Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273391

PROSPECTUS

Up to 3,050,000 Class A Ordinary Shares Issuable Upon

Exercise of Warrants

SunCar Technology Group Inc.

This prospectus relates to the issuance by SunCar Technology Group Inc. of an aggregate of up to 3,050,000 of our Class A Ordinary Shares, consisting of (i) up to 2,875,000 of our Class A Ordinary Shares (the “Public Warrant Shares”) issuable upon the exercise of 5,750,000 warrants (the “Public Warrants”) to purchase our Class A Ordinary Shares, with each Public Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, such Public Warrants originally issued in the initial public offering of Goldenbridge Acquisition Limited (“GBRG”) by holders thereof, and (ii) up to 175,000 of our Class A Ordinary Shares (the “Private Warrant Shares”, collectively with the Public Warrant Shares, the “Shares”) issuable upon the exercise of 350,000 warrants (the “Private Warrants”, and collectively with the Public Warrants, the “Warrants”) to purchase our Class A Ordinary Shares, with each Private Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, such Private Warrants originally issued in a private placement by GBRG in connection with the initial public offering of GBRG by the holders thereof. See “Prospectus Summary – Background – Business Combination” for a description of our recently completely Business Combination involving GBRG and of the original issuance of and terms of the Warrants. Subsequent to March 30, 2023 and prior to the consummation of the Business Combination, 1,660,102 shares were redeemed by a number of shareholders of GBRG in an aggregate principal amount of $18.0 million. The 3,050,000 Class A Ordinary Shares registered in this prospectus, if fully issued as of August 8, 2023, would constitute around one third of our public float. As such, the sale of these shares underlying the Warrants upon the warrant exercise could have a significant negative impact on the public trading price of our Class A Ordinary Shares at any time such trading price is above $11.50 per share. We will receive the proceeds from any exercise of any of the Warrants for cash as long as there is an effective registration statement.

We will receive up to an aggregate of approximately $35.1 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. We believe the likelihood that warrant holders will exercise their Public Warrants and Private Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares. If the trading price for our Class A Ordinary Shares is less than $11.50 per share, we believe holders of our Public Warrants and Private Warrants will be unlikely to exercise their Warrants. To the extent that the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease. See the section entitled “Use of Proceeds.” Our Class A Ordinary Shares and our Public Warrants are listed on the Nasdaq under the symbols “SDA” and “SDAWW”, respectively. On August 7, 2023, the last reported sales price of our Class A Ordinary Shares was $19.99 per share, and the last reported sales price of our Public Warrants was $0.70 per share.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

SunCar is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China.

SunCar’s PRC Operating Entities (as defined below) face various legal and operational risks and uncertainties related to doing business in China. For instance, SunCar’s PRC Operating Entities face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the ability of the Public Company Accounting Oversight Board (United States) (“PCAOB”) to inspect SunCar’s auditors, which may impact the ability of SunCar’s subsidiaries to conduct certain businesses, accept foreign investors, or its continuing listing on the Nasdaq. These risks could result in a material adverse change in SunCar’s business operations and the value of our Class A Ordinary Shares, significantly limit or hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As SunCar’s PRC Operating Entities do business in China, Chinese regulatory authorities could disallow such structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, see “Risk Factors — Risk Factors Relating to Doing Business in China” in this prospectus.

SunCar’s corporate structure as a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China involves unique risks to investors. Chinese regulatory authorities could disallow this structure, which cause the incapability to continue operation without changing the corporate structure or switching the business focus. This may in turn cause the value of the securities to significantly decline or even become worthless. According to the Foreign Investment Law in China, the State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Negative List. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other permissions or approvals from relevant PRC government authorities. On December 27, 2021, the National Development and Reform Commission of China (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly issued the Special Administrative Measures for Foreign Investment Access (Negative List) (2021 Edition), and the Special Administrative Measures for Foreign Investment Access in Pilot Free Trade Zones (Negative List) (2021 Edition), effective January 1, 2022. As a company operating its business in automotive after-sales service, insurance intermediation service and technology service, which are not included in the 2021 Negative List, SunCar believes its business is not subject to any ownership restrictions. However, since the Negative List has been adjusted and updated almost on an annual basis in the recent years, we cannot assure you that the aforementioned business segments will continuously be beyond the “prohibited” category, which would likely result in a material change in our operations or in the value of our securities. The PRC government will also establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

SunCar may encounter several limitations related to cash transfer among its PRC Operating Entities, the holding company and its investors. Any funds we transfer to the PRC Operating Entities, either as a shareholder loan or as an increase in registered capital, are subject to permission and approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to our PRC Operating Entities are subject to the registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC Operating Entities is required to be registered with the SAFE or its local branches and (ii) any of our PRC Operating Entities may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. As a holding company with no operations, our ability to distribute dividends largely depends on the distribution from our PRC Operating Entities. In addition, if SunCar is determined to be a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Ordinary Shares, and non-resident enterprise shareholders (including our ordinary shareholders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of Ordinary Shares, if such income is treated as sourced from within China. An “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

SunCar also may face risks relating to the lack of PCAOB inspection on its auditor, which may cause our securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act as amended by the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) that was signed into law on December 29, 2022, if the PCAOB has determined it is unable to investigate SunCar’s auditor completely for two consecutive years beginning in 2021. The delisting or the cessation of trading of our securities, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in China and Hong Kong, respectively, and identifies the registered public accounting firms in China and Hong Kong that are subject to such determinations. SunCar’s auditor is headquartered in Singapore and has been inspected by the PCAOB on a regular basis and is therefore not subject to the determinations announced by the PCAOB on December 16, 2021. However, since the audit work was carried out by SunCar’s auditor with the collaboration of its China-based office, the audit working papers of SunCar’s financial statements may not be inspected by the PCAOB without the approval of the PRC authorities. On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. On December 15, 2022, the PCAOB announced in the 2022 Determination its determination that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA as and when appropriate. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. There is a risk that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, and that the PCAOB may re-evaluate its determinations as a result of any obstruction with the implementation of the Protocol. Such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA, as amended by the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our Ordinary Shares being delisted by the Nasdaq.

The structure of cash flows within our organization and a summary of the applicable regulations are as follows: Our equity structure is a direct holding structure. ASGL (as defined below), direct and wholly owned subsidiary of SunCar, controls Haiyan Trading (Shanghai) Co., Ltd (“Haiyan Trading”, or the “WFOE”) and other domestic operating entities through the Hong Kong company, China Auto Market Group Ltd. (“China Auto HK”). Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the current laws and regulations of the PRC. After any non-PRC based investors’ funds enter SunCar at SunCar’s securities offerings outside of China, the funds can be directly transferred to China Auto HK, and then transferred to subordinate operating entities through the WFOE in accordance with relevant laws and regulations of the PRC. To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of SunCar or SunCar’s subsidiaries, by the PRC government to transfer cash.

If we intend to distribute dividends, we will transfer the funds to China Auto HK from WFOE in accordance with the laws and regulations of the PRC, and then China Auto HK will transfer the dividends to SunCar, and the dividends will be distributed from SunCar to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. In terms of the cash transfer among SunCar and its subsidiaries, subject to the amounts of cash transfer and the nature of the use of funds, requisite internal approval shall be obtained prior to each cash transfer. Specifically, all transactions require the approvals of the financial controllers of the entities involved. As for an internal cash transfer exceeds RMB10,000,000 (approximately $1.5 million), the general manager is also required to conduct review and approval. There are no other cash management policies.

In the reporting periods presented in this prospectus, (1) no cash transfers have occurred between our holding company and its subsidiaries, (2) no dividends nor distributions have been made by the subsidiaries to our holding company, and (3) our holding company has not paid any dividends nor made any distributions to U.S. investors. For further details, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the consolidated financial statements included elsewhere in this prospectus. As of the date of this prospectus, SunCar does not have any cash management policy other than that is stated in the paragraph above. For the foreseeable future, we intend to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, SunCar currently does not have a plan to declare dividends to its shareholders in the foreseeable future.

SunCar’s PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable In addition, PRC Operating Entities cannot distribute dividends until previous years’ loss has been offset.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

You should read this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” carefully before you invest in any of our securities.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 8 to read about factors you should consider before buying our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated August 15, 2023

You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Since the date of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed.

i

CERTAIN DEFINED TERMS

In this prospectus, unless otherwise stated, references to:

“ASGL” are to Auto Services Group Limited, a Cayman Islands exempted company;

“Business Combination” or “Mergers” are the mergers contemplated under the Merger Agreement;

“China” or “PRC” are to the People’s Republic of China;

“Class A Ordinary Shares” are to the Class A ordinary shares of the Company, each having a nominal value in U.S. dollars of $0.0001 per share;

“Class B Ordinary Shares” are to the Class B ordinary shares of the Company, each having a nominal value in U.S. dollars of $0.0001 per share;

“Closing” are to the consummation of the Business Combination;

“Closing Date” are to May 17, 2023;

“Company,” “SunCar,” “we,” “our” or “us” are to SunCar Technology Group Inc., a Cayman Islands exempted company;

“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

“GBRG” are to Goldenbridge Acquisition Limited, a British Virgin Islands business company;

“GEM Agreement” are to the Share Purchase Agreement between ASGL, GYBL and GEM Investor, dated November 4, 2022;

“GEM Investor” are to GEM Global Yield LLC SCS;

“GEM Warrant” are to a Warrant the Company issued to GYBL pursuant to the GEM Agreement;

“GYBL” are to GEM Yield Bahamas Ltd;

“Merger Agreement” are to the agreement and plan of merger among SunCar, Goldenbridge, Merger Sub, and certain other parties;

“Merger Sub” are to SunCar Technology Global Inc., a Cayman Islands exempted company and a direct wholly owned subsidiary of SunCar;

“Nasdaq” are to the Nasdaq Capital Market;

“Ordinary Shares” are to the Class A Ordinary Shares together with the Class B Ordinary Shares;

“PRC Operating Entities” are to Anqi Technology (Zhejiang) Co., Ltd (“Anqi Technology”) and its subsidiary, Shanghai Xuanbei Automobile Service Co., Limited (“Shanghai Xuanbei”), Shanghai Chengle Network Technology Co., Limited, Shanghai Qianjing Automobile Service Co., Limited, Shanghai Louduo Technology Co., Limited, Jingning Jiashan Automobile Technology Co., Limited, Beijing Beisheng United Insurance Agency Co., Ltd, Chengdu Shanda Insurance Agency Co., Ltd, Nanjing Xinda New Insurance Agency Co., Ltd, Shanghai Anite insurance Agency Co., Ltd, Shanghai Shengshi Dalian Automobile Service Co., Ltd (“Shengda Automobile”), Shengshi Dalian Insurance Agency Co., Ltd. (“SUNCAR Online”), Shanghai Feiyou Trading Co., Limited (“Shanghai Feiyou”);

“Private Warrants” are to 350,000 warrants to purchase our Class A Ordinary Shares, with each Private Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, originally issued in a private placement by GBRG in connection with the initial public offering of GBRG.

“Public Warrants” are to 5,750,000 warrants to purchase our Class A Ordinary Shares, with each Public Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, originally issued in the initial public offering of GBRG.

“RMB” or “Renminbi” are to the legal currency of the PRC;

“SEC” are to the U.S. Securities and Exchange Commission;

“Sponsor” are to Cross Wealth Investment Holding Limited;

“U.S. Dollars,” “$,” or “US$” are to the legal currency of the United States;

“U.S. GAAP” or “GAAP” are to accounting principles generally accepted in the United States;

“Warrants” are to, collectively, the Public Warrants and the Private Warrants; and

“Warrant Agreement” are to the warrant agreement, dated March 1, 2021, by and between Continental Stock Transfer & Trust Company and GBRG.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement thereto. We have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We do not take responsibility for, or provide any assurance as to the reliability of, any other information that others may give you.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since that date. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find More Information.”

The securities offered by this prospectus are being offered only in jurisdictions where the offer is permitted. We are not making an offer to sell the securities offered hereby in any jurisdiction where the offer or sale thereof is not permitted, nor have we taken any action to permit the possession or distribution of this prospectus in any jurisdiction other than the United States where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the securities registered by this prospectus and the distribution of this prospectus outside the United States.

On May 17, 2023, SunCar consummated the transactions contemplated by that previously announced Agreement and Plan of Merger dated as of May 23, 2022, by and among the Company, GBRG, Merger Sub, ASGL (d/b/a SunCar), certain shareholders of ASGL, and Ye Zaichang, an individual as the representative of the shareholders of ASGL. References to “ASGL” contained herein refer to Auto Services Group Limited prior to the Mergers. References to “the Company” or “SunCar” refer to SunCar Technology Group Inc. prior to the Mergers and to the combined company following the Mergers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

●	the Company’s plans to expand its customers base with market trends;

●	the Company’s work to provide digitalized, online services under the electrification of the vehicles, and population of new energy vehicles;

●	the Company’s coordinating with multiple insurance companies, and designing of new insurance plans for new energy vehicles drivers which will be sold exclusively through the Company;

●	the Company’s increasing monetization of the management tech it provides for small business partners;

●	the Company’s future financial performance following the Business Combination, including any expansion plans and opportunities;

●	the Company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination or any other initial business combination;

●	changes in the Company’s strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects and plans;

●	the implementation, market acceptance and success of the Company’s business model;

●	the Company’s expectations surrounding the growth of its digital platform as a part of its revenues;

●	the Company’s expectations surrounding the insurance it will maintain going forward;

●	the Company’s ability to utilize the “controlled company” exemption under the rules of Nasdaq; and

●	the Company’s ability to maintain the listing of its Class A Ordinary Shares or Warrants on Nasdaq.

v

These forward-looking statements are based on information available as of the date of this prospectus, and current expectations, forecasts and assumptions involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of the Company to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

●	future exchange and interest rates;

●	the significant uncertainties related to the COVID-19 pandemic;

●	the Company is highly dependent on the services of its executive officers;

●	the Company may experience difficulties in managing its growth and expanding its operations;

●	the outcome of any legal proceedings that may be instituted against the Company or others in connection with the Business Combination and the related transactions;

●	the Company may face risks and uncertainties associated with laws and regulations within the People’s Republic of China, which may have a material adverse effect on its business;

●	the Company’s automobile after-sales services business and insurance intermediation business largely depend on relationships with customers;

●	the Company relies on our after-sales service providers and external referral sources to operate its business, therefore relationships with its service providers are crucial to its business;

●	the Company is subject to customer concentration risk;

●	the Company is subject to credit risks from its customers;

●	the Company’s negative net operating cash flows in the past may expose it to certain liquidity risks and could constrain operational flexibility; and

●	any significant disruption in services on the Company’s apps, websites or computer systems.

The risk factors and cautionary language referred to in this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items provided under “Risk Factor Summary” in this prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. It may not contain all of the information that is important to you. You should carefully read the entire prospectus and the other documents referred to in this prospectus. For additional information, see the section “Where You Can Find More Information” on page 107. Each item in this summary refers to the page of this prospectus on which that subject is discussed in more detail.

Overview

SunCar is a provider of digitalized enterprise automotive after-sales services and online auto insurance intermediation service in China. For the years ended December 31, 2021 and 2022, we generated revenue of $249.2 million and $282.4 million, with gross profit margin of 37.1% and 40.9%, respectively. We offer one-stop, fully digitalized, on-demand automotive service systems to help clients build up their membership marketplace and serve their end customers.

According to the Frost & Sullivan Report, there are many small and local competitors in different place in China but we face four major competitors in our auto insurance business for NEVs as Cheche Insurance Sales Service Co., Ltd., PengCheng Insurance Agency Co., Ltd, Hebei Meilian Insurance Agent Co., Ltd., and Ant Insurance Agency Co., Ltd. And we also face four major competitors in our after-sales business as TUHU Car Inc., Harson Group, Bosch Automotive Aftermarket (China) Co., Ltd. and Beijing Qiguanghang Information Technology Co., Ltd.

Since our inception in 2007, we have amassed ample experience in recognizing and serving the expanding needs of China’s automobile owners. Rising with the increasing prevalence of the mobile internet in China, we introduced online apps for our insurance and after-sales business in 2014 and 2015, respectively. From 2015 to 2021, our revenue experienced a steady growth of 31.2% CAGR. We have built comprehensive digital systems for both of our after-sales service and our insurance intermediation business segments, centered on our multi-tenant, cloud-based platform which empowers our clients and service providers to optimally access and manage the types of services and insurance they desire.

We operate our automotive after-sales services business through offering customized service solutions to our after-sales partners (our “enterprise clients”), who are major banks, insurance companies, telecommunication companies, new energy vehicle (or NEV) original equipment manufacturers (OEMs) or any client that has end customers demanding automotive services. These enterprise clients purchase our service solutions for the members of their reward programs or customer loyalty programs to enjoy. The automotive after-sales service solutions cover over 300 types of services such as car wash, oil change, tire repair, car beautification, road assistance, flight pickup, designated driving and VIP lounge. They are provided in collaboration with our after-sales service providers, which are typically third-party automotive after-sales service providers. As of December 31, 2022, we have established a service network of over 45,000 third-party brick-and-mortar after-sales service providers, leasing and roadside assistance companies (compared to 42,000 and 40,000 as of December 31, 2021 and 2020), covering over 350 cities (out of a total of approximately 690), and 33 (out of a total of 33) provinces of China (compared to 20 provinces as of December 31, 2021 and 2020, respectively). With this extensive service network, we serve over 1,300 enterprise clients.

For our insurance intermediation business, we primarily facilitate the sales of automobile insurance products underwritten by major insurance companies in China. We receive commissions from these insurance companies, typically a percentage of the premium paid by insurance purchasers. We implement, automate and streamline the insurance purchasing process on our proprietary, fully online digital apps, integrating full spectrum products from leading insurers in China. We sell insurance policies through a network of over 62,000 external sales partners. These sales partners include an offline after-sales network with frequent exposure to car owners, an online marketplace with large user traffic, and emerging NEV OEMs and service providers. As of December 31, 2022, we have branch headquarters in 31 cities in 20 provinces of China (compared to 31 cities and 35 cities in 20 provinces as of December 31, 2021 and 2020, respectively). We have also established collaborative relationships with 85 insurance companies.

We have built up our business as a digitalized, technology-driven provider of online platforms that enable and facilitate B2B services. As of December 31, 2022 we have secured 134 registered copyrights of computer software. Our proprietary technology solution is centered on our multi-tenant platform and our cloud infrastructure. On the after-sales services side, our digital platform provides API docking, front-end plug-in and module integration for our enterprise clients, as well as efficient, user friendly management and operations tools for our service providers. On the insurance intermediation side, our platform empowers our insurance company clients to manage all aspects of their business including customer orders, products, commissions, and reports. For insurance purchasers, our online insurance interface provides data-driven, AI-empowered real time quotation, pricing, underwriting and payment, by connecting to our market-wide insurer clients and the full spectrum of their policy selections. Our AI-empowered hybrid cloud infrastructure provides the secure storage and computation to support the demands by both insurance companies as well as end customers.

We have started making our technologies into a new business line. With growing demands to efficiently manage their businesses, our automotive service providers are now paying for our online tools to streamline their business workflows, manage their customer relationships and automate orders processing. With the iterative upgrades of our technology, we are working on developing a SaaS model product offering and plan to gradually turn our automotive service providers into our technology customers.

We believe the cross-utilizations and interconnections between our automotive after-sales service and insurance intermediation business lines enable positive feedback loops between them and symbiotic growth of both. While we are developing our nation-wide automotive service provider network, these service providers become our sales partners of our insurance intermediation business. Conversely, when we engage with insurance companies to sell their insurance products, we also engage them as clients of our after-sales service solutions. We believe our synergistic business development will boost our sales channels as well as client network in both of our business segments. As of December 31, 2021, 190 of our engaged insurance companies and their branch companies had already become our after-sales service clients (compared to 170 as of December 31, 2020) while over 9,000 aftersales service providers have become our insurance sales partners (compared to 7,800 as of December 31, 2020).

As our business is closely connected to the automotive industry, we have also embraced the recent trends of electric and smart vehicles. As of December 31, 2022 we have been working with 20 mainstream NEV and smart car panel players, embedding our after-sales service solutions into their online applications and panels, and providing various insurance products to NEV owners.

Background

Business Combination

On May 17, 2023, the Company consummated the transactions contemplated by that previously announced Agreement and Plan of Merger dated as of May 23, 2022, by and among the Company, GBRG, Merger Sub, ASGL (d/b/a SunCar), certain shareholders of ASGL, and Ye Zaichang, an individual as the representative of the shareholders of ASGL. Terms in this section not otherwise defined in this prospectus are as defined as in the Merger Agreement. On the Closing Date, pursuant to the Merger Agreement:

●	GBRG reincorporated in the Cayman Islands by merging with and into SunCar, with SunCar remaining as the surviving publicly traded entity (the “Reincorporation Merger”);

●	one business day after the Reincorporation Merger, Merger Sub merged with and into ASGL, resulting in ASGL being a wholly owned subsidiary of SunCar (the “Acquisition Merger”, and together with the Reincorporation Merger, the “Mergers”, and together with all other transactions contemplated by the Merger Agreement, the “Business Combination”);

●	at the closing of the Acquisition Merger, the issued and outstanding shares in ASGL held by the former ASGL shareholders were cancelled and cease to exist, in exchange for such numbers of Class A Ordinary Shares of the Company and Class B Ordinary Shares of the Company, as determined in the Merger Agreement;

●	every issued and outstanding Parent Unit was automatically separated into each’s individual components of one Parent Ordinary Share, one Parent Warrant and one Parent Right, and all Parent Units ceased to be outstanding and was automatically canceled and retired and ceased to exist. Each individually separated component shall, at the Reincorporation Effective Time, be converted into such number of Class A Ordinary Shares of the Company and warrants exercisable for such number of Class A Ordinary Shares as determined in accordance with the Merger Agreement;

●	each issued and outstanding Parent Warrant immediately prior to the Reincorporation Effective Time was converted automatically into a warrant exercisable for that number of Class A Ordinary Shares as determined in accordance with the Merger Agreement;

●	each holder of the convertible promissory notes issued by ASGL and outstanding agreed to waive the conversion rights thereto, as determined in accordance with the Merger Agreement; and

●	all options to purchase ordinary shares of ASGL were assumed by the Company and became options to purchase Class A Ordinary Shares (the “Assumed Options”) as determined in accordance with the Merger Agreement.

The Warrants thus converted from the Parent Warrants as a result of the Business Combination consist of: (i) 5,750,000 Public Warrants to purchase our Class A Ordinary Shares, with each Public Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share; and (ii) 350,000 Private Warrants to purchase our Class A Ordinary Shares, with each Private Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share. The Parent Warrants were originally issued as part of the units issued in relation to GBRG’s initial public offering, which included 5,750,000 public units offered and issued pursuant to a registration statement on Form S-1 declared effective by the SEC on March 1, 2021 and 350,000 private units issued in a concurrent private placement to the Sponsor.

Recent Developments

On May 19, 2023, SunCar entered into a Share Subscription Agreement with a certain non-U.S. person, Anji Zerun Private Equity Investment Partnership (Limited Partnership) (“Anji”) pursuant to which SunCar agreed to sell to Anji, and Anji agreed to purchase from SunCar in a private placement, 2,173,657 Class A Ordinary Shares (the “Anji Shares”), for total consideration of US$21,736,569.25. The Anji Shares are subject to a lock-up period of six months.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, it is exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of its Chief Executive Officer to the median of the annual total compensation of all of its employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Act.

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We previously elected to avail ourself of the extended transition period, and following the consummation of the Business Combination, we are an emerging growth company at least until December 31, 2023 and are taking advantage of the benefits of the extended transition period emerging growth company status permits. During the extended transition period, it may be difficult or impossible to compare our financial results with the financial results of another public company that complies with public company effective dates for accounting standard updates because of the potential differences in accounting standards used.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) December 31, 2025, (b) the last date of our fiscal year in which we have a total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Summary Risk Factors

General Risks Related to SunCar’s Business

●	Our automobile after-sales services business and insurance intermediation business largely depend on our relationships with our customers. See Risk Factors - Our automobile after-sales services business and insurance intermediation business largely depend on our relationships with our customers. If we cannot maintain good relationships or provide satisfactory services to them, we may lose some of our business.

●	We rely on our after-sales service providers and external referral sources to operate our business, therefore our relationships with our service providers are crucial to our business. See Risk Factors - We rely on our after-sales service providers and external referral sources to operate our business, therefore our relationships with our service providers are crucial to our business. Failure to establish and maintain stable relationships with them and other supply chain disruptions may adversely affect our results of operations and business prospects.

●

We are subject to customer concentration risk. See Risk Factors - We are subject to customer concentration risk. Our growth and revenue could be materially and adversely affected if we lose any significant customer, or if any significant customer fails to cooperate with us at anticipated levels.

●	We are subject to credit risks from our customers. See the risk factor under such title.

●	Our negative net operating cash flows in the past may expose us to certain liquidity risks and could constrain our operational flexibility. See the risk factor under such title.

●	Any significant disruption in services on our apps, websites or computer systems, including events beyond our control, could materially and adversely affect our business, financial condition and results of operation. See the risk factor under such title.

●	We are an “emerging growth company” and we cannot be certain whether the reduced disclosure requirements applicable to “emerging growth companies” will make our Ordinary Shares less attractive to investors. See the risk factor under such title.

Risks Related to SunCar’s Insurance Services

●	We participate in the business as an insurance intermediary, therefore, we only obtained necessary licenses for the sale of insurance, but these insurances do not allow us to create/modify insurance products either. See the risk factor under such title.

●	Our business is subject to regulation and administration by the China Banking and Insurance Regulatory Commission and other government authorities, and failure to comply with any applicable regulations and rules by us could result in financial losses or harm to our business. See the risk factor under such title.

●	Misconduct of the external referral sources we engaged to promote our insurance intermediation services is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs. See the risk factor under such title.

●	Examinations and investigations by the PRC regulatory authorities may result in fines and/or other penalties that may have a material adverse effect on our reputation, business, results of operations and financial condition. See Risk Factor under such title.

●	Because the commission revenue we earn on the sale of insurance products is based on premium and commission rates set by insurance companies, any decrease in these premiums or commission rates, or increase in the referral fees we pay to our external referral sources, may have an adverse effect on our results of operation. See the risk factor under such title.

Risks Related to Doing Business in China

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC Operating Entities to liability or penalties. See Risk Factors - PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC Operating Entities to liability or penalties, limit our ability to inject capital into our PRC Operating Entities or limit the ability of our PRC Operating Entities to increase their registered capital or distribute profits.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See the risk factor under such title.

●	The Chinese government exerts substantial influence over the manner in which SunCar must conduct our business activities. See Risk Factors - The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain permission or approval from Chinese authorities to list on U.S exchanges, however, if we were required to obtain permission or approval in the future and were denied permission or approval from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our ordinary shares may significantly decline or be worthless, which would materially affect the interest of the investors.

●	Our business is conducted in RMB and the price of our ordinary shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments. See Risk Factors - Because our business is conducted in RMB and the price of our ordinary shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Changes in the conversion rate between the United States dollar and the RMB will affect the amount of proceeds we will have available for our business.

●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. SunCar may be liable for improper use or appropriation of personal information. See the risk factor under such title.

●	If SunCar is classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ordinary shareholders. See the risk factor under such title.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions. See the risk factor under such title.

●	The permission or approval of the China Securities Regulatory Commission may be required in connection with this Transaction and, if required, we cannot predict whether we will be able to obtain such permission or approval. See the risk factor under such title.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Operating Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See the risk factor under such title.

●	Recently, the PRC government initiated a series of regulatory actions and released guidelines to regulate business operations in China with little advance notice, including those related to data security or anti-monopoly concerns, which may have an impact on our ability to conduct certain business in China, accept foreign investments, or list on a U.S. or other foreign exchange. See Risk Factors - We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies and Risk Factor - The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Therefore, investors in the securities and our business face potential uncertainty from the PRC government’s policy. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or to be worthless. See Risk Factors - The permission or approval of the China Securities Regulatory Commission may be required in connection with this Transaction, and, if required, we cannot predict whether we will be able to obtain such permission or approval.

●	Our auditor is headquartered in Singapore, Singapore, and is subject to inspection by the PCAOB on a regular basis. See Risk Factors - Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China that PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA.

Risks Related to Ownership of SunCar Securities

●	Because there are no current plans to pay cash dividends on the Class A Ordinary Share for the foreseeable future, you may not receive any return on investment unless you sell your Class A Ordinary Share for a price greater than that which you paid for it. See the risk factor under such title.

●	If SunCar fails to implement and maintain an effective system of internal controls to remediate its material weaknesses over financial reporting, SunCar may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of SunCar’s ordinary shares may be materially and adversely affected. See the risk factor under such title.

●	Future sales or perceived sales of substantial amounts of our securities in the public market could have a material adverse effect on the prevailing market price of our Ordinary Shares and our ability to raise capital in the future, and may result in dilution of your shareholdings. See the risk factor under such title.

●	We may have conflicts of interest with our largest shareholder and may not be able to resolve such conflicts on favorable terms for us. See the risk factor under such title.

●	The Warrants may never be in the money, and may expire worthless. See the risk factor under such title.

●	The issuances of additional our Class A Ordinary Shares under the GEM Agreement and the GEM Warrant may result in dilution of our shareholders and have a negative impact on the market price of our Class A Ordinary Share. See the risk factor under such title.

Corporate Information

SunCar is a Cayman Islands exempted company with operations primarily conducted by its subsidiaries in China.

The Company’s principal executive offices are located at Suite 209, No. 656 Lingshi Road, Jing’an District, Shanghai, 200072, People’s Republic of China, and its telephone number is (86) 138-1779-6110. The Company’s website is https://suncartech.com/. The information contained on, or accessible through, the Company’s website is not incorporated by reference into this prospectus, and you should not consider it a part of this prospectus.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically, with the SEC at www.sec.gov.

THE OFFERING

Issuer	SunCar Technology Group Inc.

Registered Securities	Up to 3,050,000 Class A Ordinary Shares consisting of:

	●	up to 2,875,000 Class A Ordinary Shares (the “Public Warrant Shares”) issuable upon the exercise of 5,750,000 Public Warrants, with each Public Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share; and

	●	up to 175,000 of Class A Ordinary Shares (the “Private Warrant Shares”) issuable upon the exercise of 350,000 Private Warrants, with each Private Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share.

Ordinary Shares outstanding before the offering	85,686,666 shares outstanding as of August 8, 2023.

Ordinary Shares outstanding after the offering	88,736,666 shares based on total number of outstanding shares as of August 8.

Exercise price of the Warrants	$11.50 per share.

Use of proceeds	We will receive up to an aggregate of approximately $35.1 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. We believe the likelihood that Warrant holders will exercise their Public Warrants and Private Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares. If the trading price for our Class A Ordinary Shares is less than $11.50 per share, we believe holders of our Public Warrants and Private Warrants will be unlikely to exercise their warrants. To the extent that the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease. See the section entitled “Use of Proceeds.”

Market for Class A Ordinary Shares and Public Warrants	Our Class A Ordinary Shares and Public Warrants are currently traded on Nasdaq under the symbols “SDA” and “SDAWW,” respectively.

Risk factors	Before investing in our securities, you should carefully read and consider the information set forth in the “Risk Factors” section of this prospectus, which begins on page 8.

For additional information concerning the offering, please see the “Plan of Distribution” section of this prospectus.

The number of our Ordinary Shares outstanding as shown above is based on 85,686,666 shares outstanding as of August 8, 2023 and excludes up to 2,839,951 of our Class A Ordinary Shares to be issued to GYBL upon the exercise of the GEM Warrant, and up to 12,500,000 of our Class A Ordinary Shares we may sell to GEM Investor from time to time over approximately the 36 months after the Closing Date, at our sole discretion, in accordance with the GEM Agreement. Except as otherwise indicated, all information in this prospectus assumes no exercise of outstanding warrants to purchase our Ordinary Shares outstanding as of August 8, 2023.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision with regard to our securities. The statements contained in or incorporated into this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment. In addition, you should consider the risk factors in any prospectus supplement. Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this prospectus. Known and unknown risks and uncertainties may significantly impact and impair our business operations.

General Risks Related to SunCar’s Business

Our historical business growth and profitability may not be indicative of future performance. You should not rely on the results of our operations as an indication of future revenue, profit or growth.

We commenced our insurance intermediation business in May 2007 and launched our automobile after-sales services business in June 2013, both through our operating entities in China. Our revenue and net profit increased continually. For the years ended December 31, 2020, 2021 and 2022, we generated revenue from continuing operations of $238.9 million, $249.2 million and $282.4 million, respectively. For the same periods, our net profit from continuing operations was $6.62 million, $9.59 million, and net loss from continuing operations of 10.9 million, representing a net profit margin from continuing operations of 2.77%, 3.85% and net loss margin from continuing operation of 3.86% in the respective periods. Our net losses were $9.78 million, $18.09 million and $11.9 million for the years ended December 31, 2020, 2021 and 2022, respectively, which were due to discontinued operations in our financial leasing business line. Due to the stringent regulations for the financial leasing industry and sluggish economic environment especially impacted by COVID-19, payments receivable from lessees were severely overdue. Accordingly we made significant bad debt provision. In addition, fixed and required basis costs and expenses, including fund cost, personnel expenditure, rental expense and other expense to maintain normal operating activities were stable, and hence, the financial business line was under performance. For the purpose of concentrating on our remaining major business lines, we disposed the financial leasing business line as of March 1, 2022.

However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to deliver similar growth or avoid any decline in the future. Our growth may slow down and our revenue and net profit may decline for a number of possible reasons, including the risk factors set forth in this prospectus. Some of the risks are beyond our control, including declining growth of our overall market or industry, increasing competition, the emergence of alternative business models, decreasing customer base, changes in rules, regulations, government policies or general economic conditions, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors. You should consider our business and prospects in light of these risks, and not unduly rely on our past results of operations or historical growth rate as an indicator of our future performance.

If we fail to maintain cordial relationships with our business partners, our business, results of operations, financial condition and business prospects could be materially and adversely affected.

We are a company working as an intermediary in automobile after-sales services and insurance. Therefore, we depend on our after-sales service providers and insurance companies partners to provide services to our clients and customers. Our success depends on our ability to, among other things, develop and maintain relationships with our existing business partners and attract new business partners.

Our automobile after-sales services business and insurance intermediation business largely depend on our relationships with our customers. If we cannot maintain good relationships or provide satisfactory services to them, we may lose some of our business.

For our automobile after-sales services business, our after-sales partners are our clients, mainly consisting of banks, insurance companies and other large corporations. We secure service contracts with a substantial number of our enterprise clients through a bidding or centralized procurement process. These contracts generally have a term of one or two years which, upon expiry, we are typically subject to a new round of bidding or centralized procurement process to be awarded a renewed contract. We cannot assure you that we will always be invited to participate in the bidding or procurement process of our existing customers upon expiry of our existing contract terms or potential customers that we strive to establish business relationship with, or that we would be able to succeed in the bidding or procurement processes or maintain comparable success rates in the future. Furthermore, our cooperation with our enterprise clients is subject to their annual budget constraints, which could indirectly affect the growth of our automobile after-sales services business.

For our insurance intermediation business, we provide agency services for major insurance companies in China by distributing primarily automobile insurance products underwritten by them, and receive commissions from these insurance companies. Our relationships with these insurance companies are governed by agreements between the insurance companies and us. These contracts generally provide, among other things, the scope of our authority and our commission rates, and typically have a term of one or three years. Certain of these contracts can also be terminated by the insurance companies with a relatively short notice under certain circumstances. There is no assurance that we would be able to renew any such contracts upon their expiry with terms that are comparable to or better than the existing ones, if at all. Any interruption to or discontinuation of our relationships with these insurance companies may severely and negatively impact our results of operations.

In addition, client and end-consumer recognition is critical for us to remain competitive. Our ability to maintain and enhance client and end-consumer recognition and reputation depends primarily on the quality of the products and services they receive. If we are unable to maintain and further enhance our client and end-consumer recognition and reputation and promote awareness of our product offerings and services, we may not be able to maintain or continue to expand our client base, and our results of operations may be materially and adversely affected. Furthermore, any negative or malicious publicity relating to our Group, products and services could harm our brand image and in turn materially and adversely affect our business and results of operations.

We rely on our after-sales service providers and external referral sources to operate our business, therefore our relationships with our service providers are crucial to our business. Failure to establish and maintain cordial relationships with them and other supply chain disruptions may adversely affect our results of operations and business prospects.

For our automobile after-sales services business, we rely on our after-sales service providers to deliver a variety of automobile-related services to customers of our enterprise clients. Accordingly, our relationships with the after-sales service providers and their quality of service are crucial for us to continue our business growth and promote our brand and reputation among our customers. If our relationships with them deteriorate, our business, financial condition and results of operations may be materially and adversely affected. Similarly, failure of our after-sales service providers to deliver services of satisfactory quality may cause our clients to stop using our services, which could adversely affect our revenue or even jeopardize the business relationship with our customers.

For our insurance intermediation business, we collaborate with various external referral sources to expedite our market penetration and broaden our end consumer base. Our external referral sources are our service providers in the insurance intermediation business. Failure to establish and maintain cordial relationships with our external referral sources may materially and adversely affect our ability to expand our business scale and geographical coverage, which in turn could adversely affect our results of operations and business prospects.

In addition, our contracts with our clients and service providers are typically on a non-exclusive basis, and they may choose to cooperate with our competitors or offer competing services themselves. For example, there is an increasing trend that major insurance companies build their own Internet or mobile channels and strengthen their in-house capabilities to distribute their insurance products, as well as establishing their own insurance intermediation arms. Our after-sales service providers may also choose to work with our competitors or other service platforms, which may offer better terms or bring upon more business volume to them. In any event, there is no assurance that we will be able to continuously maintain positive relationships with our business partners, or continue to work with them on terms favorable to us, or at all. If any of the foregoing occurs, our business growth, results of operations and financial condition will be adversely affected.

Moreover, our after-sales service providers depend upon frequent use of auto parts, products, and supplies to perform the services they provide for us. Shortages or interruptions in the supply chain caused by unexpected demand, problems in production or distribution, acts of terrorism, financial or other difficulties of suppliers, labor issues, inclement weather, natural disasters such as floods, drought and hurricanes, outbreak of armed conflicts or disease, such as COVID-19, or other conditions could adversely affect the availability, quality and cost of supplies for such products, which could materially and adversely affect the businesses of our after-sales service providers and us. Recent global supply chain disruptions have had minimal direct impacts on our operations, because our business is digitalized and require very little continuous supply of physical materials. Moreover, the labor supply of our after-sales service providers have been affected only minimally, since we source these providers in China locally, close to the locations of our clients service requests. For examples, Russia, Ukraine, and the United States have no nexus to our supply chains, so events happening in these locations have minimal effect on our supply chain management or risks.

Global inflationary pressures could negatively impact our results of operations and cash flows.

We face two types of possible inflationary pressures: a general pressure from inflation-related economic slowdown, and a specific pressure from inflation of the prices of fuel. First, inflation could slow down the global economy and the economic activity in China in particular, and thus decrease the over amount of automobile usage in China which would impact our business. So far, this risk has not been realized, and we see automobile usage in China continue to steadily grow. Second, since the 2022 inflation episode was triggered by the conflict in Ukraine and the resulting increase in fossil fuel prices, it particularly impacts the automobile industry which still mainly relies on fossil fuel to power the vehicles. Thus, the automotive and related industries, including insurance and after-sales service industries where we operate, would face increased cost of operation even more significant than the global economy as a whole, drive by the increase in fuel prices. Our efforts in developing our NEV (new energy vehicles) business line may not be able to completely offset this risk, since NEV is still a small minority portion of the entire automotive industry.

Increases in labor costs and employee benefits may adversely affect our business and profitability.

Labor costs in China have risen in recent years as a result of social and economic development including the increasing inflation. Average wages in China are expected to continue increasing. We may also need to increase our total compensation packages to attract and retain experienced personnel to achieve our business objectives. In addition, we are required by the PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, and insurance, to designated government authorities for the benefits of our employees. We may be determined by the relevant government authorities to have failed to make adequate payments to the statutory employee benefits, due to the inconsistent implementation or interpretation of the PRC laws and regulations by local authorities or our lack of understanding of the relevant PRC laws and regulations. As a result, we may be subject to late payment fees or other penalties. As of the date of this prospectus, our PRC Operating Entities have not been materially impacted, in part because our labor suppliers, the after-sales service providers, are highly fragmented and not coordinated as US-style labor unions do not exist in the PRC. However, we expect that our labor costs, including wages and employee benefits, will continue to increase. Our financial condition and results of operations may be adversely affected as a result of any material increase in our labor costs.

We are subject to customer concentration risk. Our growth and revenue could be materially and adversely affected if we lose any significant customer, or if any significant customer fails to cooperate with us at anticipated levels.

For the year 2022, we had two customers each accounting for more than 10% of our revenue for a total of 26%, and three customers each accounting for more than 10% of our accounts receivables for a total of 72%. For the year of 2021, we had one customer accounting for more than 15% of our revenue, and three customers each accounting for more than 10% of our accounts receivables for a total of 46%. For the year 2020, we had one customer accounting for 26% of our revenue, and one customer accounting for 18% of our accounts receivables. None of these major customers is a related party to SunCar or its Directors.

There are a number of factors, other than our performance, that could cause loss of, or decrease in the volume of business from, a customer. We cannot assure you that we will continue to maintain the business cooperation with these customers at the same level, or at all. The loss of business from any of these significant customers, or any downward adjustment of the commission rates paid to us, could materially adversely affect our revenue and profit. Furthermore, if any significant customer terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with comparable insurance company in a timely manner, or at all.

We are subject to credit risks from our customers.

We typically grant credit period to our automobile enterprise clients. While they are principally insurance companies and banking institutions, there is no assurance that income receivable by us will not be subject to disputes with our clients and partners. Given the scale of our clients and the negotiating positions they enjoy, in case of dispute we are typically in a less favorable position to succeed in recovering the trade receivables and our financial position and results of operations may be negatively impacted as a result.

Our outstanding accounts receivable are not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our accounts receivable, which risk is heightened during periods of uncertain economic conditions, there can be no assurance such procedures will effectively limit our credit risk and enable us to avoid losses, which could have a material adverse effect on our financial condition and operating results. Our net accounts receivable balance was US$85.6 million and US$85.6 million as of December 31, 2021, and December 31, 2022, respectively, and we recognized bad debt expenses of nil, nil, and US$26.0 million during the years ended December 31, 2020, 2021 and 2022, respectively.

We may not be able to facilitate diversified products and services to effectively address our end consumers’ needs, which could have a material adverse effect on our business, results of operations and financial condition.

We strive to continuously upgrade our automobile after-sales services by offering more comprehensive service solutions and upgraded experience. We also seek to collaborate with more insurance companies located in our existing and new geographical markets, while maintaining full spectrum insurance product choices. Expansion into new product and service categories and geographies involves new risks and challenges. If we fail to respond to the changing and emerging needs and preferences of our customers and end consumers, or we incorrectly respond to the changing and emerging needs and preferences, our business, results of operations and financial condition may be materially and adversely affected.

Any breaches to our security measures, including unauthorized access to our systems, computer viruses and cyber-attacks may adversely affect our database and reduce the use of our services and damage our reputation and brand names.

In connection with our business as a provider of online platform, we collect, host, store, transfer, process, disclose, use, secure and retain and dispose of large amounts of personal and business information about our clients and partners. We focus on ensuring that we safeguard and protect personal and business information and client funds, and we devote significant resources to maintain and regularly update our systems and processes. Nonetheless, the global environment continues to grow increasingly hostile as attacks on information technology systems continue to grow in frequency, complexity and sophistication, and we are regularly targeted by unauthorized parties using malicious tactics, code and viruses.

Any cyberattack, unauthorized intrusion, malicious software infiltration, network disruption, denial of service, corruption of data, theft of non-public or other sensitive information, or similar act by a malevolent party (including our personnel), or inadvertent acts or inactions by our vendors, partners or personnel, could result in the loss, disclosure or misuse of confidential personal or business information or the theft of client, and could have a materially adverse effect on our business or results of operations or that of our clients, result in liability, litigation, regulatory investigations and sanctions or a loss of confidence in our ability to serve clients, or cause current or potential clients to choose another service provider. As the global environment continues to grow increasingly hostile, the security of our operating environment is ever more important to our clients and potential clients. As a result, the breach or perceived breach of our security systems could result in a loss of confidence by our clients or potential clients and cause them to choose another service provider, which could have a materially adverse effect on our business.

As of the date of this prospectus, we believe we are not subject to any material cybersecurity risks. Although we believe that we maintain a robust program of information security and controls and none of the data or cyber security incidents that we have encountered to date have materially impacted us, we cannot guarantee that our measures will always be reliable, a data or cyber security incident could disrupt our continuing service to our customers and their end users, force us in providing inferior services, or delay the completion of our service, and then in turn have a materially adverse effect on our business, results of operations, financial condition and reputation.

We face intense competition in the markets we operate in, and some of our competitors may have greater resources or brand recognition than us.

The automobile insurance intermediation market and the integrated automobile after-sales service market in China are highly fragmented and competitive. In our automobile after-sales services business, we primarily compete with a large number of large integrated service providers and other independent after-sales service providers. We compete for customers on the basis of product offerings, pricing, customer services and reputation. In our insurance intermediation business, we face competition from insurance companies that use their in-house sales force, exclusive sales agents, telemarketing, and Internet or mobile channels to distribute their insurance products, and from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships, as well as from other professional insurance intermediaries.

Some of our current and future competitors may have greater financial and marketing resources than we do, and may be able to offer services that we do not currently have and may not offer in the future. The disruption of business cooperation with major banks and insurance companies we work with may cause us to lose our competitive advantages in certain areas. If we are unable to compete effectively against and stay ahead of our competitors, we may lose customers and our financial results may be negatively affected.

Our negative net operating cash flows in the past may expose us to certain liquidity risks and could constrain our operational flexibility.

We had negative net operating cash flows in year 2021 and 2022. Our cash flows have been affected by a general mis-match of cash inflow and outlay on the operational level resulting from our significantly longer trade receivables turnover days compared to our trade payables turnover days, as our customers are mostly banks and insurance companies and their respective payment process is generally significantly longer than our payment process to our external referral sources and after-sales service providers.

We cannot assure you that we will not experience net current liabilities or negative net operating cash flows in the future. Our future liquidity, ability to make necessary capital expenditures, the payment of trade and other payables, as and when they become due, will primarily depend on our ability to maintain adequate cash inflows from our operating activities and adequate external financing. Our ability to generate adequate cash inflows from operating activities may be affected by our future operating performance, prevailing economic conditions, our financial, business and other factors, many of which are beyond our control. Also, we may not be able to renew or refinance our existing bank borrowings or secure additional external financing on a timely basis or on acceptable terms, or at all. The occurrence of any of the foregoing may cause us not to have sufficient cash flow to fund our operating costs and constrain our operational flexibility and, in that event, our business, financial condition and results of operations could be adversely affected.

Our latest business growth strategy may negatively impact our financial results and profit margins in the short run.

To better fit into the development of current vehicle industry pioneer in the new energy vehicles (“NEVs”) market and transform to the sustainable growth strategy, we plan to focus on several marketing points to further increase the revenue of SunCar. Our growth strategy includes the following: (1) expanding customers base with market trends; (2) under the electrification of the vehicles, and population of NEVs, SunCar is working to provide digitalized, online services; (3) coordinating with multiple insurance companies, and design new insurance plans for NEV drivers which will be sold exclusively through SunCar; and (4) increasingly monetize the management tech (SaaS) we provide for small business partners. Although we do not expect our profit margin to decrease as a result of our latest business growth strategy, given that the strategy does not require a significant increase in capital expenditures, we may not succeed in achieving one or more of the goals under our growth strategy and it may cost us more expenses to achieve them than we anticipate. If we incur substantial expenses for implementing the plan without being able to achieve the anticipated business growth and expansion, our operating and financial results and our business prospects may be materially and adversely affected.

Our business is subject to seasonality.

In our insurance intermediation business, our revenue (i.e., commissions from insurance companies) is subject to quarterly fluctuations as a result of, among other factors, the seasonality of our business, the timing of policy renewals of individual policy owners and the net effect of new and lost business. During any given year, our revenue derived from distribution of insurance products is generally lower during the first quarter. The factors that cause such quarterly variations are not within our control. Specifically, change of end-consumer demand, timing of renewals, cancellations of insurance policies would cause seasonal fluctuations in our results of operations. On the other hand, revenue derived from our after-sales service business in any given year also exhibits seasonality generally, and is generally highest in the second quarter and the fourth quarter, mainly resulting from the expiry of reward points in our enterprise clients’ reward programs or customer loyalty programs and the promotional activities launched by our major customers in June and December of each year. In addition, changes in certain of our expenses do not necessarily correspond with such fluctuations. For example, we spend on marketing activities, staff recruitment and training, and product development throughout the year, and we pay rent for our facilities based on the terms of the lease agreements. We may also incur significant costs for our information technology systems and enhancements and upgrades of our apps from time to time in support of our business developments. We expect to continue to experience seasonal fluctuations in our revenue and results of operations. These fluctuations could result in volatility in our results of operations. As a result, you may not be able to rely on quarterly comparisons of our operating results as an indication of our future performance.

Any significant disruption in services on our apps, websites or computer systems, including events beyond our control, could materially and adversely affect our business, financial condition and results of operation.

Our business is highly dependent on the ability of our information technology systems to timely process a large number of transactions across different markets and products at a time when the volume of such transactions is growing rapidly. We are also increasingly relying on our apps to facilitate the business process of both our insurance intermediation and our automobile after-sales services. Usability of our apps as perceived by users can influence customer satisfaction. The proper functioning and improvement of our apps, our accounting, customer database, customer service and other data processing systems, together with the communication systems between our various branches and our principal executive office in Shanghai, is critical to our business and to our ability to compete effectively. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of any of our information technology systems could damage our reputation and materially and adversely affect our operations and profitability.

Our business model and our planned business developments are dependent on the proper function of our IT systems and infrastructure and our ability to continuously improve our IT systems and infrastructure and adopt advancing technologies. Breakdown of any of our major IT systems or failure to keep up with technological developments would materially and adversely affect our business, results of operations and future prospects.

Our proprietary technology and technological capabilities are critical to the development and maintenance of our IT systems and infrastructure underlying our apps and platforms, which in turn is vital to our business operations and planned developments. We need to keep abreast of the fast evolving IT developments, and continuously invest in significant resources, including financial and human capital resources to maintain, upgrade and expand our IT systems and infrastructure in tandem with our business growth and developments. However, research and development activities are inherently uncertain, and investments in information technologies and development of proprietary technologies may not always lead to commercialization or monetarization, or lead to increased business volume and/or profitability. The fast evolving IT developments may also render our existing systems and infrastructure and those that are newly developed and implemented obsolete before we are able to reap sufficient benefits to recover their investment costs, and may lead to substantial impairments which would adversely affect our results of operations. Obsolescence in our proprietary technology, IT systems and infrastructure may also significantly impair our ability to conduct and grow our business and compete effectively, which could materially and adversely impact our results of operations and business prospects. On the other hand, any significant breakdown of our IT systems and infrastructure may materially and adversely affect our business, results of operations, reputation and business prospects, and may even subject us to potential claims or even litigations, particularly as parts of our IT systems and infrastructure are linked to or connected with IT systems and infrastructure of our insurance company partners and enterprise clients, who are mostly sizeable and reputable financial institutions whom themselves are subject to stringent regulatory supervision. As we rely heavily on our apps and our IT systems and infrastructure to facilitate and conduct our business, any prolonged breakdown of systems and infrastructure could also materially impact our business and results of operations.

Failure to ensure and protect the confidentiality of the personal data of end consumers could subject us to penalties, negatively impact our reputation and deter end consumers from using our platforms.

In providing our services, a challenge we face is the secured collection, storage and transmission of confidential information. We acquire certain private information about end consumers, such as name, personal identification number, address and telephone number during the course of our business. We also obtained certain personal data from our insurance company partners and enterprise clients pursuant to the collaboration agreements with them, such as the vehicle registration number and registration date, the engine number, the make and model of the automobile and information about the current insured status of the automobile of a potential insurance purchaser. We are required to collect and use such information in accordance with relevant PRC laws and not to disclose or use such information without consent from the respective consumers.

While we have taken steps to protect the personal data that we have access to, our security measures could be breached. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential personal data to be stolen and used for criminal purposes, and could also expose us to liability related to the loss of information, time-consuming and expensive litigation and negative publicity. If security measures are breached or if we fail to protect confidentiality of the personal data of end consumers otherwise, our insurance company partners, our enterprise clients as well as end consumers may be deterred from choosing us, which could result in significant loss of business and we could incur significant liability, and our business and operations could be adversely affected.

We may fail to attract or retain an experienced management team and qualified personnel.

Our continued success depends on our ability to attract and retain an experienced management team and other employees with the requisite expertise and skills. Our ability to do so is influenced by a variety of factors, including the structure of the compensation package that we formulate and the competitive market position of our overall compensation package. Our management team and skilled employees may leave us or we may terminate their employment at any time. We cannot assure you that we will be able to retain our management team and skilled employees or find suitable or comparable replacements on a timely basis. Moreover, if any of our management team or skilled employees leaves us or joins a competitor, we may lose customers. In addition, former employees may request certain compensation arising from their resignation or retirement, which we typically negotiate on a case-by-case basis. However, if we are unable to reach a mutually acceptable resolution with such employees, they may take other actions including, but not limited to, initiating legal proceedings. Such legal proceedings may require us to pay damages, divert our management’s attention cause us to incur costs and harm our reputation. In particular, our business operations and development crucially depend on key persons, including our Chairman and CEO Mr. Ye Zaichang and our CTO Mr. Lei Zhunfu, the loss or departure of whom would materially impact our business. Each of these foregoing factors could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has grown substantially since our inception, and we expect continued growth in the scale of our business and our operations. We have significantly expanded branch establishment, our headcount and office facilities, and we anticipate further expansion in certain areas and geographies. This expansion increases the complexity of our operations and may cause strain on our managerial, operational and financial resources. We must continue to hire, train and effectively manage new employees. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees, our business, financial condition and results of operations may be materially harmed.

In addition, as we pursue our business growth and strive to expand our customer base, we endeavor to establish presence in new geographical markets, introduce new insurance products and types of automobile after-sales services, and work with a variety of additional business partners, including banks, insurance companies, external referral sources and after-sales service providers, to address the evolving needs of the end consumers. We may have limited or no experience for certain new product and service offerings, and our expansion into these new product and service offerings may not achieve broad acceptance among our customers or end consumers. These offerings may present new and difficult technological or operational challenges, and we may be subject to claims if end consumers do not have satisfactory experiences in general. To effectively manage the expected growth of our business and operational scale, we will need to continue improving our transaction processing, technological, operational and financial systems, policies, procedures and controls. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement our strategies successfully. If we are not able to manage our growth effectively, or at all, our business and prospects may be materially and adversely affected.

We are an “emerging growth company” and we cannot be certain whether the reduced disclosure requirements applicable to “emerging growth companies” will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if we become a large accelerated filer, (2) if our gross revenue exceeds $1.07 billion in any fiscal year or (3) if we issue more than $1.0 billion in non-convertible notes in any three year period. The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our ordinary shares less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may decline and/or become more volatile.

We may not be able to use certain of our leased properties due to defects related to these properties. And failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease.

As of the date of this prospectus, we operated our business primarily through one owned property in Shanghai and 76 leased properties across China. For some leased properties, the landlords have not provided ownership certificates, or where the landlords are not the owners, consent letters from the property owners for leasing or sub-leasing the properties. We believe that lessors are not entitled to lease properties if they do not have ownership of such properties or consent from the property owners authorizing the lease. If our lessors are not the owners of the properties or they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If any third party raises claims against the ownership or leasing rights of such properties, our leasing of such properties may be affected.

Pursuant to the Administrative Measures for Commodity Housing Leasing, parties to a lease agreement are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. Our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. As of the date of this prospectus, we believe that failure to complete the lease registration will not affect the legal effectiveness of our lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements. There can be no assurance that legal disputes or conflicts concerning such leases and tenancies will not arise in the future.

As of the date of this prospectus, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices and incur additional expenses relating to such relocation. Any dispute or claim in relation to the titles of the properties that we occupy, including any litigation involving allegations of illegal or unauthorized use of these properties, could require us to relocate our business operations occupying these properties.

If we fail to protect our intellectual property rights and proprietary information, we may lose our competitive edge and our brand, reputation and operations may be materially and adversely affected.

Our corporate name, trademarks and other intellectual properties are essential to our business. We believe our reputation and brand are associated with our corporate name in Chinese “Sheng Shi Da Lian” and SunCar, and our trademarks, and that this association has contributed to the success of our business. Our corporate name may be damaged if it is used by third parties whose reputation or brand is not associated with quality, or if such third parties are otherwise the subject of any adverse publicity. In addition, other parties may use or register trademarks that look similar to our registered trademarks under certain circumstances, and may cause confusion among consumers. Policing unauthorized use of our corporate name and trademarks can be difficult and expensive. If any of the foregoing happens, the value of our trademarks and customer recognition of our brand may be adversely affected.

In addition, litigation may be necessary to enforce our intellectual property rights, protect our trademarks or determine the validity and scope of the proprietary rights of others. Such litigation may be costly and may divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, results of operations and prospects.

Our current businesses in insurance intermediation and after-sales service are largely depending on our online platforms. Our online platforms are established based on large amounts of softcopies. In particular, leading companies in the software own large number of softcopies, which they may use to assert claims against us. From time to time, third parties holding such intellectual property rights, including companies, competitors, patent holding companies, customers and/or non-practicing entities, may assert softcopies or other intellectual property claims against us, our customers and partners, and those from whom we license technology and intellectual property.

Although we believe that our platforms do not infringe upon the intellectual property rights of third parties, we cannot be certain that our operations do not or will not infringe upon or otherwise violate intellectual property rights or other rights held by third parties. Even if there is no infringement, due to the uncertainty and inferiority of Chinese Intellectual Property Laws, we may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights or other rights of third parties, some even without merit. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Regardless of the merits or eventual outcome, such a claim could adversely impact our brand and business. Any such assertions may require us to enter into royalty arrangement or result in us being unable to use certain intellectual property. Infringement assertions by third parties may involve patent holding companies or other patent owners who have no relevant product revenue, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property right claims against us. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorney’s fees, if are found to have willfully infringed a party’s intellectual property; case making, licensing or using our solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions’ enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or works; and to indemnify our partners, customers and other third parties. Any of these events could adversely impact our business, results of operations and financial condition.

Additionally, there may be third-party intellectual property rights or other rights that are infringed by our products, services or other aspects of our business without our awareness. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions or other proprietary assets. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

The application and interpretation of China’s intellectual property laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in China, and the laws governing personal rights are still evolving and remain uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property or relevant contents, and we may incur licensing or usage fees or be forced to develop alternatives of our own. As a result, our reputation may be harmed and our business and financial performance may be materially and adversely affected.

Our operations depend on the performance of the Internet and mobile Internet infrastructure and telecommunications networks in China, which may not be able to support the demands associated with our continued growth.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunications service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with the Internet infrastructure or the telecommunications networks in China. We cannot assure you that these infrastructures will be able to support the demands associated with the continued growth in usage.

With the expansion of our business, we may be required to upgrade our facilities, technology, operational and information technology infrastructure to keep up with our business growth, which may require substantial investment. In addition, we may need to devote significant resources to creating, supporting and maintaining our mobile APPs, given the increasing trend of accessing the Internet through smart phones, tablets and other mobile devices and the continual release of new mobile devices and mobile platforms. However, we may not be able to effectively develop or enhance these technologies on a timely basis or at all, which may decrease end consumers’ satisfaction and efficiency of our business process. Our failure to keep pace with rapid technological changes may impact our ability to retain or attract end consumers of our products and services or generate income, and have an adverse effect on our business and results of operations.

Our limited insurance coverage could expose us to significant costs and business disruption.

We believe we maintain insurance policies covering risks in line with industry standards. We maintain limited business liability, litigation and property insurance. We maintain no liability insurance coverage over our major assets and facilities and do not plan to carry such insurance. This is consistent with our digitalized and online business model which is light on tangible assets (approximately 5% of our total assets consist of property, plant and equipment). We do not have any business interruption insurance. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could have an adverse effect on our results of operations. We do not maintain key-man life insurance either. The insurance companies in China currently offer limited business-related insurance products. As such, currently we may not be able to insure certain risks related to our assets or business even if we desire to. If we were to incur substantial losses or liabilities due to natural disaster, disruption in our network infrastructure or business operations, or any material litigation, our results of operations could be materially and adversely affected. Our current insurance coverage may not be sufficient to prevent us from any loss, and we may not be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss beyond the coverage of our insurance policies, or the amount indemnified is significant less than our actual loss, our business, financial condition and results of operations could be materially affected.

Our business has been and may continue to be adversely affected by the outbreak of COVID-19.

The current COVID-19 pandemic has already adversely affected our business. Our car after-sale has been severely affected. Insurance carriers and other business partners have been gradually recovering from the general shutdown and delay in commencement of operations in China since the beginning of March 2020 but still may be subject to be hit by resurgence. Even though our business is currently operational, our operating efficiency and capacity may still be adversely affected by the COVID-19 pandemic mainly due to the necessity to comply with disease control protocols in business facilities and hospitals. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. There may be potential impacts on our results of operations if the pandemic and the resulting disruption were to extend over a prolonged period.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting China. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. In recent years, there have been outbreaks of epidemics in China and globally, such as H1N1 flu, avian flu or another epidemic. Our business operations could be disrupted by any of these epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could significantly impact the insurance industry, which could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarters are located in Beijing, where most of our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to SunCar’s Insurance Services

We participate in the business as an insurance intermediary, therefore, we only obtained necessary licenses for the sale of insurance, but these insurances do not allow us to create/modify insurance products either.

We are the leading online auto insurance platform in China, and help customers to apply for insurance quickly and easily. Insurance industry is a highly-regulated industry in China, participating the sale, even resale of insurance requires certain permission or approval by PRC regulatory authorities. As a platform provider, we need to obtain such permission or approval for sale of insurance, and we are holding valid license, but we are not allowed to create or modify insurance products. Currently, we believe such limitation will not pose any influences or difficulties for SunCar to keep providing platform services, however, if SunCar decides to start providing insurance directly, or any regulations change to require us to hold other additional permissions or approvals to keep being a platform provider, SunCar may have to spare costs and time to get the license and to be qualified, if which there can be no assurance.

Our business is subject to regulation and administration by the China Banking and Insurance Regulatory Commission and other government authorities, and failure to comply with any applicable regulations and rules by us could result in financial losses or harm to our business.

We are subject to the PRC Insurance Law, Regulatory Provisions on Professional Insurance Agencies, and related rules and regulations. Our businesses in automobile insurance and other insurance areas are extensively regulated by the China Banking and Insurance Regulatory Commission (“CBIRC“), which has been given wide discretion in its administration of these laws, rules and regulations as well as the authority to impose regulatory sanctions on us. Under the amendments to the PRC Insurance Law promulgated in 2009, the CBIRC has been granted greater regulatory oversight over the PRC insurance industry, in part to afford policyholders more protection.

The terms and premium rates of the insurance products we carry, the commission rates we earn, as well as the way we operate our insurance intermediation businesses, are subject to regulations. Changes in these regulations may affect our profitability on the products we sell. For example, the CBIRC promulgated a series of regulations and implementation directives to strengthen the regulation of the premium and commission rates for commercial motor vehicle insurance since February 2015. In July 2017, the CBIRC’s Notice to Overhaul Chaotic Auto Insurance Market was promulgated, aiming to strengthen regulation of the automobile insurance market. Such regulation prohibits, among other things, insurance intermediaries from giving inappropriate rebates to the insured when promoting insurance products, and imposes various restrictions on insurance companies in relation to risk management and cooperation with third-party insurance intermediaries. In January 2019, the CBIRC promulgated the “Notice on Further Strengthening Regulation on Auto Insurance” to further regulate automobile insurance market conducts including, among other things, charging commissions. As recent as September 2, 2020, CBIRC released guidance of The Implementation of Comprehensive Reform of Auto Insurance (CBIRC Supervision and Development No. 41 2020, hereinafter referred to as “No. 41 2020 Guidance”), which took effect on September 19, 2020, and set phased goals for insurance companies to “reduce price, increase insurance policy volume, and improve quality”, which significantly reduced premium and commission rates. Any tightening of regulations or administrative measures on insurance premiums or insurance agency commissions could have material adverse impact on the revenue and profitability of our insurance intermediation business, if we are not able to increase our insurance business volume sufficiently to compensate for the reduced revenue generated from automobile insurance commission, or pass on any downward impact on our commission rates to our external referral sources.

Regardless, failure to comply with any of the laws, rules and regulations to which we are subject could result in fines, restrictions on business expansion, which could materially and adversely affect us. The laws, rules and regulations under which we are regulated may change from time to time, and there is uncertainty associated with their interpretation and application. We cannot assure you that future legislative or regulatory changes would not have a material adverse effect on our business, results of operations and financial condition.

Misconduct of the external referral sources we engaged to promote our insurance intermediation services is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.

We promote insurance products through external sales representatives. In addition, we also engage them to deepen our market penetration and broaden end consumer reach. The activities and regulatory compliance of these sales and marketing forces associated with our insurance intermediation business are subject to the terms of the agreements we entered into with them and subject to applicable PRC laws. Misconduct of any of them could result in violation of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:

●	making misrepresentation when marketing or selling insurance to customers;

●	hindering insurance applicants from making full and accurate mandatory disclosures or inducing applicants to make misrepresentations;

●	hiding or falsifying material information in relation to insurance contracts;

●	fabricating or altering insurance contracts without authorization from relevant parties, selling false policies, or providing false documents on behalf of the applicants;

●	falsifying insurance intermediation business or fraudulently returning insurance policies to obtain commissions;

●	colluding with applicants, insureds, or beneficiaries to obtain insurance benefits;

●	engaging in false or falsified claims; or

●	otherwise not complying with laws and regulations or our control policies, procedures, and undertakings.

On April 24, 2015, the PRC Insurance Law was amended and consequently on February 1, 2018, the CBIRC amended the Provisions on the Supervision of Insurance Brokerages and the Provisions on the Supervision of Insurance Claims Adjusting Firms. Furthermore, on November 12, 2020, the CBIRC promulgated the Regulatory Provisions on Insurance Agents, which became effective 1 January 2021, repealing the Provisions on the Supervision of Professional Insurance Agencies. These amendments have made a number of significant changes to the regulatory regime, including eliminating the requirement for insurance agent to obtain a qualification certificate issued by the CBIRC. The elimination of the certificate requirement may result in an increase in misconduct by persons engaged in promoting insurance products, in particularly sales misrepresentation. We have set up in contractual terms to deter misconduct by external sales representatives and referral sources. However, the measures and precautions we take to prevent and detect these activities may not be effective in all cases, and even effective, may be delayed under certain circumstances. We cannot assure you, therefore, that misconduct by any of the external sales representatives or our external referral sources may not occur, whether unintentional or otherwise, which may negatively impact our business, results of operations or financial condition. In addition, the general increase in misconduct in the industry could potentially harm the reputation of the industry and have an adverse impact on our business.

Examinations and investigations by the PRC regulatory authorities may result in fines and/or other penalties that may have a material adverse effect on our reputation, business, results of operations and financial condition.

From time to time, the CBIRC carries out comprehensive evaluations and inspections of the internal control and financial and operational compliance of PRC insurance intermediation companies in China. As a participant in the insurance intermediation industry in China, we are subject to periodic or ad hoc examinations and investigations by various PRC regulatory authorities in respect of our compliance with PRC laws and regulations, which may impose fines and/or other penalties on us. There is no assurance that we will be able to meet all applicable regulatory requirements and guidelines, or comply with all applicable regulations at all times, or that we will not be subject to fines or other penalties in the future as a result of regulatory inspections.

Consumers may increasingly decide to purchase insurance directly from insurance companies, which would have a material adverse impact on our financial condition, results of operations and prospects.

The advancement of financial technologies, or FinTech, and the emergence of Internet insurance products allow insurance companies to directly access to a broader customer base at a low cost, and consumers may increasingly decide to purchase insurance directly from insurance companies. A rising number of traditional insurance companies have established their own online platforms to sell Internet insurance products directly to consumers. More recently, the advent of a few online-only Internet insurance companies, such as ZhongAn Online P&C Insurance Co., Ltd., is regarded as an emerging force to further disintermediate China’s insurance industry. The process of eliminating agencies as intermediaries, known as “disintermediation,” could place us at a competitive disadvantage and reduce the need for our products and services. Disintermediation could also result in significant decrease in business volume and loss of commission income from our insurance intermediation business, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Because the commission revenue we earn on the sale of insurance products is based on premium and commission rates set by insurance companies, any decrease in these premiums or commission rates, or increase in the referral fees we pay to our external referral sources, may have an adverse effect on our results of operation.

We derive a majority of our revenue from our insurance intermediation business by earning commissions from insurance companies we cooperate with. The commissions we receive from insurance companies on the insurance policies sold are generally calculated as a percentage of the insurance premiums paid by the insured. Our revenue and results of operations are thus directly affected by the size of insurance premiums and the commission rates for such policies.

Insurance premiums and commission rates can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies and end consumers. These factors, many of which are not within our control, include insurance companies’ expectation on profits, consumer demand for insurance products in the market, the availability and pricing of comparable products offered by other insurance companies, and the end consumers themselves. In addition, premium rates for certain automobile insurance products that each automobile owner in the PRC is legally required to purchase, are tightly regulated by the CBIRC. As a result, we may experience downward pressure on our commissions from time to time.

On the other hand, we engage external referral sources in different geographical areas to promote insurance products, and pay referral fees to them for referring end consumers to us. We may adjust the rates of referral fees at our discretion, depending on the competitive landscape and market conditions in the respective geographical markets. Accordingly, any increase in such rates would reduce our profit margin.

Because we do not determine, and cannot predict, the timing or extent of premium or commission rate changes, we cannot predict the effect any of these changes may have on our operations. Any decrease in premiums or commission rates we receive, and/or any increase in the rates of referral fees we pay to our external referral sources, could significantly affect our profitability. In addition, our capital expenditures and other expenditures may be disrupted by unexpected decreases in revenue caused by decreases in premiums or commission rates, thereby adversely affecting our operations and business plans.

The insurance business is historically cyclical in nature, and there may be periods with excess underwriting capacity and unfavorable premium rates, which may negatively affect SunCar’s overall revenues. SunCar also plans to further develop new insurance products narrowly tailored to the new trend in the car industry, but there is no guarantee that such innovation will receive positive feedback from the market or bring more revenues to SunCar.

The insurance business is historically cyclical in nature. Such fluctuations in our operating results could be due to a number of other factors, many of which may be outside of our control, including the severe control from CBIRC, competition between insurance companies, frequency, and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions, and other factors. The supply of insurance is related to prevailing prices, the level of insured losses, and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the auto insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity, as well as periods when shortages of capacity increased premium levels. Since the fluctuation of insurance premiums are periodic and are now set at a very low level, therefore, SunCar anticipates the insurance intermediation services to be profitable again after such period. However, there is no guarantee that SunCar’s estimation is correct, or the CBIRC will raise the set rate, if the CBIRC does not raise the premium rate, or such a low-level period prolonged, insurance intermediation service business may negatively impact SunCar’s ability to generate profit and indirectly influence the price of our Ordinary Shares.

The NEV Market has been undergoing rapid growth all over the world, with Chinese NEV market experiencing an explosive expansion. In recent years, Chinese government has issued different kinds of policies to stimulate more and more companies to manufacture the NEV vehicles and motivate the customer to purchase of the NEV vehicles. Therefore, SunCar plans to directly cooperate with original equipment manufacturers (OEMs) so that we can have higher margin in providing the services and products. At the same time, SunCar will also very actively negotiate with insurance companies partnered with us for customized insurance for NEV owners. However, as mentioned, we are not an insurance provider, but an insurance intermediary, therefore, we have no control regarding the time to release a new product. In addition, The product development and filing process can be itself challenging and expensive, and our insurance partners may shift partial costs to us through lowering the commission. The process can also be delayed. Moreover, there could be an inability to obtain regulatory approval on a product filing. The nature of the product development and filing cycles may cause us to experience delays between the time we incur expenses associated with pushing forward the research and development and the time we generate revenues, if any, from the new products. If we spend a significant amount of resources on driving the research and development, and our efforts do not lead to the successful introduction or improvement of products that are competitive in the marketplace, this could materially and adversely affect our business and results of operations. Additionally, there could be a change in the anticipated customer demand for a product we are developing before the product is released. Customer demand could decrease after the development cycle has begun. A decrease in customer demand for a new or improved product could cause us to fall short of our sales targets, and we might not be able to avoid the substantial costs associated with the product’s development or improvement. If we are unable to complete product development and filing cycles successfully, in a timely manner, that meets customer demand for new or improved products, and generate revenues from these future products, the growth of our business could be harmed.

Risks Related to Doing Business in China

China’s economic, political and social conditions, as well as regulatory policies, significantly affect the overall economic growth of China, which could reduce the demand for our services, and materially and adversely affect our competitive position.

We are a holding company and all of our operating entities are incorporated and operated in China. Accordingly, our financial condition and results of operations are subject to the economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While China’s economy has experienced significant growth in the past few decades, growth has been uneven across different regions and economic sectors and we cannot assure you that such growth is sustainable, especially under the current COVID-19 Pandemic. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may negatively affect us. For example, our business, financial condition and results of operations may be adversely affected by the following factors:

●	an economic downturn in China or any regional market in China;

●	inaccurate assessment of the economic conditions of the markets in which we operate;

●	economic policies and initiatives undertaken by the PRC government;

●	changes to prevailing market interest rates;

●	decrease in automobile use in China; and

●	a higher rate of bankruptcy.

In addition, an unfavorable financial or economic environment in recent years, including as a result of continued global financial uncertainties and the rising tension over trade between China and the U.S., have had and may continue to have an adverse impact on investors’ confidence and financial markets in China. Moreover, concerns over capital market volatility, issues of liquidity, inflation, geopolitical issues, the availability and cost of credit and concerns about the rate of unemployment have resulted in adverse market conditions in China, which may materially and adversely affect our business, financial condition and results of operations.

Changes in the economic, political and social conditions or the relevant policies of the PRC government, such as changes in laws and regulations (or the interpretation thereof) or restrictive financial measures, could have an adverse effect on the overall economic growth of the PRC, which could subsequently hinder our current or future business, growth strategies, financial condition and results of operations.

A severe or prolonged downturn in Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese economy in the first quarter of 2022, and the Chinese economy has still not fully recovered. Whether this will lead to a prolonged downturn in the economy is still unknown. Gross domestic product (GDP) decreased at an annual rate of 1.5 percent in the first quarter of 2022. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and ongoing and potential wars may increase market volatility across the globe. In particular, the military conflict between Russia and Ukraine may continue its damaging effect on the global supply chains, in particular that of oil and gas, which in turn could affect automobile usage in China and thus negatively impact our business. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC Operating Entities to liability or penalties, limit our ability to inject capital into our PRC Operating Entities or limit the ability of our PRC Operating Entities to increase their registered capital or distribute profits.

As an offshore holding company of our PRC subsidiary, SunCar may make loans or make additional capital contributions to our subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC Operating Entities, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the State Administration of Foreign Exchange (“SAFE”).

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC Operating Entities, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC Operating Entities’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government permissions or approvals on a timely basis, if at all, with respect to future loans to the PRC Operating Entities or future capital contributions by us to our PRC Operating Entities. If we fail to complete such registrations or obtain such permissions or approvals, our ability to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The PRC Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the PRC Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The PRC Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. On December 28, 2020, the National Development and Reform Commission and the Ministry of Commerce publicly released the Directory of Industries to Encourage Foreign Investment (Encouraged Catalogue) (2020 Edition). On December 27, 2021, the National Development and Reform Commission of China (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly issued the Special Administrative Measures for Foreign Investment Access (Negative List) (2021 Edition), and the Special Administrative Measures for Foreign Investment Access in Pilot Free Trade Zones (Negative List) (2021 Edition), effective January 1, 2022. As per these policies, the national negative list of foreign investment access was reduced from 33 to 31, and the negative list of foreign investment access in the FTZ was reduced from 30 to 27. Industries listed in the 2020 Encouraged Catalogue are the encouraged industries. On the other hand, industries listed in the 2021 Negative List are subject to special management measures. For example, establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the 2021 Negative List. Also, foreign investors are not allowed to invest in industries that are expressly prohibited in the 2021 Negative List. The industries that are not expressly prohibited in the Negative List are still subject to government approvals and certain special requirements.

As a company operating its business in automotive after-sales service, insurance intermediation service and technology service, which are not included in the 2021 Negative List, SunCar believes its business is not subject to any ownership restrictions. However, in the event the 2021 Negative List is amended in the future to include any of the business SunCar is operating, our ownership structure could be subject to change to the extent our structure is not given any “grandfather” protection.

The PRC government will also establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the PRC Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the PRC Foreign Investment Law.

In addition, the PRC Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain permission or approval from Chinese authorities to list on U.S exchanges, however, if we were required to obtain permission or approval in the future and were denied permission or approval from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our ordinary shares may significantly decline or be worthless, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, SunCar’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. SunCar could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. SunCar may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Chinese government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and in the value of our ordinary shares. Any actions by the Chinese government to exert more oversight and control over transaction that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether SunCar will be required to obtain permission or approval from the PRC government to list on U.S. exchanges in the future, and even when such permission or approval is obtained, whether it will be denied or rescinded. Although SunCar is currently not required to obtain permission from any of the PRC government to obtain such permission or approval and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our ordinary shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission or approval from the PRC government to list on U.S. exchange in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

The PRC Operating Entities were formed under and are governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business.

On July 10, 2021, the Cyberspace Administration of China (“CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comments. Further, on January 4, 2022, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which will become effective on February 15, 2022. The Measures for Cybersecurity Review (2021) authorized the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, and required that, among others, in addition to “operator of critical information infrastructure”, any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021) further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments if going public; and (iii) the risks of network information security. The cybersecurity review will also look into the potential national security risks from overseas IPOs.

On November 14, 2021, the CAC published the Regulations on Network Data Security (draft for public comments), or the Draft Regulations on Network Data Security, which reiterates that data processors that process the personal information of more than one million users intends to list overseas should apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. As of the date of this prospectus, the Draft Regulations on Network Data Security has been released for public comment only, and its implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change. We do not know what regulations will be adopted or how such regulations will affect us and our continued listing on Nasdaq.

Based on the understanding of the Company’s legal department, if it is adopted into law, our PRC Operating Entities likely will be required to perform annual data security assessment either by itself or retaining a third-party data security service provider and submit such data security assessment report to the local agency if we provide personal information overseas or are treated as data processor for important data as Draft Regulations on Network Data Security applying to the data process activities by the utilization of the network, as well as the supervision and administration of cybersecurity in PRC. Upon the effectiveness of the Draft Regulations on Network Data Security, we may have to retain a third-party data security service provider to conduct annual data security assessment, which may incur additional cost to the operations of our PRC Operating Entities. We cannot guarantee that our PRC Operating Entities will be able to timely submit such annual data security assessment report as needed, which may be subject to fines or penalties.

As of the date of this prospectus, our PRC Operating Entities have obtained all the requisite permissions and approvals required for our operations under the relevant PRC laws and regulations in the PRC. In the event that the applicable laws, regulations or interpretations change such that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we cannot guarantee whether we can complete the process in a timely manner, or at all. If we inadvertently conclude that such permission or approval is not required, fail to obtain and maintain such permissions or approvals, licenses or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC (“MOFCOM”), be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the PRC National People’s Congress, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by National Development and Reform Commission (“NDRC”) and MOFCOM and took effect from January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM or its local counterparts or other relevant governmental authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The permission or approval of, or filing to, the China Securities Regulatory Commission may be required in future offerings or financings, and, if required, we cannot predict whether we will be able to obtain such permission or approval, or timely clear the filing requirements.

The M&A Rules require overseas special purpose vehicles controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic interests using shares of such special purpose vehicles or held by its shareholders as considerations to obtain the permission or approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. SunCar’s management believes that, based on its understanding of the current PRC laws and regulations, our corporate structure and arrangements are not subject to CRSC’s approval under the M&A Rules because Haiyan Trading was incorporated as a wholly foreign owned enterprise which is mainly controlled by a HK individual. However, there remains uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and listing the potential impact such modified or new laws and regulations will have on the daily business operation of the PRC Operating Entities. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. The PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires SunCar and its subsidiaries, including the PRC Operating Entities, to obtain regulatory permission or approval from Chinese authorities to continue listing in the U.S. If it is determined that CSRC permission or approval is required for the continuous listing on the Nasdaq, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC permission or approval. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their permissions or approvals for the continuous listing on the Nasdaq, we may be unable to obtain a waiver of such permission or approval requirements, if and when procedures are established to obtain such a waiver, which may cause delay or even inability to execute the Transaction.

On December 24, 2021 CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Measures”, collectively with the Draft Provisions, the “Draft Rules”) for public comments. The Draft Rules lay out specific filing requirements for overseas listing and offering by PRC domestic companies and include unified regulation management and strengthening regulatory coordination.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Trial Measures supersede the Draft Rules and clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list (the “Trial Measures Negative List”) of types of issuers banned from listing or offering overseas, including but not limited to (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; and (5) issuers’ filing and reporting obligations (the “Trial Measures Filing Obligations”), such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer.

The Trial Measures provide the CSRC with power to warn, fine, and issue injunctions against both PRC domestic companies, their controlling shareholders, and their advisors in listing or offering securities (collectively, the “Subject Entities”), as well as individuals directly responsible for these Subject Entities (the “Subject Individuals”). For failure to comply with the Trial Measures Negative List or the Trial Measures Filing Obligations, or materially false or misleading statements in the filing and reporting required by the Trial Measures: (1) PRC domestic companies, and their controlling shareholders if the controlling shareholders induced the PRC domestic companies’ failure to comply, severally, may face warnings, injunctions to comply, and fines between RMB 1 million and 10 million (approximately $145,647 and $1,456,473); the Subject Individuals in these entities may severally, face warnings and fines between RMB 0.5 million and 5 million (approximately $72,824 and $728,237). (2) Advisors in listing or offering securities that failed to dutifully advise the PRC domestic companies and their controlling shareholders in complying with the Trial Measures and caused such failures to comply can face warnings and fines between RMB 0.5 million and 5 million (approximately $72,824 and $728,237); the Subject Individuals in these advisor entities may, severally, face warnings and fines between RMB 0.2 million and 2 million (approximately $29,129 and $291,295).

As a China-based issuer, SunCar and its PRC Operating Entities are not required to comply with the Trial Measures Filing Obligations in connection with its Nasdaq initial listing as SunCar has obtained clearance from the SEC on the registration statement on Form F-4 before March 31, 2023 and had its securities listed on the Nasdaq prior to September 30, 2023. However, SunCar and its PRC Operation Entities will be required to comply with the Trial Measures Filing Obligations upon any future offerings. There is no assurance that SunCar will be able to meet all applicable Trial Measures Filing Obligations and guidelines of the CSRC, or comply with all applicable regulations at all times. Any failure to obtain or delay in obtaining such filing or completing such procedures for this listing, or a rescission of any such filing obtained by SunCar, would subject SunCar, as well as SunCar’s controlling shareholder and advisors in listing and offering securities, if they caused SunCar’s failure, to sanctions by the CSRC or other PRC regulatory authorities as described above.

Lastly, any actions by the Chinese government to exert more oversight and control over transaction that are conducted overseas could significantly limit or completely hinder our ability to complete our business combination transaction, delisting from the Nasdaq stock market even after listing and cause the value of such securities to significantly decline or be worthless.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which took effect from March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas securities offering and listing activities of domestic companies, domestic companies and securities companies and securities service institutions that provide relevant securities business shall, by strictly abiding by the relevant laws and regulations of the PRC and this Confidentiality and Archives Provisions, institute a sound confidentiality and archives administration systems, take necessary measures to fulfill confidentiality and archives administration obligations, and shall not divulge any national secrets, work secrets of governmental agencies and harm national and public interests. Confidentiality and Archives Provisions provides that it is applicable to initial public offerings as well as other types of securities listing of PRC domestic enterprises, including de-SPAC transactions such as SunCar’s Business Combination, and any future issuance of securities and listing activities after the initial listing. Working papers generated in the PRC by securities companies and securities service providers that provide relevant securities services for overseas issuance and listing of securities by domestic companies shall be kept in the PRC. Confidentiality and Archives Provisions provide no explicit definition of working papers. In practice, the securities companies’ working papers usually refer to various important information and work records related to the securities business obtained and prepared by the securities companies and securities service providers and their representatives in the whole process of the securities businesses, such as due diligence work. Without the approval of relevant competent authorities, such as CSRC, MOF PRC National Administration of State Secrets Protection, and National Archives Administration of China, depending on the nature and transmission method of secrets, it shall not be transferred overseas. Where documents or materials need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations. The relevant competent authorities, such as, CSRC, MOF, PRC National Administration of State Secrets Protection, and National Archives Administration of China will regulate, supervise and inspect pursuant to their respective statutory mandates over matters of Confidentiality and Archives Administration concerning overseas offering and listing by domestic companies. As Confidentiality and Archives Administration is newly promulgated, there is substantial uncertainty regarding their specific requirements. If we fail to comply with related laws and regulation, we may be subject to fine, confiscation, blocking transmission or criminal offense. We have taken measures to adopt management systems for the compliance of Confidentiality and Archives Provisions. We believe our listing does not involve in national secrets, work secrets of governmental agencies and undermine national and public interests. There is no assurance that we will be able to meet all applicable regulatory requirements and guidelines, or comply with all applicable regulations at all times, or that we will not be subject to fines or other penalties in the future as a result of regulatory inspections.

Based on the understanding of Company’s legal department, neither SunCar, nor any of its subsidiaries, including all the PRC Operating Entities are currently required to obtain any permissions or approvals from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to list on U.S exchanges or issue securities to foreign investors. We have not been denied any permissions or approvals either as of the date of this prospectus. However, if we were required to obtain any requisite permissions or approvals in the future and were denied permission or approval from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether SunCar will be required to obtain any requisite permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even when such permission or approval is obtained, whether it will be denied or rescinded. Although SunCar is currently not required to obtain permission or approval from any of the PRC government and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

Because our business is conducted in RMB and the price of our ordinary shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Changes in the conversion rate between the United States dollar and the RMB will affect the amount of proceeds we will have available for our business.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the only lawful currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our ordinary shares offered by this prospectus are offered in United States dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. In 2010, the People’s Bank of China decided to move to further reform the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China.

This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. The Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. For RMB against U.S. dollar, there was appreciation of approximately 6.3% and 2.3% during the years ended December 31, 2020 and 2021, respectively and depreciation of approximately 8.2% during the year ended December 31, 2022. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future, depending on the market supply and demand with reference to a basket of currencies.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars.

A significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares, and if we decide to convert Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

The PRC government’s control over foreign currency conversion may limit our foreign exchange transactions, including dividend payment to holders.

Currently, Renminbi still cannot be freely converted into any foreign currency, and conversion and remittance of foreign currencies are subject to PRC foreign exchange regulations. There is no assurance that, under a certain exchange rate, we will have sufficient foreign exchange to meet our foreign exchange requirements. Under the current PRC foreign exchange control system, foreign exchange transactions under the current account conducted by us, including the payment of dividends following the completion of the Transaction, do not require advance permission or approval from the SAFE, but we are required to present documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks within the PRC that have the requisite licenses to carry out foreign exchange business. Foreign exchange transactions under the capital account conducted by us, however, must be approved in advance by SAFE.

Under existing foreign exchange regulations, following completion of the Transaction, we will be able to pay dividends in foreign currencies without prior permission or approval from SAFE by complying with certain procedural requirements. However, we cannot assure you that these foreign exchange policies regarding payment of dividends in foreign currencies will continue in the future. In addition, due to the restriction resulting from government foreign exchange regulations and influence of foreign exchange shortage, any insufficiency of foreign exchange may restrict our ability to obtain sufficient foreign exchange for dividend payments to investors of our Ordinary Shares or to satisfy any other foreign exchange requirements.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles in providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation or implementation of rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

If SunCar is classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ordinary shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to permission or approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that SunCar is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares. In addition, non-resident enterprise shareholders (including our ordinary shareholders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ordinary shareholders) and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties. However, it is unclear whether in practice non-PRC shareholders of SunCar would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

Failure to obtain any preferential tax treatments or the discontinuation, reduction or delay of any of the preferential tax treatments that may be available to us in the future could materially and adversely affect our business, financial condition and results of operations.

Under the EIT Law effective from January 1, 2008, as amended in February 2017, domestic companies are subject to a unified income tax rate of 25%. Various favorable income tax rates are, however, available to qualified enterprises in certain encouraged sectors of the economy. Enterprises qualified as “new high-tech enterprise” are entitled to a preferential tax rate of 15%. Accreditation of the “new high-tech enterprise” status is valid for three years. Shengshi Dalian Automobile, and Shanghai Chengle Network Technology Co., Limited, both key subsidiaries of SunCar, each qualified as a “new high-tech enterprise” and was entitled to a preferential tax rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021, which will be effective for another 3 years.

Qualification as a “new high-tech enterprise” is subject to review by relevant authorities in China every three years, and we cannot assure you that we will be able to continue to qualify for preferential tax treatment. For illustration purposes only, the tax benefit we had as a result of such preferential tax treatment, calculated as the difference between our actual income tax expenses and the amount of tax expenses we would have incurred had we not been entitled to the reduced corporate tax rate during the same period. In the unlikely event of a failure to renew the “new high-tech enterprise” status after its expiration, we will be subject to the unified corporate income tax rate of 25% starting from the year of expiration and will thus incur increased income tax, which may have a material adverse effect on our net income and results of operations.

We may not be able to recover all or part of our deferred tax assets.

We recognize deferred tax assets for deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Our deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the deductible temporary differences, the carryforward of unused tax credits and unused tax losses that can be utilized, subject to certain exceptions. The carrying amount of deferred tax assets is reviewed at the end of the relevant periods and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of the relevant periods and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

As of December 31, 2021, and 2022, our deferred tax assets amounted to $12.1 million and $13.1 million, respectively. It is uncertain that we will be able to recover all or part of our deferred tax assets and in such case, our net income and results of operations may have a materially adversely affected.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 also introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC Operating Entities to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Operating Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to and from the PRC Operating Entities, either as a shareholder loan or as an increase in registered capital or dividend distributions, are subject to permission or approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to our PRC Operating Entities are subject to the registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC Operating Entities is required to be registered with the SAFE or its local branches and (ii) any of our PRC Operating Entities may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to the PRC Operating Entities must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government permissions or approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or loans by us to our PRC Operating Entities. If we fail to receive such permissions or approvals or complete such registration or filing, our ability to use the proceeds of future offerings to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. In addition, the PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of the SunCar subsidiaries’ income is received in RMB and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior permission or approval from The State Administration of the Foreign Exchange (“SAFE”) in the PRC as long as certain procedural requirements are met. However, permission or approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of SunCar or SunCar’s subsidiaries, by the PRC government to transfer cash. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders, including U.S. investors.

Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have been paying and will continue to pay social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees. However, we may be subject to penalties for our failure to make payments in accordance with the applicable PRC laws and regulations should any regulations change in the future, in which case, we may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China that PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA.

On April 21, 2020, SEC released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or AHFCAA, which proposes to reduce the period of time for foreign companies to comply with PCAOB audits from three to two consecutive years, thus reducing the time period before the securities of such foreign companies may be prohibited from trading or delisted. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”), which the AHFCAA forms a part, was signed into law, and it officially reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thus, would reduce the time before an applicable issuer’s securities may be prohibited from trading or delisted.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “2021 PCAOB Determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our previous auditor, Marcum Asia CPAs LLP (formerly, Marcum Bernstein & Pinchuk LLP) (“Marcum Asia”), and our current auditor, Enrome LLP (“Enrome”), the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are both subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess the auditors’ compliance with the applicable professional standards. Marcum Asia is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020. Enrome is headquartered in Singapore, Singapore, and is subject to inspection by the PCAOB on a regular basis and can be inspected by PCAOB. As of the date of this prospectus, neither of previous and current auditors is among the firms listed on the PCAOB Determination List issued in December 2021, the latest list publicly available.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

The PCAOB reassessed the 2021 PCAOB Determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating in mainland China and Hong Kong completely. The PCAOB sent its inspectors to conduct on-site inspections and investigations of firms headquartered in mainland China and Hong Kong from September to November 2022.

On December 15, 2022, the PCAOB announced in the 2022 Determination its determination that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA as and when appropriate. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. There is a risk that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, and that the PCAOB may re-evaluate its determinations as a result of any obstruction with the implementation of the Protocol. Such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA as incorporated into the CAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted by and exchange.

Such recent developments would add uncertainties to our offering and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. If trading in our ordinary shares is prohibited under the CAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the industries in which we operate is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Risks Related to Ownership of SunCar’s Securities

Payment of dividends is subject to restrictions under PRC laws. There is no assurance whether and when we will pay dividends.

On October 26, 2021, Shengshi Dalian Insurance Agency Co., Ltd. (“SUNCAR Online”), one of SunCar’s majority-owned subsidiary listed on the National Equities Exchange and Quotations Co., Ltd. (the “NEEQ”) declared and paid dividend of US$15,859,000, among which US$6,620,000 was paid to non-controlling shareholders of SUNCAR Online. The remaining dividends were paid to 100% owned subsidiaries of SunCar.

Under applicable PRC laws, dividends may be paid only out of distributable profits. Distributable profits mean, as determined under PRC GAAP or U.S. GAAP, whichever is lower, our net profits for a period, plus the distributable profits or net of the accumulated losses, if any, at the beginning of such period, less appropriations to transaction risk reserve, statutory surplus reserve (determined under PRC GAAP) and discretionary surplus reserve (as approved by our shareholders’ meeting). As a result, we may not have sufficient profit to enable us to make future dividend distributions to our shareholders, even if one of our financial statements prepared in accordance with PRC GAAP or U.S. GAAP indicates that our operations have been profitable. After the completion of the Transaction, we may distribute dividends in the form of cash or by other means permitted by our Articles of Association. Any proposed distribution of dividends shall be formulated by our Board and will be subject to approval of our Shareholders. A decision to declare or to pay any dividends in the future, and the amount of any dividend, will depend upon a number of factors, including our earnings and financial condition, operating requirements, capital requirements, business prospects, statutory, regulatory and contractual restrictions on our declaration and payment of dividends, and any other factors that our Directors may consider important. Any history dividends distribution cannot be regarded as any form of indication of either the amount or the time we will distribute dividends. We cannot assure you that our dividend policies will not change in the future.

SunCar is a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

SunCar is a holding company and conduct substantially all of our business in China through our PRC Operating Entities. We may rely on dividends to be paid by our PRC Operating Entities to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC Operating Entities incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us, and in turn affect our ability to pay dividends to our investors.

Under PRC laws and regulations, our PRC Operating Entities may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. If our PRC Operating Entities cannot generate enough revenues in the future, their abilities to pay dividends or make other distributions to us may be restricted, and in turn affect our ability to pay dividends to our investors.

Our PRC Operating Entities generates primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC Operating Entities to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC Operating Entities to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law, or EIT, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC Operating Entities to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Because there are no current plans to pay cash dividends on the Class A Ordinary Share for the foreseeable future, you may not receive any return on investment unless you sell your Class A Ordinary Share for a price greater than that which you paid for it.

SunCar intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of the Class A Ordinary Share will be at the sole discretion of SunCar’s board of directors. SunCar’s board of directors may take into account general and economic conditions, the SunCar’s financial condition and results of operations, SunCar’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by SunCar to its stockholders or by its subsidiaries to it and such other factors as SunCar’s board of directors may deem relevant. In addition, SunCar’s ability to pay dividends is limited by covenants of SunCar’s existing and outstanding indebtedness and may be limited by covenants of any future indebtedness SunCar incurs. As a result, you may not receive any return on an investment in SunCar’s Class A Ordinary Share unless you sell SunCar’s Class A Ordinary Share for a price greater than that which you paid for it.

If SunCar fails to implement and maintain an effective system of internal controls to remediate its material weaknesses over financial reporting, SunCar may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of SunCar’s ordinary shares may be materially and adversely affected.

Prior to the Business Combination, SunCar was a private company with limited accounting personnel and other resources with which to address SunCar’s internal controls and procedures. Neither SunCar nor its independent registered public accounting firm undertook a comprehensive assessment of SunCar’s internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any material weakness in SunCar’s internal control over financial reporting. Had SunCar performed a formal assessment of SunCar’s internal control over financial reporting or had SunCar’s independent registered public accounting firm performed an audit of SunCar’s internal control over financial reporting, material weakness or control deficiencies may have been identified. Upon completion of the Business Combination, SunCar has become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that SunCar include a report from management on the effectiveness of SunCar’s internal control over financial reporting in SunCar’s annual report on Form 20-F beginning with SunCar’s annual report in SunCar’s second annual report on Form 20-F after becoming a public company. In addition, once SunCar ceases to be an “emerging growth company” as such term is defined in the JOBS Act, SunCar’s independent registered public accounting firm must attest to and report on the effectiveness of SunCar’s internal control over financial reporting. Moreover, even if SunCar’s management concludes that SunCar’s internal control over financial reporting is effective, SunCar’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with SunCar’s internal controls or the level at which SunCar’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from SunCar. In addition, after SunCar becomes a public company, SunCar’s reporting obligations may place a significant strain on SunCar’s management, operational and financial resources and systems for the foreseeable future. SunCar may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing SunCar’s internal control procedures, in order to satisfy the requirements of Section 404, SunCar may identify other weaknesses and deficiencies in SunCar’s internal control over financial reporting. If SunCar fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, SunCar may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if SunCar fails to achieve and maintain an effective internal control environment, it could result in material misstatements in SunCar’s financial statements and could also impair SunCar’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, SunCar’s businesses, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose SunCar to increased risk of fraud or misuse of corporate assets and subject SunCar to potential delisting from the stock exchange on which SunCar lists, regulatory investigations and civil or criminal sanctions. SunCar may also be required to restate its financial statements from prior periods. SunCar will incur increased costs as a result of being a public company.

Upon completion of the Business Combination, SunCar has become a public company and expect to incur significant legal, accounting, and other expenses. For example, as a result of being a public company, SunCar has adopted policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for it to obtain director and officer liability insurance, and SunCar may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, or SunCar may not be able to obtain appropriate director and officer liability insurance at all. In addition, SunCar will incur additional costs associated with its public company reporting requirements. It may also be more difficult for SunCar to attract and retain qualified persons to serve on its Board of Directors, board committees or as executive officers due to the lack of director and officer insurance coverage that mitigates the risk and loss of the personal assets of directors and officers. SunCar’s inability to obtain appropriate director and officer insurance policies could cause a substantial business disruption, adverse reputational impact and regulatory scrutiny and, as a result, could have a material adverse effect on SunCar’s business, financial condition and results of operations.

After SunCar is no longer an “emerging growth company,” SunCar may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

Future sales or perceived sales of substantial amounts of our securities in the public market could have a material adverse effect on the prevailing market price of our Ordinary Shares and our ability to raise capital in the future, and may result in dilution of your shareholdings.

The market price of our Ordinary Shares could decline as a result of future sales of substantial amounts of our Ordinary Shares or other securities relating to our Ordinary Shares in the public market or the issuance of new Ordinary Shares or other securities, or the perception that such sales or issuances may occur, especially given our limited public float as a result of the majority of our Ordinary Shares being held by affiliates including our largest shareholder. Future sales, or perceived sales, of substantial amounts of our securities, including any future offerings, could also materially and adversely affect our ability to raise capital in the future at a time and at a price which we deem appropriate. In addition, our Shareholders may experience dilution in their holdings to the extent we issue additional securities in future offerings.

We may have conflicts of interest with our largest shareholder and may not be able to resolve such conflicts on favorable terms for us.

The largest shareholder has a fair amount of the voting rights of SunCar and substantial influence over our business with respect to material matters requiring voting rights, and we cannot assure you that any of our controlling shareholders will act in the best interest of our company should any conflict arise. For example, they may make strategic decisions with respect to us or that affect our business in ways that favor themselves and therefore their own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

The Warrants may never be in the money, and may expire worthless.

The exercise price of the Warrants is $11.50 per share. We believe the likelihood that Warrant holders will exercise the Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares. If the trading price for our Class A Ordinary Shares is less than $11.50 per share, cashless exercise of the Warrants would not be possible, and we believe holders of the Warrants will be unlikely to exercise their Warrants. To the extent that the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease. There is no guarantee that the Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the Warrants may expire worthless and we may receive no proceeds from the exercise of the Warrants.

The issuances of additional our Class A Ordinary Shares under the GEM Agreement and the GEM Warrant may result in dilution of our shareholders and have a negative impact on the market price of our Class A Ordinary Shares.

From time to time, and although we have no current plans to, we may draw on the GEM Agreement following the effectiveness of the registration statement of the resale of the GEM Shares. If and to the extent this occurs, it could impose significant dilution on the our shareholders.

We are entitled to draw down up to $125 million of gross proceeds from GEM Investor in exchange for our Class A Ordinary Shares at a price equal to 90% of the average closing bid price of our Class A Ordinary Share on Nasdaq for a 30 trading day period, subject to meeting the terms and conditions of the GEM Agreement. As a result of this, the GEM Investor will potentially be purchasing these shares at a price below the market price at the end of the 30 trading day period, and thus realize a potential profit in selling these shares not available to other public investors, and the GEM Investor may be incentivized to sell these shares when other public investors are not as incentivized to sell their shares. For illustrative purposes, for example, for the 30 trading day period ending on August 7, 2023, the average closing bid price of our Class A Ordinary Share on Nasdaq was $17.02, which would result in a share price of $15.32 for the Class A Ordinary Shares issued in a hypothetical draw down priced using this 30 trading day pricing period.

This equity line facility is available for a period of 36 months from the closing date of the Business Combination, or May 17, 2023. The limitations on the amount and frequency of the draws that we can make under the GEM Agreement, which include the requirement that (i) there be an effective registration statement covering the shares to be issued under the GEM Agreement and (ii) offering size restrictions relating to our trading volume, may affect the ability to draw under the GEM Agreement. Therefore, the proceeds under the GEM Agreement may be less than anticipated.

In addition, the closing of the Business Combination entitled the GEM Investor to receive a warrant granting the GEM Investor the right to purchase 2,839,951 of our Class A Ordinary Shares at an exercise price per share equal $11.50 per share. Thus the GEM Investor may experience a greater potential profit than public investors can from the sale of the shares underlying the Warrant, and may be incentivized to sell these shares when public investors are not as incentivized to sell their shares.

Issuances of Class A Ordinary Share pursuant to the GEM Agreement and the GEM Warrant would result in dilution of our future shareholders and could have a negative impact on the market price of our Class A Ordinary Share and our ability to obtain additional financing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands exempted companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, substantially all of our executive Directors and our senior management reside outside the United States, and all or a substantial portion of such persons’ assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Puglisi & Associates as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

The United States and PRC do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not automatically be enforceable in PRC, but will have to follow the procedure under the PRC Civil Procedures Law.

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically be enforceable in the Cayman Islands.

USE OF PROCEEDS

We will receive up to an aggregate of approximately $35.1 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. We will have broad discretion over the use of proceeds from the exercise of the Warrants. There is no assurance that the holders of the Warrants will elect to exercise any or all of such Warrants. Each of our Public Warrants and Private Warrants is exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share. We believe the likelihood that Warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares. If the trading price for our Class A Ordinary Shares is less than $11.50 per share, we believe holders of our Public Warrants and Private Warrants will be unlikely to exercise their Warrants. To the extent that the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease.

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that the company may only pay dividends if the value of our assets exceeds our liabilities and we are able to pay our debts as they become due. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our Class A Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are an exempted company with limited liability incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. If we pay any dividends on our Ordinary Shares, As a holding company, we will be dependent on receipt of funds from the subsidiaries. Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth the capitalization of the Company on an unaudited pro forma consolidated basis as of December 31, 2022, after giving effect to the Business Combination. For a more detailed discussion on our pro forma financials please see Unaudited Pro Forma Condensed Combined Financial Information from pages F-37 to F-44 in this prospectus.

	Historical		Pro Forma
As of December 31, 2022 for SunCar and as of March 31, 2023 for GBRG	SunCar	GBRG	Consolidation
Cash and cash equivalents	$21,200	$13	$15,241
Cash and investment held in Trust Account	-	18,788	-
Short-term borrowings	74,653	-	74,653
Amounts due to related parties, current	45,564	460	45,564
Note payable – related party	-	1,499	-
Ordinary shares, subject to possible redemption	-	18,788	-
Total shareholders’ deficit	(5,284)	(4,291)	(13,463)
Non-controlling interests	42,060	-	42,060
Total capitalization	$156,993	$16,456	$148,814

In addition, you should read the “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of SunCar’s financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and SunCar’s consolidated financial statements and the related notes included elsewhere in this registration statement. This discussion contains forward-looking statements that involve risks and uncertainties. SunCar’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this registration statement.

Business Overview

SunCar is a provider of digitalized enterprise automotive after-sales services and online auto insurance intermediary in China. SunCar generates its revenue from automotive after-sales service business, insurance intermediation business and technology service business.

SunCar operates its automotive after-sales services business through offering customized service solutions to its after-sales partners (its “enterprise clients”), who are major banks, insurance companies and other enterprises who have end customers demanding automotive services. The after-sales service includes regular maintenance as well as reserved services. Those services are ultimately provided to end-customers of our enterprise clients by after-sales service providers SunCar engages through our online platform.

For insurance intermediation business, SunCar facilitates the sales of automobile insurance products underwritten by major insurance companies in China. SunCar receives commissions from these insurance companies, typically a percentage of the premium paid by insurance purchasers. SunCar implements, automates and streamlines the insurance purchasing process on its proprietary, fully online digital apps, integrating full spectrum products from leading insurers in China.

SunCar operates its technology service business by providing technical software and consulting related to automobile services and insurance. SunCar has built modular online management tools such as customer relationship management (CRM), order management, finance management and visual analysis systems, based on its proprietary hybrid cloud platform. All of its automotive after-sales service providers and insurance sales partners use all or some of these online tools to manage their daily work, allowing the opportunity to monetize these online software SunCar built.

Significant Factors Impacting Financial Results

Relationship with customers

For automobile after-sales services business, enterprise clients are clients of SunCar, mainly comprising of banks, insurance companies, telecoms companies, airlines and other large corporations. For insurance intermediation business, SunCar distributes primarily automobile insurance products on behalf of well-known insurance companies in China. It is critical for SunCar to maintain good relationship and obtain recognition from both its enterprise clients and their end consumers. SunCar needs to keep growing its business, building its brand influence and improving its quality of service to attract new clients, solidify relationships with existing clients, and bring satisfactory service experience to end consumers. Positive feedback from end consumers encourages its clients to deepen their business relations with SunCar.

Cooperation with service providers

For automobile after-sales services business, SunCar relies on after-sales service providers to deliver a variety of automobile-related services to the customers of its enterprise clients. Positive feedback from end consumers depends on the quality of service provided by its service providers. If its relationships with its service providers deteriorate, its business, financial condition and results of operations may be materially and adversely affected.

For insurance intermediation business, SunCar collaborates with various external referral sources to expand its market penetration and broaden its end consumer base. SunCar builds up a business network of external sales partners, including offline after-sales networks with frequent exposure to car owners, major online platforms with significant user traffic, and emerging NEV OEMs and service providers. Its good relationships with external referral sources are crucial for SunCar to attract end customers for its insurance intermediation business.

Operating efficiency of its business

While SunCar expects its operating costs and expenses to increase as its business grows, SunCar also expect them to decrease as a proportion of its revenues as SunCar improves its operating efficiency and achieves greater economies of scale.

The cross-utilizations and interconnections between its automotive after-sales service and insurance intermediation business lines enable positive feedback loops between them and symbiotic growth of both. While SunCar is developing its nation-wide automotive service provider network, these service providers become its sales partners of its insurance intermediation business. Conversely, when SunCar engages with insurance companies to sell their insurance products, SunCar also engages them as clients of its after-sales services.

Its business is built on a cloud-based, multi-tenant digital platform to which SunCar has continued to integrate both its client base as well as its service and sales network. SunCar is in the process of digitalizing all its internal workflow as well as the related business processes of its partners, empowering them with efficient and user-friendly tools and systems. SunCar continues to adopt more cutting-edge technologies in AI, big data and robotics process automation (RPA) to iteratively upgrade its digital platform for new features and better performance.

Regulations

Its automobile insurance intermediation business, like all insurance-related business in China, are extensively regulated by the China Banking and Insurance Regulatory Commission (“CBIRC”), under regulations including but not limited to PRC Insurance Law, Regulatory Provisions on Professional Insurance Agencies. Aspects of its insurance intermediation business so regulated include terms and premium rates of the insurance products SunCar distributes for major insurance companies, the commission rates SunCar earns, as well as the way SunCar operates its insurance intermediation businesses generally. Regulations or administrative measures further restricting or reducing insurance premiums or insurance agency commissions could have material adverse impact on the revenue and profitability of its insurance intermediation business, if SunCar is not able to increase its business volume and efficiency to compensate for the effect of such regulatory changes, or pass on any downward impact on its revenue to external participants in the insurance supply chain.

On September 2, 2020, CBIRC released guidance of The Implementation of Comprehensive Reform of Auto Insurance (CBIRC Supervision and Development No. 41 2020, hereinafter referred to as “No. 41 2020 Guidance”), and set phased goals for insurance companies to “reduce price, increase insurance policy volume, and improve quality”, which reduced premium rate limits by 20% and reduced commission rate limits by roughly half from 20% to 10.5% (as its insurance-related revenue primarily comes from commissions, the effects of these two reductions on SunCar are multiplicative). This rate reduction adversely affected its insurance intermediation service revenue in 2021 and 2022. Such reduced rate continues to affect the Company’s insurance intermediation service revenues in the year of 2022.

Impact of COVID-19 and Other Global Disasters

The effect of the novel coronavirus (“COVID-19”) has significantly impacted the global economy. COVID-19 and the measures taken by countries, particularly China, have adversely affected and could in the future materially adversely impact its business, results of operations, and financial condition. The pandemic has resulted in government implementing numerous measures such as travel restrictions, quarantines, shelter in place orders, and factory and office shutdowns. Specifically, in 2022, a wave of infections caused by the Omicron variants emerged in Shanghai in early 2022, which led to shut-down and quarantine for an extended period in spring. Throughout 2022, several resurgence of COVID-19 infections have emerged in various regions of China from time to time. In addition, the weakness in the overall financial markets may cause SunCar difficult in securing additional financing, and the weakened financial conditions of its clients, suppliers, and business partners may prevent them from honoring their obligations to SunCar. During the severe pandemic time, some of the customers suffered debt crisis under the pressure of cash flow under the pressure of cash flow, were unable to pay on time and then extended the payment schedule for SunCar’s accounts receivable. SunCar considered the collectability of the accounts receivable based on the cautious estimation, and made significant bad debt provision of US$26.0 million for the year ended December 31, 2022. SunCar continued to keep close monitor to the collection of its accounts receivable, and manage the bad debt.

In December 2022, Chinese government declared to treat COVID-19 as Category B disease, and authorities dropped quarantine measures against people infected with COVID-19 and stopped designating high-risk and low-risk areas. The macroeconomic in China and the financial performance of SunCar’s customers are recovering as of the date of this prospectus.

However, the ultimate impact of COVID-19 and other global disasters on its business, results of operations, financial condition, and cash flows is dependent on future developments, including natural forces and government responses which are uncertain and beyond its prediction at this time. SunCar will pay close attention to the development of these macroeconomic risks, assess and take measures to minimize their impacts.

Impact of Global Inflationary Pressures

SunCar faces two types of possible inflationary pressures: a general pressure from inflation-related economic slowdown, and a specific pressure from inflation of the prices of fuel. First, SunCar considers the impact of inflation on the business is immaterial as the operations are in China, and China’s inflation rates have been relatively stable in the last three years: approximately 2.5% in 2020, 0.9% in 2021 and 2.0% in 2022. Second, since the 2022 inflation episode was triggered by the conflict in Ukraine and the resulting increase in fossil fuel prices, it particularly impacts the automobile industry which still mainly relies on fossil fuel to power the vehicles. Thus, with the increasing fuel price, people may drive less, and less people may choose to buy cars, the automotive and related industries, including insurance, after-sales service and technology service industries where SunCar operates, would also be adversely impacted. However, we anticipate the pressure to be limited, since we have been working with car manufactures directly and indirectly request the insurance company to develop insurance products designed for NEVs. We believe as the NEVs become more and more popular, insurance for NEVs can effectively increase our revenues and offset the adverse impact brought by the increase fuel prices.

Impact of Supply Chain Disruptions

Outbreak of COVID-19 since the beginning of March 2020 has adverse impact on our supply chain, which led to general shutdown of cities, and weaken the financial conditions of our service providers. However, it did not lead to severe supply chain disruptions, because that (1) our automotive after-sales service business, our service providers recover quickly from the impact of COVID-19 to provide more service due to the uptrend of vehicle usage post COVID-19, and we have a large after-sales service provider network to confront with the situation that some of our service provider could not provide service temporarily due to the adverse impact of COVID-19; (2) our insurance intermediation business does not encounter any supply chain disruption as our external referral sources could expand our market penetration and broaden our end consumer base both online and offline. SunCar continuously pays close attention to the supply chain impact of COVID-19, performs further assessment and takes relevant measures to minimize the impact. Except for the impact of COVID-19, there is no any other interruptions that led to supply chain disruptions that would affect our business.

Therefore, as of the date of this prospectus, supply chain disruptions do not materially affect our outlook or business goals, nor have it materially impacted our results of operations or capital resources.

Critical Accounting Estimates

SunCar prepares its consolidated financial statements in accordance with U.S. GAAP, which requires SunCar to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, its financial condition or results of operations would be affected. SunCar bases its estimates and assumptions on its own historical data and other assumptions that SunCar believes are reasonable after taking account of its circumstances and expectations for the future based on available information. SunCar evaluates these estimates and assumptions on an ongoing basis.

Its expectations regarding the future are based on available information and assumptions that SunCar believes to be reasonable and accurate, which together form its basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, its actual results could differ from those estimates. Some of its accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that SunCar believes to have the most significant impact on its consolidated financial statements are described below, which should be read in conjunction with its consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing its financial statements, you should consider:

●	its selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions.

SunCar considers an accounting estimate to be critical if: (i) the accounting estimate requires SunCar to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that SunCar reasonably could have used in the current period, would have a material impact on its financial condition or results of operations. SunCar considers its critical accounting estimates include (i) revenue recognition; (ii) allowance for doubtful accounts; (iii) valuation allowances of deferred tax assets; and (iv) useful lives of software and equipment.

Revenue Recognition

Revenues of continuing operations of SunCar are mainly generated from providing automotive after-sales service, insurance intermediation service and technology service.

Automotive after-sales service

SunCar defines enterprise clients as SunCar’s customers and SunCar sells automotive after-sales service coupons to enterprise clients, which each coupon represents one specific automotive after-sales service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and SunCar only provides one specific service among various service types for each specific service coupon. SunCar identifies each specific service coupon as a contract that establishes enforceable rights and obligations for each party. SunCar charges the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, SunCar either charges the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. SunCar considers each service coupon is a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, SunCar identifies only one performance obligation under a contract, which is to provide a specific service or to stand-ready to perform a specific service within a limited duration. SunCar acts as a principal as SunCar controls the right to services before the services are provided to customers and SunCar has the ability to direct other parties to provide the services to customers on SunCar’s behalf. Specifically, SunCar has the ability to choose service providers, is primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. SunCar recognizes revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. SunCar does not provide refunds to customers when a coupon is expired but not used.

Insurance intermediation service

SunCar provides insurance intermediation service distributing primarily automobile insurance on behalf of the insurance companies and charges insurance companies for intermediation service commissions. Insurance intermediation services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. SunCar has satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, SunCar does not accrue any insurance intermediation service commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been provided for intermediation services as cancellation of policies rarely occurs.

Technology service

SunCar provides technology service including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. SunCar charges service fee based on fixed price per month for service provided, and recognize revenue over time during the service period.

Allowance for doubtful accounts

SunCar reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. SunCar considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

SunCar recognized bad debt expense of nil, nil and US$26.0 million for the years ended December 31, 2020, 2021 and 2022, respectively. A 10% increase in its bad debt provision would have increased its net loss from continuing operations by 24% for the year ended December 31, 2022.

Valuation allowance of deferred tax assets

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. SunCar considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, SunCar has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

For the years ended December 31, 2020, 2021 and 2022, SunCar recognized valuation allowance of deferred tax assets of US$1.4 million, US$0.2 million and US$5.4 million, respectively. A 10% increase in its valuation allowance of deferred tax assets would have decreased its net income, or increase its net loss from continuing operations by 2%, nil, and 5% respectively, for the years ended December 31, 2020, 2021 and 2022.

Useful lives of software and equipment

The estimated useful lives of the software and equipment are based on the management’s best estimation, which were as follows:

Category	Estimated useful lives	Residual value
Vehicles	3-5 years	5%
Office equipment and furniture	3-5 years	5%
Electronic equipment	3 years	5%
Computer software	5 years	nil
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets	nil
Others	3-10 years	5%

Key Components of Results of Operations

Revenue

Revenues of SunCar are derived from automotive after-sales service, insurance intermediation service and technology service. The following table sets forth the breakdown of its total revenues, both in absolute amount and as a percentage of its total revenues, for the periods/years indicated.

	For the Years Ended December 31,
	2020		2021		2022
	(In thousands, except for percentages)
Automotive after-sales service	$154,238	65%	$187,880	75%	$199,294	71%
Insurance intermediation service	84,161	35%	56,766	23%	67,640	24%
Technology service	526	0%	4,589	2%	15,479	5%
Total	$238,925	100%	$249,235	100%	$282,413	100%

Automotive after-sales service. SunCar provides/offers customized automobile after-sales services, ultimately provided to end-customers of its enterprise clients. These services include regular maintenance as well as reserved services such as car wash, oil change, tire repair, car beautification, road assistance, flight pickup, designated driving, VIP lounge, etc. SunCar charges the service fee either based on the number of service items completed at a fixed price per item, or, charges for the service coupons with limited duration term sold, no matter whether services have been performed. SunCar acts as a principal as SunCar controls the right to services before providing them to end customers. Therefore, SunCar recognizes revenue in the gross amount of consideration at the point of time when the service is provided, or when the service coupons with limited duration term expired.

Insurance intermediation service. SunCar provides insurance intermediation service distributing automobile insurance products on behalf of insurance companies. Insurance intermediation services are considered to be rendered and completed and revenue is recognized at the time an insurance policy becomes effective, i.e. when the signed insurance policy is in place and the premium is collected from the insured. SunCar recognizes revenue when the premiums are collected by the respective insurance companies, because collectability is not ensured until receipt of the premium. Accordingly, SunCar does not accrue any commission and fees prior to the receipt of the relevant premiums.

Technology service. SunCar operates its technology service business by providing technical software and consulting related to automobile services and insurance, including modular online management tools such as customer relationship management, order management, finance management and visual analysis systems. For use of its technology services, SunCar charges technology service fees based on fixed prices per service period (usually one month) for service provided, and recognize revenue over time during the service period.

Operating costs and expenses

The following table set forth our operating costs and expenses, both in absolute amount and as a percentage of total revenues, for the periods/years indicated.

	For the Year Ended December 31,
	2020		2021		2022
	(In thousands, except for percentages)
Integrated service cost	$131,932	55%	$156,852	63%	$166,793	59%
Promotional service expenses	79,515	32%	55,222	22%	65,500	23%
Selling expenses	6,835	3%	12,731	5%	16,477	6%
General and administrative expenses	7,780	3%	10,420	4%	37,742	13%
Research and development expenses	5,029	2%	3,651	1%	8,478	3%
Total	$231,091	95%	$238,876	95%	$294,990	104%

Integrated service cost. The integrated service cost primarily consists of service fees paid to automotive after-sales service providers to provide customized service for end consumers of its enterprise clients. The service fee is determined based on and recognized in the period of the actual services rendered.

Promotional service expenses. Promotional service expenses represent (i) promotional service fee to explore extensive networks of automotive after-sales service and insurance intermediation; and (ii) service fees SunCar pays to promotion channels, including but not limited to offline after-sales networks, online platforms, and emerging NEV OEMs and service providers. Promotional service expenses are recognized in the period incurred.

Selling expenses. Selling expenses primarily consists of (i) salaries and employment benefits for employees who work in service line; (ii) promotional service fee; (iii) communication and travel expenses, and (iv) depreciation expenses related to sales. Depreciation expenses are calculated based on a straight-line basis over the estimated useful lives of the assets.

General and administrative expenses. General and administrative expenses primarily consist of (i) staff costs, rental and depreciation expenses related to general and administrative personnel; (ii) share-based compensation expenses; and (iii) other corporate expenses.

Research and development expenses. Research and development expenses primarily consist of payroll and employee benefits for research and development employees, rental expenses, utilities and other related expenses related to design, develop and maintain technological service platform to support its internal and external businesses.

Results of Operations

Year ended December 31, 2022 compared with year ended December 31, 2021

The following table sets forth a summary of audited consolidated results of operations for the period indicated. This information should be read together with audited consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,		Change
	2021	2022	Amount	%
	(In thousands, except for percentages)
Revenues
Automotive after-sales service	$187,880	$199,294	$11,414	6%
Insurance intermediation service	56,766	67,640	10,874	19%
Technology service	4,589	15,479	10,890	237%
Total revenues	249,235	282,413	33,178	13%

Operating costs and expenses
Integrated service cost	(156,852)	(166,793)	(9,941)	6%
Promotional service expenses	(55,222)	(65,500)	(10,278)	19%
Selling expenses	(12,731)	(16,477)	(3,746)	29%
General and administrative expenses	(10,420)	(37,742)	(27,322)	262%
Research and development expenses	(3,651)	(8,478)	(4,827)	132%
Total operating costs and expenses	(238,876)	(294,990)	(56,114)	23%

Operating profit (loss)	10,359	(12,577)	(22,936)	-221%

Other income/(expenses)
Financial expenses, net	(3,045)	(3,659)	(614)	20%
Investment income	759	441	(318)	-42%
Other income, net	2,457	5,121	2,664	108%
Total other income, net	171	1,903	1,732	1013%

Income (Loss) before income tax expense	10,530	(10,674)	(21,204)	-201%
Income tax expense	(938)	(231)	707	-75%
Income (Loss) from continuing operations, net	9,592	(10,905)	(20,497)	-214%

Discontinued operations:
Net loss from discontinued operations	(27,682)	(994)	26,688	-96%

Net loss	(18,090)	(11,899)	6,191	-34%
Other comprehensive income
Foreign currency translation difference	907	(2,410)	(3,317)	-336%
Total comprehensive loss	$(17,183)	$(14,309)	2,874	-17%

Revenue

Total revenue of SunCar increased by 13% from US$249.2 million for the year ended December 31, 2021 to US$282.4 million for the year ended December 31, 2022.

Automotive after-sales service. Automotive after-sales service revenue increased by 6% from US$187.9 million for the year ended December 31, 2021 to US$199.3 million for the year ended December 31, 2022. The increase was driven by the increase of service orders in 2022. Extensive service network SunCar developed served more enterprise clients, and completed more automotive after-sales services orders in 2022.

Insurance intermediation service. Insurance intermediation service revenue increased by 19% from US$56.8 million for the year ended December 31, 2021 to US$67.6 million for the year ended December 31, 2022, which was driven by the increasing number of insurance policy sold for the year ended December 31, 2022. SunCar ranked first in terms of auto insurance premium facilitated for NEVs in China. NEVs’ sales have increased sharply in recent years, and thus, SunCar’s insurance intermediation business expanded rapidly. Therefore, while average commission for the year ended December 31, 2022 decreased by 30% compared with the year of 2021 due to the regulation requirement and normal market fluctuation, such decrease was offset by the increase in the number of insurance policy by 77% compared with those for the year ended December 31, 2021.

Technology service. Technology service revenue increased by US$10.9 million from US$4.6 million for the year ended December 31, 2021 to US$15.5 million for the year ended December 31, 2022. Technology service is a new business focus of SunCar starting from 2021 and the increase is due to SunCar’s continuous expansion in new business to acquire more market share. The increase is also due to SunCar’s improved IT infrastructure to expand this business line. Through the application of Private Cloud Platform, the development process was simplified, and SunCar can easily obtain various tools for software development, testing, operation and maintenance to strengthen software platform to increase business capacity and better serve the customers.

Operating costs and expenses. Operating costs and expenses increased by 23% from US$238.9 million for the year ended December 31, 2021 to US$295.0 million for the year ended December 31, 2022.

Integrated service cost. Integrated service cost increased by 6% from US$156.9 million for the year ended December 31, 2021 to US$166.8 million for the year ended December 31, 2022. The increase of integrated service cost was in line with the increase in its automotive after-sales service revenue.

Promotional service expenses. Promotional service expenses increased by 19% from US$55.2 million for the year ended December 31, 2021 to US$65.5 million for the year ended December 31, 2022. The increase of promotional service was in line with the increase of revenue in its insurance intermediation service.

Selling expenses. Selling expenses increased by 29% from US$12.7 million for the year ended December 31, 2021 to US$16.5 million for the year ended December 31, 2022, primarily due to the increase in the promotion expense of US$4.4 million for freebie provided to customers in technology service business.

General and administrative expenses. General and administrative expenses increased by 262% from US$10.4 million for the year ended December 31, 2021 to US$37.7 million for the year ended December 31, 2022, primarily due to the bad debt provision of US$26.0 million for the year ended December 31, 2022 considering the collectability of accounts receivables with long aging was remote since some customers suffered great pressure of cash flow due to the impact of COVID-19 in 2022.

Research and development expenses. Research and development expenses increased by 132% from US$3.7 million for the year ended December 31, 2021 to US$8.5 million for year ended December 31, 2022, primarily due to more research expenditures on the software used in the insurance intermediation service and technology service.

Discontinued operations

On March 1, 2022, SunCar entered into a share purchase agreement with Jiachen Information Technology (Shanghai) Co., Ltd. (“Jiachen”), an affiliate of Mr. Ye Zaichang, to transfer the total equity of Shengda Group at a nominal consideration of RMB1. The disposal transaction was completed as of March 1, 2022. As the disposal of Shengda Group was under common control, no gain or loss was recorded as the result of the disposal, and instead impacts were charged to additional paid in capital.

Year ended December 31, 2021 compared with year ended December 31, 2020

The following table sets forth a summary of audited consolidated results of operations for the year indicated. This information should be read together with audited consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,		Change
	2020	2021	Amount	%
	(in thousands, except for percentages)
Revenues
Automotive after-sales services	$154,238	$187,880	$33,642	22%
Insurance intermediation service	84,161	56,766	(27,395)	-33%
Technical service	526	4,589	4,063	772%
Total revenues	238,925	249,235	10,310	4%

Operating costs and expenses
Integrated service cost	(131,932)	(156,852)	(24,920)	19%
Promotional service expenses	(79,515)	(55,222)	24,293	-31%
Selling expenses	(6,835)	(12,731)	(5,896)	86%
General and administrative expenses	(7,780)	(10,420)	(2,640)	34%
Research and development expenses	(5,029)	(3,651)	1,378	-27%
Total operating costs and expenses	(231,091)	(238,876)	(7,785)	3%

Operating profit	7,834	10,359	2,525	32%

Other income/(expenses)
Financial expenses, net	(2,100)	(3,045)	(945)	45%
Investment income	255	759	504	198%
Other income, net	2,385	2,457	72	3%
Total other income, net	540	171	(369)	-68%

Income before income tax expense	8,374	10,530	2,156	26%
Income tax expense	(1,752)	(938)	814	-46%
Income from continuing operations, net	6,622	9,592	2,970	45%

Discontinued operations:
Net loss from the discontinued operations	(16,397)	(27,682)	(11,285)	69%

Net loss	(9,775)	(18,090)	(8,315)	85%
Other comprehensive income
Foreign currency translation difference	1,195	907	(288)	-24%
Total comprehensive loss	$(8,580)	$(17,183)	$(8,603)	100%

Revenue

Total revenue of SunCar increased by 4% from US$238.9 million for the year ended December 31, 2020 to US$249.2 million for the year ended December 31, 2021.

Automotive after-sales service. Automotive after-sales service revenue increased by 22% from US$154.2 million for the year ended December 31, 2020 to US$187.9 million for the year ended December 31, 2021. The increase was driven by the increase of service orders in 2021. In fiscal year 2021, SunCar expanded further its extensive service network to serve more enterprise clients in the south area of mainland China, and completed more automotive after-sales services orders.

Insurance intermediation service. Insurance intermediation service revenue decreased by 33% from US$84.2 million for the year ended December 31, 2020 to US$56.8 million for the year ended December 31, 2021, which was primarily driven by the No. 41 2020 Guidance of CBIRC. The regulation-driven decrease of insurance premiums and commission rates accounted for most of the decrease of insurance intermediation service revenue. In 2021, the average commission decreased by 32% and the number of insurance policy sold decreased slightly by 7% compared with those in 2020.

Technology service. Technology service revenue increased from US$0.5 million for the year ended December 31, 2020 to US$4.6 million for the year ended December 31, 2021. Technology service is new business focus of SunCar. SunCar provides technology service including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. SunCar is improving its market share and its business capacity in this business line.

Operating costs and expenses

Operating costs and expenses increased slightly from US$231.1 million for the year ended December 31, 2020 to US$238.9 million for the year ended December 31, 2021.

Integrated service cost. Integrated service cost increased by 19% from US$131.9 million for the year ended December 31, 2020 to US$156.9 million for the year ended December 31, 2021. The increase of integrated service cost was in line with the increase in its automotive after-sales service revenue.

Promotional service expenses. Promotional service expenses decreased by 31% from US$79.5 million for the year ended December 31, 2020 to US$55.2 million for the year ended December 31, 2021. Affected by the Guidance of CBIRC in 2021, SunCar decreased the promotional service fee paid to promotion channels accordingly, which resulted in the decrease of promotional service expenses.

Selling expenses. Selling expenses increased by 86% from US$6.8 million for the year ended December 31, 2020 to US$12.7 million for the year ended December 31, 2021, primarily due to the increase in depreciation expense of US$2.3 million for the software and equipment purchased at the end of 2020, which was for sales department’s use to store sales information, and the increase in the promotion expense of US$3.6 million for freebie provided to customers in technology service business.

General and administrative expenses. General and administrative expenses increased by 34% from US$7.8 million for the year ended December 31, 2020 to US$10.4 million for the year ended December 31, 2021, primarily due to the increase of share-based compensation expense. On September 9, 2020, SunCar approved the 2020 Share Incentive Plan to grant eligible employees 2,500,000 of restricted ordinary shares of Shanghai Shengshi Dalian Automobile Service Co. Limited, one of its subsidiaries. The restricted ordinary shares are subject to an annual vesting schedule that vests 20% of granted restricted shares over the next five years as the employees are required to provide service for a total of 60 months to earn the award. For the years ended December 31, 2020 and 2021, SunCar recognized US$0.5 million and US$1.7 million of share-based compensation expense, respectively.

Research and development expenses. Research and development expenses decreased by 27% from US$5.0 million for the year ended December 31, 2020 to US$3.7 million for the year ended December 31, 2021. SunCar relied more on outsourcing technical services in 2020 while in turn relied more on its employees in 2021 to improve cost efficiency, which resulted in the decrease of personnel expenditure of research and development expenses.

Discontinued operations and net loss from discontinued operations

In December 2021, board of directors of Shanghai Feiyou approved to dispose Shengda Automobile Service Group Co., Limited and its subsidiaries (“Shengda Group”), primarily operating in financial leasing business, for the purpose of concentrating on its remaining major business lines. Therefore, SunCar presented the Shengda Group and its subsidiaries as discontinued operations in the current and comparative period financial statements. Net loss from the operations of the discontinued operations increased by 69% from US$16.4 million for the year ended December 31, 2020 to US$27.7 million for the year ended December 31, 2021, which was primarily led by: (1) the increased income tax expense of US$9.2 million due to the gain from transferring equity interest of Shanghai Shengshi Dalian Automobile Service Co. Limited to SunCar, (2) the decreased contracting business of financial leasing of US$1.4 million, and (3) the increased bad debt provision provided of US$2.2 million. On March 1, 2022, SunCar transferred all the equity of Shengda Group to Jiachen, an affiliate of Mr. Ye Zaichang, who is also the largest shareholder of SunCar, for the nominal consideration as Shengda Group are in a position of net liability position as of the disposal date, and instead impacts were charged to additional paid in capital.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, SunCar is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax had been made to China Auto Market Group Ltd., a subsidiary of SunCar, during the years ended December 31, 2020, 2021 and 2022, as it did not have assessable profit during the periods presented.

PRC

Generally, SunCar’s subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

An enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. According to Taxation [2019] No. 13 which was effective from January 1, 2019 to December 31, 2021, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million. According to Taxation [2021] No. 12 which was effective from January 1, 2021 to December 31, 2022, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million. According to Taxation [2022] No. 13 which was effective from January 1, 2022 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income between RMB1 million and RMB3 million.

High and new technology enterprises enjoy a preferential tax rate of 15% under PRC tax law. Shanghai Chengle Network Technology Co., Limited, one of subsidiaries of SunCar, currently qualifies as a “new high-tech enterprise”, and has been entitled to the preferential rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021, which would be effective for 3 years. Shengshi Dalian Automobile, one of key subsidiaries of SunCar, qualified as a “new high-tech enterprise” and was entitled to a preferential tax rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021, which would be effective within 3 years.

Dividends paid by SunCar’s wholly foreign-owned subsidiaries in China to its intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If SunCar’s intermediary holding companies in Hong Kong satisfy all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receive approval from the relevant tax authority, then dividends paid to them by SunCar’s wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead.

If SunCar’s holding company in the Cayman Islands or any of its subsidiaries outside of China were deemed to be a “resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Liquidity and Capital Resources

	For the years ended December 31,
	2020	2021	2022
	(In thousands)
Net cash provided by (used in) operating activities of continuing operations	$11,528	$(19,105)	$(16,092)
Net cash provided by (used in) operating activities of discontinued operations	7,104	(6,462)	(52)
Net cash used in investing activities of continuing operations	(29,037)	(20,091)	(5,402)
Net cash used in investing activities of discontinued operations	(126)	(591)	(517)
Net cash provided by (used in) financing activities of continuing operations	49,693	(1,185)	10,636
Net cash (used in) provided by financing activities of discontinued operations	(5,816)	1,119	-
Effect of exchange rate changes	3,098	1,827	(2,573)
Net increase (decrease) in cash and restricted cash	$36,444	$(44,488)	$(14,000)

SunCar’s principal sources of liquidity have been cash provided from bank borrowings, and revenue generated from its business operation. As of December 31, 2022, SunCar had US$21.2 million in cash, and US$2.7 million restricted cash, of which almost all of the cash was denominated in Renminbi. Most of the cash and restricted cash were held at banks located in China.

SunCar believes that its current cash on hand, short-term investments and cash provided by equity security will be sufficient to meet the current and anticipated needs for general corporate purposes for at least the next 12 months. On November 4, 2022, SunCar entered into a Share Purchase Agreement with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited relating to a share subscription facility up to US$125 million. On May 19, 2023, SunCar Technology Group Inc. entered into a Share Subscription Agreement with a certain non-U.S. person, Anji Zerun Private Equity Investment Partnership related to private placement 2,173,657 Class A Ordinary Shares at a total consideration of US$21.7 million. SunCar may, however, need additional cash resources in the future if SunCar experiences changes in business conditions or other developments. SunCar may also need additional cash resources in the future if it finds and wishes to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If SunCar determines that the cash requirements exceed the amount of cash on hand, SunCar may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to the shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

SunCar’s prospectus dated March 30, 2023 that was part of the registration statement on Form F-4 (File 333-269295) included information about projections for SunCar for the years ending December 31, 2022 through December 31, 2026. As disclosed in such prospectus, such projections were prepared on July 8, 2022. However, due to the COVID-19 lockdowns that took place in China during 2022, SunCar has not met its original projections for 2022. It is possible that SunCar’s actual results over the remaining time periods and under the scenarios covered by the projections would be materially different and should not be relied upon. SunCar has not updated its projections at this time and, as disclosed in the prospectus, does not intend to do so in the future. Given SunCar’s Share Purchase Agreement with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited relating to a share subscription facility up to US$125 million, as well as SunCar’s Share Subscription Agreement with Anji Zerun Private Equity Investment Partnership related to private placement for a total consideration of US$21.7 million, SunCar believes that no significant additional risks to its financial position, business operations and liquidity has resulted from SunCar not meeting its original projections for 2022.

Given the exercise price of SunCar’s warrants is $11.50 per share, and the option for the holders to exercise the warrants on a cashless basis in the event there is no effective registration statement registering the issuance of the warrant shares, it is possible that SunCar will receive no significant proceeds from the exercise of any or all of the warrants. However, since the terms of the warrants, including their exercise mechanism and price, had been disclosed to and expected by the public since the original issuance of the public and private warrants of Goldenbridge Acquisition Limited pursuant to its initial public offering in March 2021, and was again disclosed in the registration statement on Form F-4 for the SunCar’s business combination with Goldenbridge Acquisition Limited, declared effective by the SEC on March 30, 2023, SunCar expects no significant impact of the exercise of the warrants or the sales of the shares underlying the warrants on any future financing or on SunCar’s financial position, business operations and liquidity.

SunCar expects that substantially all of its future revenues will be denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, PRC subsidiaries of SunCar are allowed to pay dividends in foreign currencies to SunCar without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities of continuing operations for the year ended December 31, 2022 was US$16.1 million, as compared to net loss from continuing operations of US$10.9 million. The difference between net loss and net cash used in operating activities was primarily attributable to an increase of accounts receivable, net of US$32.6 million, an increase of prepaid expenses and other current assets of US$3.9 million, and a decrease of accounts payable of US$5.0 million, offset by the provision of doubtful accounts of US$26.0 million, and depreciation and amortization of US$5.1 million.

Net cash used in operating activities of continuing operations for the year ended December 31, 2021 was US$19.1 million, as compared to a net income from continuing operations of US$9.6 million. The difference between net income and net cash used in operating activities was primarily attributable to an increase of US$35.1 million in accounts receivable and a decrease of US$15.0 million in accrued expenses and other current liabilities, offset by an increase of US$13.6 million in accounts payable, and depreciation and amortization of US$4.1 million. The increase of accounts receivables and accounts payable was primarily due to the growth of SunCar’s automobile after-sales business. The decrease of accrued expenses and other current liabilities was due to the fact that the settlement of payable of purchasing software has completed within the year ended December 31, 2020.

Net cash provided by operating activities of continuing operations for the year ended December 31, 2020 was US$11.5 million, as compared to a net income from continuing operations of US$6.6 million. The difference between net income and net cash provided by operating activities was primarily attributable to share-based compensation of US$0.5 million, an increase of US$8.4 million in accrued expenses and other current liabilities, an increase of accounts receivable of US$1.5 million, and an increase of tax payable of US$1.6 million, offset by an increase of prepaid expense and other current asset of US$4.1 million, a decrease of US$2.4 million in deferred revenue and an increase of US$2.3 million in deferred tax assets.

Investing Activities

Net cash used in investing activities of continuing operations for the year ended December 31, 2022 was US$5.4 million, primarily consisting of US$4.4 million in software and equipment purchase, and US$1.2 million in purchase of other non-current assets.

Net cash used in investing activities of continuing operations for the year ended December 31, 2021 was US$20.1 million, consisting primarily of US$9.8 million in purchasing short-term investment, US$9.0 million in purchase of construction in progress, and US$1.3 million in purchase of software and equipment.

Net cash used in investing activities of continuing operations for the year ended December 31, 2020 was US$29.0 million, consisting primarily of US$9.5 million in purchase of software and equipment, US$10.1 million in purchasing short-term investment, and US$9.2 million in purchase of construction in progress.

Financing Activities

Net cash used in financing activities of continuing operations for the year ended December 31, 2022 was US$10.7 million, consisting primarily of US$122.2 million from short-term bank borrowings, offset by repayment of short-term bank borrowings of US$111.1 million.

Net cash used in financing activities of continuing operations for the year ended December 31, 2021 was US$1.2 million, consisting primarily of US$70.2 million in repayments of short-term bank borrowings, US$6.6 million in dividend paid to non-controlling shareholders, and US$1.2 million in repurchase of non-controlling interests, partially offset by proceeds from short-term bank borrowings of US$76.8 million.

Net cash provided by financing activities of continuing operations for the year ended December 31, 2020 was US$49.7 million, consisting primarily of US$77.7 million in proceeds from short-term bank borrowings and US$33.1 million in contribution from non-controlling shareholders, offset by US$60.0 million in repayments of short-term bank borrowings.

Capital Expenditures

Capital expenditures of SunCar are primarily incurred for purchase of software and equipment, and the installation of private cloud system. Its capital expenditures were US$18.7 million, US$10.3 million and US$5.6 million for the years ended December 31, 2020, 2021 and 2022, respectively. SunCar intends to fund its future capital expenditures with its existing cash balance and bank borrowings. SunCar will continue to incur capital expenditures as needed to meet the expected growth of its business.

Off-Balance Sheet Commitments and Arrangements

SunCar has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, SunCar has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, SunCar does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. SunCar does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.

Tabular Disclosure of Contractual Obligations

The following table sets forth SunCar’s contractual obligations as of December 31, 2022.

	Payment Due by Period
	Within one year	1-3 years	Total
Operating lease payment	$348	$-	$348
Capital payment	$13,022	$-	$13,022
Short-term borrowings	$74,653	$-	$74,653

SunCar recorded rental expense of US$1.0 million, US$1.0 million and US$0.6 million for the years ended December 31, 2020, 2021 and 2022, respectively. Other than what is disclosed above, SunCar did not have other significant commitments, long-term obligations, or guarantees as of December 31, 2022.

SunCar also has certain capital commitments that primarily related to commitments for the purchase and installation of a private cloud system. Total capital commitments contracted but not yet reflected in the consolidated financial statement was US$13.0 million as of December 31, 2022. All of the capital commitments will be fulfilled in the future according to the investment payment schedule.

From time to time, SunCar takes out borrowings with commercial banks to provide for its working capital for daily operation. See “Index to Financial Statements—Borrowings”.

Related Party Transaction

Shengda Automobile Service Group Co., Limited and its subsidiaries (“Shengda Group”), owned by Mr. Ye Zaichang, SunCar’s Chairman of Board of Directors was disposed on March 1, 2022, such disposition has been completed as of that date. In addition, SunCar was liable to Jiachen of RMB281.8 million (US$40.9 million) for the transfer of SUNCAR Online as of December 31, 2022. Besides, SunCar was liable to Shengda Group of $4.7 million for the ordinary course of operation, which was interest free, unsecure and could be settled on demand. In the share purchase agreement dated March 1, 2022, SunCar agreed to repay the debt owed to Shengda Group by full before June 1, 2023. In April 2023, SunCar negotiated with Jiachen and consented to have an extension of payment to extend the repayment date to December 31, 2025, with an annual interest rate of 1% from June 30, 2023 to the completion of the repayment.

INDUSTRY

This Industry Overview is based on the research report dated July 1, 2022 (the “Frost & Sullivan Report”) issued to SunCar by Frost & Sullivan, an independent global consulting firm. Unless otherwise indicated, all the industrial statistics in this prospectus are cited from the Frost & Sullivan Report.

Overview of China’s Integrated Automobile After-sales Service Market

Integrated automobile after-sales service providers refer to those who offer comprehensive, integrated after-sales services to customers through offline service channels such as 4S dealership, repair & maintenance stores and other offline after-sales service providers.

B2B (Business-to-Business) integrated automobile after-sales service providers offer their products and services to business customers which primarily comprise of banks, airline companies, insurance companies, telecom companies, online platforms such as online travel agencies and e-commerce platforms, and other corporates who have such needs. B2C (Business-to-Customer) integrated automobile after-sales service providers offer their products and services directly to the consumers (or called end users). A few online professional automobile after-sales service platforms are emerging, where consumers can directly purchase relevant services and enjoy services in particular offline automobile service stores.

Butler service mode mainly target particular business customers such as banks, insurance companies, airline companies and telecom companies, among others, who tend to adopt centralized procurement through a bidding. The winner of the bidding supply integrated services to these business customers in the form of an automobile after-sales service package. Banks, insurance companies, airline companies and telecom companies generally distribute such services as a reward to their VIP customers or high-level members and the latter can enjoy relevant services by redeeming their reward points.

Order push mode, in which each type of automobile after-sales service are designed to be a standardized product and are sold by an intermediate institution, which are primarily online platforms, especially e-commerce platforms. They tend to offer such standardized products on their platform and when consumers order relevant services, they procure it accordingly from integrated automobile after-sales service providers.

B2B Integrated Automobile After-sales Service Market in China

As the largest passenger vehicle market in the world, such massive amount of car ownership generate huge market potential for China’s B2B integrated automobile after-sales service market. In addition, in order to improve the service offerings and maintain customer loyalty, corporate customers such as banks, airline companies and insurance companies started offering automobile after-sales services through collaboration with integrated automobile after-sales service providers. In the past five years, China’s B2B integrated automobile after-sales service market increased from approximately RMB3.9 billion in 2017 to approximately RMB9.1 billion in 2021 with a CAGR of approximately 23.6% during the period. As the regulations continue to standardize the market environment and promote the integration between various parties in the automobile after-sales value chain, China’s B2B integrated automobile after-sales service market is projected to increase to approximately RMB16.4 billion by 2026, obtaining a CAGR of approximately 12.5% between 2021 and 2026, according to the Frost & Sullivan Report.

Sales Volume of New Energy Vehicles (“NEVs”) in China

Propelled by the government regulations to reach the goals of carbon neutrality and emission peak, there appears an increasing number of new energy passenger vehicle manufacturers and traditional car companies. In addition, with the development of new energy passenger vehicle infrastructures, such vehicles have been acknowledged to a broader population in the past couple of years. Thus, the sales volume of new energy passenger vehicles increased from approximately 0.58 million in 2017 to approximately 3.3 million in 2021 at a CAGR of approximately 54.9% in the past five years. As the cost of new energy passenger vehicles goes down and performance improves with the advancement of technology, the market is likely to be substantially stimulated from the demand side and is expected to further grow to approximately 10.6 million by 2026 at a CAGR of approximately 26.0% in the following five years.

NEV After-sales Service Market in China

NEVs have been among the hot topics during the past couple of years. With the continuous research and development investment in the new energy vehicle space, NEVs demonstrate their market potential through a robust increase in sales in recent years. In addition, as the government set the goals of carbon neutrality and emission peak, an increasing number of players quickly entered the NEV after-sales service market in order to gain the first-mover advantage. An expanding number of automobile after-sales service providers start to deploy specific equipment and initiate pilot collaborations with NEV manufacturers to be prepared for the potential growth momentum in advance. The NEV after-sales service market increased from approximately RMB2.7 billion to approximately RMB13.3 billion between 2017 and 2021 and is expected to increase to approximately RMB60.6 billion by 2026 at a CAGR of approximately 35.4% during the next five years.

Future Trends of the B2B Integrated Automobile After-sales Service Market in China

Increasing Demand for Integrated After-sales Service

Driven primarily by the steadily growing number of vehicle in use, particularly the NEVs, the expanding demand for various value-added service such as designated driving, and the convenience resulting from the all-round service solutions provided, the demand for integrated automobile after-sales service is expected to enjoy a sustained growth in the long run.

More Standardized Service Delivery Procedures and Products

In order to better manage their extensive service networks, a few leading players have designed a series of service standards and continuously improve their service delivery procedures by enhancing the standardization of their products and services. Going forward, this will be a key development focus for the integrated automobile after-sales service providers who aim to rapidly expand service networks without sacrificing the quality of the services delivered by their offline channel partners.

Integration and Consolidation in the Value Chain

As the profit margin of the market is comparatively low, certain integrated automobile after-sales service providers opt to establish their service networks by integrating the scattered and independent offline service providers, which allows them to expand their geographical reach and service scope in a cost-effective way, and promotes resource integration along the value chain. This results in a win-win partnership between online platforms and offline service providers. In the future, this model is expected to be widely-adopted and the consolidation will increase, with leading players acquiring or engaging more service providers to expand the reach of their network across the country.

More Innovation in the Online-to-Offline Business Mode

Attracted by the market potential, many after-sales service providers have developed their online-to-offline service platforms to deliver automobile after-sales services. However, the homogeneous business model, low consumer loyalty and lack of competitive advantages are of great concern to integrated automobile after-sales service providers. Developing more innovative business models to optimize the resources online and offline have become one of the priorities for current players and new entrants to capture the opportunities in the current market as well as the high-potential NEV market, among the increasingly intensified competition.

Overview of China’s Online Automobile Insurance Market

Automobile insurances in China include compulsory motor vehicle liability insurance and commercial insurance. Compulsory motor vehicle liability insurance premium is paid annually with rates determined by accident record and capacity of the vehicle. Commercial insurances are classified into two categories, primary insurances and additional insurances. Usually, the premium of commercial insurance is decided by the sales price of the vehicle, records of traffic regulation violations and other possible variables. Commercial insurances are frequently adjusted according to the accident rate in previous years.

Automobile insurance agency market in China includes two parties, namely insurance companies and insurance agencies. Insurance companies are the manufacturer of insurance products. Insurance policies are created and administered and claims are paid by the insurance company. Insurance companies are responsible for issuing and assuming the risk for insurance policies. Insurance agencies are the retail or wholesale shop that sells and services the product created by the manufacturer, i.e. the insurance company. They are not directly employed by any insurance company. Instead, they can decide which insurance companies they would like to represent and which products they would like to sell. By cooperating with various insurance companies, the insurance agency service providers are able to offer insurance products underwritten by different insurance companies, making more options available for consumers.

Online automobile insurance intermediary refers to the automobile insurance agency that leverages Internet technology and distributes automobile insurance products through its online sales interface, including PC interfaces and mobile APP, which are designed to facilitate its sales staff and to promote sales in its offline channels. Through an online sales interface, the sales staff of the insurance agency can search for quotes and terms for different products provided by a variety of insurance companies. Furthermore, they can recommend insurance products and perform the whole insurance transaction process, including information consultation, plan design, insuring, payment, etc. for their clients.

Automobile Insurance Market in China

Due to the strong demand from the growing sales volume of vehicles, between 2017 and 2019, the market increased from approximately RMB759.4 billion to approximately RMB818.8 billion. However, since the implementation of the reform of insurance premium rate in 2020, the market was impacted to a certain extent and a large number of unqualified automobile insurance companies were fined and some even exited the market. In addition, the proportion of the automobile insurance market to the whole property insurance market declined along with the prosperity of other non-automobile insurances as well. Thus the market declined to approximately RMB777.3 billion in 2021, retaining a CAGR of approximately 0.6% between 2017 and 2021. With the growing sales volume of vehicles, as the market grows mature and becomes more regulated, the automobile insurance market is expected to be more concentrated overtime. By 2026, China’s automobile insurance market is expected to increase to approximately RMB783.5 billion at a CAGR of approximately 0.2% in the next five years.

Automobile Insurance Agency Market in China

The automobile insurance agencies are more connected with target customers and due to such characteristics, customers are more likely to purchase automobile insurances through agencies that are able to better capture their consumption scenarios. Thus, the automobile insurance agency market increased from approximately RMB352.5 billion in 2017 to approximately RMB426.8 billion in 2020. Impacted by the strengthened regulation imposed by the government to the broader automobile insurance industry, the automobile insurance agency market declined to approximately RMB412.0 billion in 2021. As the market regulation impact gradually diminishes, the automobile insurance agency market is expected to revert its downward trend and increase to approximately RMB427.0 billion by 2026 at a CAGR of approximately 0.7% between 2021 and 2026.

Online Automobile Insurance Market in China

Attributable to the rapid development of the online automobile insurance platforms, an increasing number of customers are attracted to the easy-to-use online automobile insurance mode. The online automobile insurance market increased from approximately RMB30.8 billion in 2017 to approximately RMB36.9 billion in 2018. However, as the government stepped in to regulate the online automobile insurance market since 2018, many over-priced online automobile insurance programs were shut down and a considerable number of companies that offer online automobile insurances were heavily fined. Thus the automobile insurance market decreased to approximately RMB22.4 billion in 2021. As the market becomes more regulated and standardized, the convenience of the online automobile insurances and product development that increases the diversification in the product are expected to contribute to the stable development of the industry. By 2026, China’s online automobile insurance market is expected to increase to approximately RMB24.2 billion at a CAGR of approximately 1.6% during the next five years.

Future Trends of the Automobile Insurance Agency Market in China

Increasing Demand for More Diversified Automobile Insurance Products

From the supply side, as the market becomes more and standardized and concentrated, automobile insurance agencies are seeking to differentiate themselves, often through product diversification. As the market gradually evolves and matures in the future, the complexity of automobile insurance products will keep evolving accordingly. From the demand side, firstly, as the number of vehicles increases over time, there will be more customers entering the market with various and specific demands. Secondly, as customers increase in their knowledge of automobile insurance, they will demand different types of automobile insurances to meet their diverse and specific needs. Thirdly, the fast-growing demand attributable to the significant growth on the NEV sales is expected to generate more diversified demand in the automobile insurance agency market in the near future.

Accelerating Industry Consolidation

With its short history relative to in more developed countries, the professional insurance agency market in China is rather fragmented, which indicates substantial opportunities for further growth and consolidation. Moreover, as the government continues its focus on the healthy and orderly development of the automobile insurance agency market through strict industry regulations, the barrier to entry will increase and the expected number of players in the market will decrease. As a result, automobile insurance agencies who cannot or will not pay the increasing regulatory costs, for example because of their small scales, will likely consider exiting the market due to intensified competition, poor profitability, or burdensome industry regulations. By contrast, the leading players with scale and experience are expected to benefit in the long run.

Technological Advancement to Enhance Operational Efficiency

With advances in technologies including the Internet of Things, big data, cloud computing and artificial intelligence, the adoption of technology to improve operational efficiency becomes more ubiquitous and integrated in the value chain. As technology integration and digitalization bring customers, vehicle manufacturers and automobile insurance providers closer together, automobile insurance agencies can initiate strategic alliances with vehicle manufacturers to better take advantage of the resulting market opportunity and customer data. Ultimately, through the application of technologies, automobile insurance providers can develop sophisticated and customized automobile insurances according to each individual case. Such technology trends will likely continue in the foreseeable future.

BUSINESS

Overview

We are a provider of digitalized enterprise automotive after-sales services and online auto insurance intermediation service in China. For the years ended December 31, 2021 and 2022, we generated revenue of $249.2 million and $282.4 million, with gross profit margin of 37.1% and 40.9%, respectively. We offer one-stop, fully digitalized, on-demand automotive service systems to help clients build up their membership marketplace and serve their end customers.

According to the Frost & Sullivan Report, there are many small and local competitors in different place in China but we face four major competitors in our auto insurance business for NEVs as Cheche Insurance Sales Service Co., Ltd., PengCheng Insurance Agency Co., Ltd, Hebei Meilian Insurance Agent Co., Ltd., and Ant Insurance Agency Co., Ltd. And we also face four major competitors in our after-sales business as TUHU Car Inc., Harson Group, Bosch Automotive Aftermarket (China) Co., Ltd. and Beijing Qiguanghang Information Technology Co., Ltd.

Since our inception in 2007, we have amassed ample experience in recognizing and serving the expanding needs of China’s automobile owners. Rising with the increasing prevalence of the mobile internet in China, we introduced online apps for our insurance and after-sales business in 2014 and 2015, respectively. From 2015 to 2021, our revenue experienced a steady growth of 31.2% CAGR. We have built comprehensive digital systems for both of our after-sales service and our insurance intermediation business segments, centered on our multi-tenant, cloud-based platform which empowers our clients and service providers to optimally access and manage the types of services and insurance they desire.

We operate our automotive after-sales services business through offering customized service solutions to our after-sales partners (our “enterprise clients”), who are major banks, insurance companies, telecommunication companies, new energy vehicle (or NEV) original equipment manufacturers (OEMs) or any client that has end customers demanding automotive services. These enterprise clients purchase our service solutions for the members of their reward programs or customer loyalty programs to enjoy. The automotive after-sales service solutions cover over 300 types of services such as car wash, oil change, tire repair, car beautification, road assistance, flight pickup, designated driving and VIP lounge. They are provided in collaboration with our after-sales service providers, which are typically third-party automotive after-sales service providers. As of December 31, 2022, we have established a service network of over 45,000 third-party brick-and-mortar after-sales service providers, leasing and roadside assistance companies (compared to over 42,000 and over 40,000 as of December 31, 2021 and 2020), covering over 350 cities (out of a total of approximately 690), and 33 (out of a total of 33) provinces of China (compared to 20 provinces as of December 31, 2021 and 2020, respectively). With this extensive service network, we serve over 1,300 enterprise clients.

For our insurance intermediation business, we primarily facilitate the sales of automobile insurance products underwritten by major insurance companies in China. We receive commissions from these insurance companies, typically a percentage of the premium paid by insurance purchasers. We implement, automate and streamline the insurance purchasing process on our proprietary, fully online digital apps, integrating full spectrum products from leading insurers in China. We sell insurance policies through a network of over 62,000 external sales partners. These sales partners include an offline after-sales network with frequent exposure to car owners, an online marketplace with large user traffic, and emerging NEV OEMs and service providers. As of December 31, 2022, we have branch headquarters in 31 cities in 20 provinces of China (compared to 31 cities and 35 cities in 20 provinces as of December 31, 2021 and 2020, respectively). We have also established collaborative relationships with 85 insurance companies.

We have built up our business as a digitalized, technology-driven provider of online platforms that enable and facilitate B2B services. We have secured 134 registered copyrights of computer software. Our proprietary technology solution is centered on our multi-tenant platform and our cloud infrastructure. On the after-sales services side, our digital platform provides API docking, front-end plug-in and module integration for our enterprise clients, as well as efficient, user friendly management and operations tools for our service providers. On the insurance intermediation side, our platform empowers our insurance company clients to manage all aspects of their business including customer orders, products, commissions, and reports. For insurance purchasers, our online insurance interface provides data-driven, AI-empowered real time quotation, pricing, underwriting and payment, by connecting to our market-wide insurer clients and the full spectrum of their policy selections. Our AI-empowered hybrid cloud infrastructure provides the secure storage and computation to support the demands by both insurance companies as well as end customers.

We have started making our technologies into a new business line. With growing demands to efficiently manage their businesses, our automotive service providers are now paying for our online tools to streamline their business workflows, manage their customer relationships and automate orders processing. With the iterative upgrades of our technology, we are working on developing a SaaS model product offering and plan to gradually turn our automotive service providers into our technology customers.

We believe the cross-utilizations and interconnections between our automotive after-sales service and insurance intermediation business lines enable positive feedback loops between them and symbiotic growth of both. While we are developing our nation-wide automotive service provider network, these service providers become our sales partners of our insurance intermediation business. Conversely, when we engage with insurance companies to sell their insurance products, we also engage them as clients of our after-sales service solutions. We believe our synergistic business development will boost our sales channels as well as client network in both of our business segments.

As our business is closely connected to the automotive industry, we have also embraced the recent trends of electric and smart vehicles. We are now working with 20 mainstream NEV and smart car panel players, embedding our after-sales service solutions into their online applications and panels, and providing various insurance products to NEV owners.

Our Business Model and Business Segments

The diagram below demonstrates models of our automotive after-sales services business and our insurance intermediation business, and the symbiotic relations between them. We embedded our after-sales service module, as customized by our enterprise clients, into their own online applications and realize the offline services via our service networks. And we help our insurance company clients sell their insurance products through our sales partners.

Our automotive after-sales services business

Through our digital platform we integrate the service capabilities of over 45,000 automotive after-sales service providers to provide customized service solutions for our after-sales partners (“enterprise clients”). Our after-sales partners purchase these service solutions for their customers, who are members of the reward and customer loyalty programs of our after-sales partners. Via a simple plug-in connection into their own systems, our after-sales partners can indicate their current needs and budgets on our platform, which generates flexible and customized service solutions which vary by type, price, scale, locations, terms and durations of services. Our dedicated operations team helps our after-sales service providers reach clients in real time, around-the-clock, at all of our business locations.

Our automotive after-sales service solutions include both regular, high frequency, drop-in services as well as one-time, reserved services. The former includes car wash, oil change, car beauty, tire change and other regular auto maintenance services. The latter include flight pickup, driver service, road assistance, and car overhaul services. These services are performed by the after-sales service providers connected to our digital platform, over 45,000 big and small businesses and individuals in the automotive after-sales service industries. As regulated by PRC laws, the after-sales service providers are liable for tort claims for any damages arising from their services, while our enterprise clients are also liable for contractual claims by their end customers for any damages arising from the services of the after-sales service providers.

Our automotive after-sales services create value for both our clients and after-sales service providers. According to the Frost & Sullivan Report, the after-sales market is highly fragmented, complex and localized, with non-standard quality specifications. Demands from end customers are specific and dynamic. Based on our after-sales service providers’ feedback to us, without our intermediation, they often suffer from insufficient and unpredictable order flow. Our one stop after-sales solution connects our clients with full spectrum services covering all the 33 provinces in China, while we provide quality standard supervision, data security and on-demand flexibility. Based on our past experience, our business scale and order volume has provided us with bargaining power versus after-sales service providers, which has enabled us to enforce our uniform standards of service quality, cost efficiency, and on-demand flexibility. Our smart order distribution system automatically matches each instance of a client’s service need to the best after-sales service provider for the job, and record the client’s feedback after the service for a sustained, accurate and fair rating system.

We had over 1,300 clients using our services at the end of 2022 (compared to over 1,200 and 1,100 at the end of 2021 and 2020), generating over 700 customized service solutions running on over 1,250 client applications for the year 2022 (compared to 1,100 for the year 2021 and 2020). We have developed a network of over 45,000 after-sales service providers in over 30 provinces in China in 2022 (compared to over 40,000 and over 42,000 after-sales service providers in 20 provinces in 2021 and 2020, respectively).

Our insurance intermediation business

We generate revenue for our insurance intermediation business through collecting commissions from insurance companies for successful sales of their insurance products, which are typically based on a percentage of the premium paid by insurance purchasers. The commission rates are typically set by insurance companies and differ by product types, insurance companies and regions where the products are sold. The commission rates are also subject to adjustments by insurance companies based on their expectations on profits, consumer demand for the insurance products, the availability and pricing of comparable products from other insurance companies and government regulation and policies, in particular price-setting regulations by the China Banking and Insurance Regulatory Commission (CBIRC). Consequently, our average commission rates also varied between different locations and times of operation.

Our intermediate automobile insurance products underwritten by major insurance companies in China. The automobile insurance products we intermediate consist primarily of statutory automobile liability insurance (“SALI”) and commercial automobile insurance. SALI is the compulsory vehicle insurance for all automobiles in China as required by relevant laws and regulations, and cover casualty and property loss in accidents involving the insured vehicle. Additionally, we intermediate various types of non-mandatory commercial insurance products for automobile owners, which cover damages caused to the insured automobiles by collisions and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. We also intermediate commercial third-party liability insurance products, which cover bodily injuries and property damage to third parties caused by accidents involving insured vehicles, losses arising from vehicle theft and robbery and liability to passengers. We also intermediate supplementary policies to cover additional losses such as broken glass and vehicle body scratches. From time to time upon enquiry of insurance purchasers, we also facilitate individual accident insurance and other property and casualty insurance products related to car use or car owners.

We have digitalized our insurance intermediation business using our proprietary technology to ensure an efficient and friendly user experience. We employ artificial intelligence (AI) technology to automate parts of the workflow, completing the entire insurance purchase process within a few minutes. We are digitally connected to 85 major insurance companies in China through their systems, with a wide selection of automotive insurance products. Our sales partners have frequent exposures to and accurate traffic data of car owners. These sales partners introduce and guide the car owners to purchase insurance and receive sales commissions from us.

At the end of 2022 we had set up 31 branches in different cities. We had expanded our sales channels to over 62,000 sales partners. In China, Insurance companies setup lots of local insurer branches in different provinces or cities to deliver their services and products. Usually both Insurance companies and their insurer branches have decision power to select the agency partners but when we engage with insurance companies, the cooperation is established by computer system connection and the business is allocated and implemented by their insurer branches. By the end of 2022, we engaged with 85 insurance companies and over 740 insurer branches (compared to 85 insurance companies and 600 insurer branches by the end of 2021). According to Frost & Sullivan, in 2021, we ranked second in China professional automobile insurance market by auto insurance premium, with a market share of 0.9%. And in 2021, we ranked first in China professional automobile Insurance market by online auto insurance premium of NEVs, with a market share of 5.2%.

Our technology business

During our 14 years of business in automotive service and insurance markets, we have built up rich domain knowledge not only of our own business, but also of the businesses of our partners. To fully digitalize our business, we have continuously worked to develop online tools and digital systems to empower our partners to run their businesses more efficiently and seamlessly connected to our platforms. We have built modular online management tools such as customer relationship management (CRM), order management, finance management and visual analysis systems, based on our proprietary hybrid cloud platform. All of our automotive after-sales service providers and insurance sales partners use all or some of these online tools to manage their daily work, allowing us the opportunity to monetize the online software we built.

We are investing more in R&D to accelerate our development, turning the existing online software modules into a SaaS based product. We plan to launch and market our SaaS product in 2023. Currently, as of Q3 of 2022, our SaaS business is in the development phase, pending the complete scale up of our proprietary hybrid cloud platform, onto which we will complete migrating our current portfolio of online software products. We have begun to sell our online software as a technology development service, making some of our service providers as technology business clients. After the launch of our SaaS product, we expect to add more features and iteratively update the product to enhance the capability as well as user experience. We plan to market our technology business first only to our service providers and insurance sales partners in 2022 and 2023. We plan to expand the technology business to external clients in 2024 when our products get matured and when we’ve already have a good product penetration in our existing potential client pool.

Beginning in 2020, we have started to monetize our technical services on online software as a new source of revenue. For the year 2022, our technical services business generated revenue of $15.48 million. Currently, this revenue takes the form of technology development service fees. We plan to switch to a full SaaS (Software as a Service) model for recurring subscription revenue. We expect to expand this business by developing more features and by turning more of our after-service and insurance clients and partners into our technology business clients.

Direct synergies between our two major business segments

We believe that our strong capability in managing extensive networks of automotive after-sales service providers across China is the engine of our dual platforms of automotive after-sales services and insurance intermediation. We believe it enables us to synergistically develop both of our business segments, as follows:

●	Cost-effective end customer-acquisition for our insurance intermediation business by cross-engaging our after-sales service providers to provide referrals. Automotive after-sales service providers such as car wash and beauty stores interact daily and closely with car owners, who as insurance purchasers are the end customers of our insurance company clients. Thus, we can leverage our extensive, already-established network of after-sales service providers to acquire end customers for the insurance company clients of our insurance intermediation business.

●	Efficient promotion of our automotive after-sales services by cross-selling to our insurance company clients. Insurance companies strive to promote their automobile insurance products and enhance the loyalty of their end customers by bundling their insurance products along with automotive after-sales services, given the fierce market competition and stringent regulations within their industry. We have established stable and mutually beneficial collaborations with major Chinese insurance companies, which cross-sells and heightens the appeal of both the after-sales services and the insurance products we facilitate on our platforms.

Our Value Propositions

We believe that our synergistic double platform can provide unique values for enterprise clients and their end customers in the automotive after-sales services and the insurance intermediation markets. We strive to promote sustainable and healthy development of an integrated and digitalized service platform for car owners in China.

Our value proposition for our enterprise clients:

●	One-stop, plug-in, round-the-clock service enablement. Our service solutions contain diverse service selections, provided 24/7 across China, empowering our clients with round-the-clock, on-demand service capability to satisfy their end customers. The plug-in customized service solutions are fully digitally operated and managed, via system-to-system integration between our clients and us.

●	Simple, convenient and cost-efficient service process. The management believes we have built and enabled an extensive network of quality automotive after-sales service providers and set up stringent service standards to ensure consistent service quality. Our digital platform allows our enterprise clients to purchase comprehensive integrated automotive after-sales services in one stop using a simple plug-in connection, thereby avoiding the costs of selecting, engaging and supervising numerous scattered and independent service providers on their own.

●	Quality automotive after-sales services to end customers of our clients to increase their loyalty and satisfaction with our enterprise clients. We select quality automotive after-sales service providers and monitor them with regular trainings and supervision. The Management believes the quality services provided by our automotive after-sales service providers enhances the loyalty and satisfaction of the end consumers of our enterprise clients.

Our value proposition for our after-sales service providers:

●	Cost-effective customer acquisition. Once connected, our digital platform directs end consumers of our enterprise clients (i.e. members of their loyalty and reward programs) to visit the stores of our after-sales service providers. This provides our after-sales service providers with an additional flow of customers significant in volume and consistency, all without incurring additional marketing expenses.

●	Online management tools for efficient operation. We provide our after-sales service providers online management tools to streamline their workflow and improve business efficiency. Although we have plans to monetize some of these online systems, we also expect the basic functions and modules to remain free to use to ensure wide adoption of our digital platforms.

●	Referral fees for our insurance intermediation business. After-sales service providers on our platform can also act as referral service providers for our insurance intermediation business. They refer their end consumers (of the after-sales services) who are also potential insurance purchasers to us and receive referral fees and other rewards when these referrals lead to successful insurance policy sales.

Our value proposition for our insurance company clients:

●	Extensive network to promote insurance policies with cost efficiency. We leverage our proprietary technology platforms and our extensive networks of service providers to promote the sales of automobile insurance products of our insurance company clients. This is facilitated by our online platform, which connects our over 62,000 external sales partners to insurance products underwritten by our 85 insurance company clients, using our convenient online insurance interface. Thus, we allow our insurance company clients to leverage our extensive networks to promote their products with efficiency and scale.

●	Targeted sales channels. Our sales partners consist of after-sales service providers and online car marketplaces with direct exposure to and focused user traffic of car owners. They bring customers to the product offerings of our insurance company clients, and the management believes such customers to be accurate target customers of our insurance company clients.

●	Efficiency by full digital experience. Our online interface enables our insurance company clients to complete the whole insurance underwriting process fully digitally. With simple prompts from the insurance buyer, our system can realize automatic vehicle recognition, automatic quotation, online underwriting, online payment and insurance policy generation, saving time and cost for our insurance company clients compared to traditional offline policy selling.

Our value proposition for our external insurance sales partners:

●	Referral fees. Our external insurance sales partners, which includes a large number of our after-sales service providers, earn referral fees for successful referral of insurance purchasers to purchase insurance products through our insurance intermediation platform.

●	Simple and convenient referral process. Our insurance interface integrates diverse products from 85 insurance companies, which we believe provides market-wide selection for the insurance buyers. With simple guidance, our insurance sales partners can help the insurance buyers finish the purchasing process within a few minutes on their smartphones.

●	Enhanced consumer loyalty and satisfaction. For our channel partners such as Guazi.com, Souche.com, Chexiang.com, Cangoonline.com and Qufenqi.com, we recommend and customize insurance products and provide assistance in claim and damage assessment to their consumers.

Our value proposition for end consumers:

●	Convenient one-stop “supermarket-style” automotive insurance shopping experience. End consumers could obtain accurate real-time information of various automobile insurance products and shop for insurance products conveniently while visiting car wash and beauty stores, maintenance facilities or dealership stores.

●	Automotive after-sales services for free or at discounted prices. Our after-sales services platform enables end consumers to receive various quality services for free or at discounted prices as members of the reward programs or customer loyalty programs of our enterprise clients. We provide end consumers the opportunity to redeem the reward points they accumulate easily in their daily life for quality automotive after-sales services.

●	Convenient and customized service experiences. The management believes the scale of our network of after-sales service providers as well as our efficient digitalized platform allow end consumers to conveniently choose after-sales services that best suit their particular needs at the times and locations most convenient to them.

●	Complementary insurance claims assistance and related services. We, in collaboration with our insurance company clients and external insurance sales partners, provide comprehensive services to end consumers including claims assistance and damage assessment assistance.

Our Automotive After-Sales Services Business Process

Our automotive after-sales service solutions include both regular, high frequency drop-in services as well as one-time, reserved services.

Drop-In Services

Our drop-in services consist primarily of the services provided by car wash and beauty stores and maintenance services providers. Such after-sales service providers are primarily connected through our multi-tenant Master Digital Platform. For convenient services, our after-sales service providers with multiple stores generally register an individual account for each of their stores. As of December 31, 2022, our platform had more than 45,000 registered users, which are primarily brick-and-mortar stores of our after-sales service providers of drop-in services (compared to 42,000 as of December 31, 2021. Our platform generates for our enterprise clients lists of stores of after-sales service providers (out of all available ones) suitable to their current needs and requirements. To access drop-in services, end consumers may elect to go to any store on the list without making any reservations.

Set forth below is a summary of our drop-in services:

●	Automobile beauty services. Our automobile beauty services include car wash, waxing, refinishing, cleaning, polishing and paint repairing services.

●	Maintenance services. Our maintenance services include oil change, oil filter change, tire maintenance, and other minor tune-up services.

●	Safety checkup services. Our safety checkup services include routine checkups of the engine, brake, panel, tires, meters, battery and other functioning parts of the automobile.

Reservation Services

Some of our automotive after-sales services require reservation with either our enterprise clients or us, usually through our enterprise clients’ own apps which are plugged in conveniently to our platform. Our reservation services are typically provided by major auto services, leasing and professional roadside assistance companies, as well as individual drivers who are typically registered users connected to our platform, using features designed specifically to facilitate reservation services. We also collaborate with car services, leasing and roadside assistance companies for our reservation services.

Set forth below is a summary of our reservation services:

●	Designated driving. We primarily work with designated driver service providers to allocate the driver in designated location, offering driving service for car owners.

●	Destination pickup services. We collaborate with nationwide service providers to provide our destination pickup services. We offer a full range of destination pickup services primarily in major cities, and airport and train station pickups in other cities.

●	Non-accident roadside assistance and breakdown services. We offer non-accident roadside assistance and breakdown services, such as tire changing and battery jumping, typically through our after-sales service providers connected through our digital platform, which allows us to offer expedient roadside services at a low cost. We also collaborate with professional roadside assistance companies such as towing companies.

●	Car inspection services. We offer car inspection services by assisting the end consumers of our enterprise clients in conducting annual inspection processes at the offices of the department of motor vehicles on behalf of the end consumers, including picking up and delivery of automobiles for inspection.

Management of Our after-sales Service Providers

We select and engage our after-sales service providers based on our business needs. We have set up standard internal policies and procedures for our selection of after-sales service providers. We evaluate our after-sales service providers based on their business operation scope, financial situation, status of their facilities, staff, and reputation. We require our after-sales service providers to have obtained all qualifications necessary for their services and maintain adequate insurance in line with market practice. We maintain a database of our after-sales service providers’ business licenses and qualifications. Our automotive after-sales processing department monitors the database and requests the after-sales service providers to provide updated business licenses to us upon expiration. For our drop-in services, we also impose requirements for business areas, uniforms, store decoration, and clear pricing. Certain of our after-sales service providers may also act as external insurance sales partners of our insurance intermediation business by referring potential insurance purchasers to us.

We require our after-sales service providers to maintain consistent service standards. For our drop-in services, we usually require our after-sales service providers to be able to provide multiple types of drop-in services. For our reservation services, we generally require enterprise after-sales service providers to provide 24-hour around-the-clock services. We require all the drivers involved in our automotive after-sales services to have a minimum of five years of driving experience. We prefer to engage major car service chains, as we believe they are generally more capable of providing consistent quality services. As of December 31, 2020 and December 31, 2021, 15 major car service chains, including Chexiang and Cars One, provided automotive after-sales services to us.

We enter into standard agreements with our after-sales service providers. Under such agreements, we generally pay our after-sales service providers each a fixed service fee for a single service provided by them. Such service fee varies depending on the types of services provided, location of the after-sales service provider and timing of the service provided. We maintain a database of our reservation services as the end consumers make reservations. We use our digital platform to track the drop-in services order status provided by our after-sales service providers.

After we engage a particular drop-in after-sales service provider, we communicate with it on a monthly basis and conduct regular visits to its store(s). We have a team that conduct site visits to multiple after-sales service providers to ensure that we visit a majority of our after-sales service providers at least once a month. We also provide regular training to our automotive after-sales service providers, including training on use of our online management tools and our service standards and procedures. In addition, we have set up an end consumer feedback system to actively process end consumer feedback. According to our internal policy, within one month of receiving a customer complaint regarding a particular drop-in after-sales service provider, we will conduct site visits and provide special training in relation to our service standards to that after-sales service provider until it reaches our service standards. If an after-sales service provider repeatedly fails to provide quality services to our end consumers and receives multiple complaints, we will terminate our agreement with it.

Online-to-Offline Service Process

In connection with our after-sales apps and the automotive after-sales services modules imbedded in our enterprise clients’ mobile apps, we have established an online-to-offline model where most of our enterprise clients have opted for electronic vouchers or barcodes which end customers receive through their mobile phones in our automotive after-sales service process. At the same time, certain of our enterprise clients continue to opt for paper coupons, where each such paper coupons would carry a QR code to enable our after-sales service providers to verify such coupons through their after-sales app. Our online-to-offline service process is enabled by the automotive after-sales service modules we develop for our enterprise clients’ mobile apps and our after-sales app, which connect the online interface to offline service points seamlessly. Our online-to-offline service process provides a more accurate and convenient solution to our enterprise clients, after-sales service providers and end consumers. Set forth below is an illustrative graph of this service process.

Our Insurance Intermediation Business Process

The automobile insurance policies we intermediate generally have a term of one year. These policies are underwritten by insurance companies directly, and we are not a party to the insurance policy or any other agreements with the purchasers of the policies.

Sales and Marketing

We market insurance products to potential end consumers sourced from a comprehensive and integrated omni-channel interactive marketing network connected by our digital platform, comprised of external insurance sales partners, which include referral service providers, external registered sales representatives and channel partners. All of our external registered sales representatives are registered with the CBIRC. We have embraced the use of external insurance sales partners as our marketing strategy, prompted by the introduction of the Insurance Law and the amended Provisions on the Supervision of Professional Insurance Agencies in 2015, which effectively eliminated the requirement for salespersons to pass the qualification examination organized by the CBIRC and obtain a qualification certificate for providing insurance referral services. In addition, the rise of the internet and smart phones also prompted us to explore alternative marketing methods. Consequently, we redefined our marketing strategies after 2015 to focus on external insurance sales partners connected through our digital platform to our online insurance interface.

We engage external insurance sales partners to assist us in promoting the services and products we intermediate, refer potential insurance policy purchasers to us and help facilitate our transaction process. Depending on the nature of our external insurance sales partners, they may use a variety of means to achieve this, such as displaying our advertisements on their websites or billboards and sign-posts in their business premises, utilizing our digital platform and online insurance interface to provide information about the insurance products we facilitate to potential insurance purchasers, and conveying the potential purchase intention of their customers to us.

Transaction Process and Our Online Insurance Interface

Our proprietary technologies enable our in-house operation staff and external insurance sales partners to serve end consumers conveniently throughout the transaction process. We embed such technologies in our online insurance interface used by our external insurance sales partners. Our proprietary insurance app is designed to allow our external insurance sales partners to help potential insurance purchasers obtain accurate real-time insurance premium quotes and make the shopping process efficient and convenient for our end consumers. Our external insurance sales partners guide insurance purchasers through the selection and application process via the insurance app. Potential insurance purchasers can obtain insurance premium quotes, submit insurance applications and generally receive the relevant insurance company’s underwriting decisions from our online insurance interface, which automatically interacts with the systems of the insurance companies that we collaborate with. In addition, our external insurance sales partners may contact our online client service personnel through our online insurance interface or call them directly to get further help or information for potential insurance purchasers.

Our referral service providers, external registered sales representatives and channel partners are primarily registered users of our online insurance interface and end consumers only access our online insurance interface through our external insurance sales partners. For convenience of services, our channel partners such as NEV OEM may register multiple accounts for their employees and stores. These registered users utilized our online insurance interface frequently and assisted end consumers to obtain over 25 million and 18 million times insurance premium quotes through our online insurance interface annually in 2022 and in 2021.

Set forth below is an illustrative graph of the transaction process of our insurance intermediation business.

Our Partners and Clients

Under the B2B2C business model, we collaborate with major enterprise clients including insurance companies, banks, telecommunication companies and other companies who have customers with after-market services and automotive insurance needs and generate revenue from such collaboration to ensure stable and sustained growth of our businesses. We believe that our ability to establish and maintain stable collaborative relationships with quality clients is crucial to our success.

During 2022, we had collaborated with 1,300 enterprise clients (compared to over 1,250 as of June 30, 2022 and over 1,200 as of December 31, 2021) in terms of contract counterparties. We provided automotive after-sales services to different banks at their headquarters level, such as Bank of China, Industrial and Commercial Bank of China, China Merchants Bank, China Construction Bank, Agricultural Bank of China, Bank of Communications, China Guangfa Bank and Bank of Shanghai, and over 850 of their branches (compared to over 770 in December 31, 2021 to over 800 in June 30, 2022). We also collaborated with 230 insurance companies such as PICC P&C, Ping An P&C, CPIC P&C (China Pacific Insurance (Group) Co., Ltd.) and TPI, as well as other institutions such as Shenzhen Airlines Co. Ltd., China Mobile, and China UnionPay during 2021. Our abilities to provide quality automotive after-sales services and secure real-time data processing have been widely recognized by our enterprise clients, as evidenced by our stable collaborations with them.

As of December 31, 2022, we had established business relationships with 85 insurance companies (compared to 85 and 70 as of December 31, 2021 and 2020). Among these, we had entered into strategic collaboration agreements with 27 insurance companies at the headquarters level including Ping An P&C, CPIC P&C and TPI. Our branches had established business relationships with over 740 branches of insurance companies. These strategic collaborations allow us to obtain more comprehensive support from our insurance company clients in terms of technology systems, business operations and claims support and secure more favorable business terms and arrangements for us, which has enhanced our market presence.

The service providers of our automotive after-sales services business primarily include automobile service providers including car wash and beauty, maintenance, designated driver, destination pickup, and non-accident roadside assistance and breakdown service providers through which we procure individual service providers and sole proprietors in the automotive after-sales services business. We generally pay service fees to after-sales service providers and contractors on a monthly basis.

During the last two years, the top service providers of our automotive after-sales services business were mainly regional automotive after-sales service providers based in major cities. Our transactions with these service providers were on an individual counterparty basis. We therefore consider each of these transacting counterparties as a separate service provider.

Growth Strategy

We expect to keep our leading position in both enterprise automotive after-sales services as well as online automotive insurance intermediation markets to further organic growth. Moreover, we intend to take an active part in the automotive industry’s transformation and seek new opportunities. The key components of our growth strategy are:

Benefit from High Industry Growth. We believe that the after-sales service industry and online automotive insurance industry will continue to benefit from significant trends that drive continuous growth, including growing car ownership in China. According to Frost & Sullivan, the online auto insurance market in China is projected to grow from RMB 22.8 billion in 2022 to RMB 24.2 billion in 2026, representing a 1.6% CAGR despite downward pressure from new regulations, and the B2B integrated automobile after-sales service market in China is projected to grow from RMB 10.5 billion in 2022 to RMB 16.4 billion in 2026, representing a 12.5% CAGR. The uptrend of vehicle usage post COVID-19 can create more opportunities for automotive after-sales service and insurance orders.

Grow our customer base and expand our service partner network. According to Frost & Sullivan, the after-sales market in China is highly fragmented. In 2021, the top 5 services providers account for 40.3% market share. We ranked first making a 13.9% market share, the others are TUHU Car Inc., with a 11.9% market share, Harson Group with a 7.4% market share, Bosch Automotive Aftermarket (China) Co., Ltd. with a 3.7% market share and Beijing Qiguanghang Information Technology Co., Ltd. with a 3.3% market share. We intend to leverage our business scale to further expand and connect more service partners to our network. We believe that such expansion would also benefit our online automotive insurance business since many such service partners can become our insurance sales and referral partners. We also believe our digital system, full-spectrum services and broad geographic coverage would help us continue growth and deepen relationships with existing clients and partners.

Continue to invest in technology. Our business is built on a cloud-based, multi-tenant digital platform to which we have continued to integrate both our client base as well as our service and sales network. Our long-term focus is to digitalize all our internal workflow as well as the related business processes of our partners, empowering them with efficient and user-friendly tools and systems. We continue to adopt more cutting-edge technologies in AI, big data and robotics process automation (RPA) to iteratively upgrade our digital platform for new features and better performance.

Expand the technology business. We have based our technology business on our industry knowledge and insights, and our library of proven online tools and digital systems already widely adopted by our clients and partners. We have setup modular online management tools such as customer relationship management (CRM), order management, finance management and visual analysis systems, based on our proprietary hybrid cloud platform. All of our automotive after-sales service providers and insurance sales partners use all or some of these online tools to manage their daily work, allowing us the opportunity to monetize the online software we built. We have already generated revenue by monetizing our technology-based products into paid technology services. We plan to further develop the business into a SaaS model.

Benefit from the NEV trend. We believe that the automotive industry is transforming from traditional vehicles to electric and smart vehicles, which cascades to transformations in the service and insurance value chains. The emerging NEV players strongly emphasize online service capability embedded in the apps of OEMs or directly from car panels. The comprehensive data generated and collected from NEVs also drive innovation of NEV insurance. We are now closely working with top tier NEV and smart panel players in China, adding new services (such as battery maintenance and battery change) into our service solutions embedded in car owner apps or car panels.

Business Potential from NEV OEMs

Incentivized by government regulations aiming for carbon neutrality and emission peak, NEV manufacturers, both emerging players as well as traditional auto manufacturers, are quickly upscaling in China. With this, as well as the rising development of NEV infrastructures, NEVs have become increasingly mainstream and popular among Chinese consumers. Specifically, the sales volume of new energy passenger vehicles increased from approximately 0.58 million in 2017 to approximately 3.3 million in 2021 at a CAGR of approximately 54.9% in the past five years. We believe that as the NEVs go down in cost and improve in performance with advancing technology, market demand is expected to grow further to approximately 10.6 million by 2026 at a CAGR of approximately 26.0% in the next five years.

As our business is closely connected to the automotive industry, we have embraced the recent trends of electric and smart vehicles. We are now working with 20 mainstream NEV and smart car panel players (out of a total of approximately 200 NEV OEMs in China, for a total market volume of 3.33 million units of NEV sales in China), embedding our after-sales service solutions into their online applications and panels, and providing insurance products to NEV owners. In the year 2021, we have processed over 150,000 NEV insurance sales and ranked 1st in Professional Automobile Insurance Agencies by Online Auto Insurance Premium of NEVs in China in 2021, according to Frost & Sullivan.

Engaging mainstream NEV OEMs. We actively engage with mainstream NEV OEMs which help us acquire both business as well as data from their end customers. As of December 31, 2021, we have engaged with Li Auto, Hozon New Energy Automobile, Voyah Auto, SERES Auto, Geely Auto, Ford, Great Wall Motor, Chery Automobile and ENOVATE Motors for dedicated NEV insurance business. And also, we have engaged with NIO, XPENG, Voyah Auto, Great Wall Motor and Geely Auto to offer diverse after-sales solutions.

Solving the pain points of NEV OEMs. The emerging NEV OEMs and NEV brands of traditional automotive companies usually adopt a direct sales strategy, resulting in an insufficient service network in terms of both service depth and geographic coverage. We believe this makes us an ideal partner to help them empower their offline service systems. We work together with our NEV OEM clients offering various services via our after-sales service providers throughout the NEV life cycle. Moreover, NEV OEMs face demands from their customers for a wide range of insurance products, allowing us to engage with clients using our broad lineup of online insurance products.

Joining the digital trend. The NEV OEMs usually reach, manage and serve their customers from digital interfaces such as vehicle owner APPs or smart car panels. We work closely with NEV OEMs and smart car panel manufacturers to connect our systems which we have optimized and re-designed to ensure friendly user experience and a fully digitalized service offering. We believe that such direct connection also allows us to reach end customers earlier, which can help enhance our consumer recognition and brand loyalty.

New types of services. The new energy vehicle usually adopts different power systems and body structure, which has created new types of after-sales services. We are now working closely with both OEMs and our service providers to offer specific services for NEV owners such as battery maintenance and battery change.

Competition

The automobile insurance intermediation market and the integrated automotive after-sales service market in China are fragmented and competitive, according to Frost & Sullivan. We compete with online and offline insurance intermediaries and insurance companies to sell insurance products. We also compete with other integrated automotive after-sales service providers that offer similar services as our automotive after-sales services. As competition in China’s integrated automotive after-sales service market intensifies, we believe that we are well positioned to take advantage of opportunities in this growing industry due to our leading position in the market, our validated technologies, our client pool and years of experience and industry knowledge from our management team.

Our Technology

We believe that the success of our business is dependent on our technological capabilities which support us in streamlining workflow, delivering superior user experience, securing information on our platforms, increasing operational efficiency and enabling innovations. Our cloud-based digital platform is the foundation of our operations, and supports our entire transaction process. We adopt AI, hybrid cloud, big data and scalable technologies to continuously and iteratively upgrade our systems. We have developed our digital systems and relevant online software and apps, which include our hybrid cloud, online insurance interface, our after-sales apps, our order allocation system, the automotive after-sales service modules imbedded in the apps of our enterprise clients and various desktop and mobile applications utilized by our employees, clients and partners. Key components of our technology systems include:

●	Plug-in and flexible implementation: Our digital system empowers our enterprise clients with capability to implement the service solutions rapidly and cost-efficiently, with an average implementation period of less than two weeks. Our clients can choose the service category to customize a service solution while our operation and technical teams work seamlessly to perform the implementation and testing. Our digitalized service solution could be embedded into our client’s existing systems through Application Programming Interface (API), HTML 5, Applet or their own applications without disrupting their previous work processes, meanwhile providing full functionality to serve end customers. Our plug-in after-sales services are now implemented in over 1,300 of our clients’ diverse online applications.

●	Secured Hybrid Cloud and Data: We developed our hybrid cloud to support our multi-tenant digital platform which process massive transactions every day. Since many of our clients are banking, insurance or other data sensitive institutions, we maintain a financial institution’s level cyber security throughout our systems to monitor and manage data traffic on a real-time basis. We also implement multiple layers of security measures to insulate our database from unauthorized access, along with sophisticated security protocols for communication among applications. We have obtained ISO:27001:2013 information security management system certification from China Cybersecurity Review Technology and Certification Center (CCRC) and S3A3 of Cybersecurity Protection Level by Shanghai Institution of Integrated Application of Network Technology.

●	Innovation: We continue investing in R&D for innovative solutions for our clients and partners. Our automotive insurance intermediation solution helps end customers finish the insurance purchase process within a few minutes. Our multi-tenant platform has derived over 40 sub-systems which continually release new features for clients, partners and our internal staff. We also work closely with NEV OEMs and smart panel companies to deploy new features and services into their mobile applications or car panels to meet trends and customer expectations in the auto industry.

●	Automation. We maintain a highly automated management process. For our insurance intermediation business, we imbedded modules with functions including real-time insurance premium quotes inquiry and underwriting decisions that connects to and automatically interacts with our insurance company clients. Our after-sales service orders are also processed by our AI task scheduling system based on service category, location and time requirements, and distributed to the best available service providers. Our automation initiatives save time and costs, and boost the efficiency of our business and our clients’ and end customers’ satisfaction.

●	Managing complexity. We believe our multi-tenants digital platform plays a critical role in managing the growing complexity of our business while meeting customer expectations. We are working with over 1,300 enterprise clients, over 45,000 after sales service providers, 85 insurance companies and over 62,000 insurance sales partners. Our platform and its 40 derived sub-systems support over 1,100 service solutions embedded in client applications. Our platform digitalizes and manages complex processes and interactions across all parties in the automotive ecosystem with their diverse business workflows.

●	Cyber resilience. We have adopted various IT safety measures to enhance our information security, including firewalls, data encryption and intrusion detection. We utilize multiple data centers in different cities and maintain data redundancy through a real-time multi-layer data backup system to ensure the reliability of our systems. We have implemented a disaster recovery program which enables us to react appropriately in an emergency and instantly back up our data to an additional data center if needed. Our board of directors review our cyber security measures and cyber resilience on a half annual basis. As our suppliers and service providers rely on our digital platforms, they present minimal increase in cybersecurity risks. We work closely with our enterprise clients to ensure the cyber resilience of integrating our digital platforms with their customary platforms and apps.

SunCar’s Hybrid Cloud Platform

As core infrastructure of SunCar digital platform supporting various internal and external systems and to realize intelligent after-sales services and efficient online automotive insurance, the Company has established a hybrid cloud platform to host massive data from online and offline business activities. SunCar developed the hybrid cloud platform with the assistance of a third-party cloud service provider in 2022. As of December 31, 2022, the hybrid cloud platform has substantially completed development and entered regular operation and use.

The SunCar hybrid cloud perform as a digital base to bring various after-sales services from nationwide service providers and insurance products from mainstream insurers to end customers by instant online transactions. Since SunCar cooperates with financial institutions including banks and insurers who usually have high level IT security demands, SunCar has built a private cloud to meet with financial institutions-level data security requirements. In addition to this private cloud, the Company has also established public cloud capabilities to realize extensive connectivity to service providers, end customers and other business applications. The hybrid cloud platform, consisting of public and private clouds, enables SunCar to provide reliable and efficient services to both its institutional partners as well as the end customers and service providers.

The SunCar hybrid cloud has the following features:

1.	High level compatibility: Open architecture to support heterogeneous resource pool such as VMWare and OpenStake; cloud federation which can realize unified management of private cloud and heterogeneous public cloud.

2.	Open API: The SunCar hybrid cloud provides open API to enable business partners to connect their daily operation, maintenance, process management and IT approval management.

3.	Mature PaaS (Platform as a Service) architecture: The SunCar hybrid cloud uses distributed cache service which is optimized through software collaboration, with over 99.99% uptime, supporting cross AZ deployment, complete logging, monitoring and alarm functions.

4.	Multi-cloud fusion: SunCar hybrid cloud provides a MCP cloud container which can conduct unified monitoring, scheduling, and disaster tolerance switching for business applications encapsulated in containers on different clouds in the case of multi cloud deployment, ensuring the RTO hour level dual activity of core businesses. SunCar hybrid cloud also addresses the dual center disaster tolerance and data protection requirements in multi-cloud scenarios. The hybrid cloud not only provides message queue and API gateway services, but also provides integration of data, services, messages and equipment, enabling unified management and authority to realize efficient data integration between different systems.

5.	High security: The hybrid hardware, operating system, operating environment, and services have been deployed with professional security reinforcement, resulting in security levels suitable for SunCar’s financial institutions partners such as banks and insurers.

Intellectual Property

We regard our copyrights, service marks, trademarks, trade secrets, and other intellectual properties as critical to our success. We rely on trademarks and copyrights; trade secret protection; and non-competition, confidentiality, and license agreements with our employees, end consumers, partners, and others to protect our intellectual property rights. Before we launch any new products or services, we apply for registration of related trademarks, and software copyrights. As of December 31, 2022, we had 27 registered trademarks, 134 registered copyrights of computer software, and 6 registered domain names that are material to our business.

Health, Work Safety, Social And Environmental Matters

We have entered into employment contracts with our employees in accordance with the applicable PRC laws and regulations. Our employees’ manual contains policies and procedures regarding work safety and occupational health issues. We provide our employees with annual medical checks and safety training. Our human resources department is responsible for recording and handling work accidents as well as maintaining health and work safety compliance records.

During the last two years, we had not been subject to any fines or other penalties due to non-compliance with health, work safety, social or environmental regulations. We were not required to and did not pay any compensation to employees in respect of claims for personal or property damages.

Property

SunCar leases the properties for its principal executive office, which is located on is Suite 209, No. 656 Lingshi Road, Jing’an District, Shanghai, 200072, People’s Republic of China. Please also see the section entitled “Business of SunCar” above.

Employees

As of December 31, 2022, we had 528 employees combined in our operations, consisting of 528 full-time and 0 part-time employees. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of December 31, 2022
	Employees	Percentage
Management	110	20.8%
Sales & Administration	279	52.9%
Research and Development	139	26.3%
Total	528	100.00%

The Company’s employees have no material activities related to labor unions.

Legal Proceedings

During the last two years, we were not involved in any actual or pending legal, arbitration or administrative proceedings (including any bankruptcy or receivership proceedings) that we believe would have a material adverse effect on our business, results of operations, financial condition or reputation. There are no legal, arbitral or administrative proceedings before any court current or pending against, or involving, the properties or our businesses or to which any of our properties or our members is subject, which would have a material adverse effect on our business, results of operations, financial condition or reputation. However, we may from time to time become a party to various legal, arbitration or administrative proceedings arising from the ordinary course of business. During the same time period, none of our directors, supervisors or senior management was involved in any material litigation, arbitration or administrative proceedings relating to our company.

Recent Developments

During the year ended December 31, 2022, SunCar has continued to develop and expand its business, in both its automotive after-sales services business and its insurance intermediation business.

In terms of SunCar’s automotive after-sales services business, SunCar has expanded its services network from over 42,000 third-party brick-and-mortar after-sales service providers as of December 31, 2021, to over 43,000 as of June 30, 2022 and over 45,000 as of December 31, 2022. With this extensive service network, SunCar served over 1,300 enterprise clients connected to its online platform as of December 31, 2022, compared to over 1,250 as of June 30, 2022 and over 1,200 as of December 31, 2021. Among these enterprise clients, bank branches continue to make up a majority, rising from over 770 in December 31, 2021 to over 800 in June 30, 2022 and over 850 in December 31, 2022. During the last five years ending in December 31, 2022, SunCar had completing over 96 million service orders, compared to over 91 million during the last five years ending in December 31, 2021.

In terms of SunCar’s automotive insurance intermediation business, SunCar has also expanded its network of partners, growing from over 59,000 insurance sales partners registered on its insurance application as of December 31, 2021 to over 60,000 in June 30, 2022 and over 62,000 in December 31, 2022. As of December 31, 2022, SunCar continued to maintain branch headquarters in 31 cities in 20 provinces of China.

During the year ended December 31, 2022, SunCar has also realized significant growth in its business line serving new energy vehicle (NEV) and smart car panel players, growing from 8 customers in this segment as of December 31, 2021 to 13 as of June 30, 2022, 17 as of December 31, 2022 and 20 as of the date of this prospectus.

MANAGEMENT

Directors and Senior Management

Unless otherwise indicated below, the business address for each of the Company’s directors and members of executive management is Suite 209, No. 656 Lingshi Road, Jing’an District, Shanghai, 200072, People’s Republic of China. The following table identifies our current executive officers and directors as of the date of this prospectus, their respective offices and positions, and their respective dates of election or appointment:

Name	Age (1)	Position	Date of Election or Appointment
Zaichang Ye	53	Chairman, Director and Chief Executive Officer	May 17, 2023
Bohong Du	52	Director and Chief Financial Officer	May 17, 2023
Zhunfu Lei	45	Chief Technology Officer and Chief Operating Officer	May 17, 2023
Saiye Gu	50	Vice President	May 17, 2023
Yizhi Qian	44	Vice President	May 17, 2023
Haidong Zhang (2)(3)(4)	44	Independent Director	May 17, 2023
Lin Bao (2)(3)	49	Independent Director	May 17, 2023
Yongsheng Liu (2)	53	Independent Director	May 17, 2023

(1)	As of the date of this prospectus.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Nominating and Corporate Governance Committee.

Biographical Information of Our Current Directors and Executive Officers

Mr. Zaichang Ye serves as Chairman, Director and Chief Executive Officer of SunCar. He is primarily responsible for formulating corporate strategy, planning, business development and supervising the overall operations of SunCar. He established Shengda Limited, a predecessor of SunCar, on December 5, 2007 and served as an executive Director and legal representative until May 2012 and served as general manager from April 2010 to May 2012. Mr. Ye has 20 years of experience in corporate and business management and over 10 years of experience in investment management. Prior to founding SunCar, he served as the legal representative and an executive director of Shanghai Jiamei Shenghai Culture Communication Co., Ltd. from December 2003 to April 2016. Mr. Ye has been a director of Shanghai Evening News Media Co., Ltd. since August 2004. He has been a supervisor of Shanghai Shouheng Commercial Consulting Co., Ltd. since August 2005. He has been the legal representative and an executive director of Haiyan Trading since November 2012. He became the chief strategy officer of Shengda Group in March 2014. He has been the legal representative and an executive director of Jiachen Information Technology (Shanghai) Co., Ltd. since March 2007. Mr. Ye obtained a bachelor’s degree in engineering from the department of mechanical engineering of Shanghai Jiao Tong University in China in July 1991. He also obtained a master’s degree in business administration from Cheung Kong Graduate School of Business in China in September 2007.

Mr. Bohong Du serves as Director and Chief Financial Officer of SunCar. He is primarily responsible for formulating corporate strategy, planning, business development and supervising the overall operations of SunCar. He joined SunCar in March 2008 as a supervisor of Jiangsu Shengda. He has been a supervisor of Shengshi Dalian Automobile and Chengdu Shengda since June 2013 and December 2010, respectively. Mr. Du has 20 years of experience in corporate and business management. Prior to joining SunCar, Mr. Du served as a manager of Shanghai Fosun High Technology (Group) Co., Ltd. from March 1998 to September 2002. Mr. Du served as a manager of Shanghai Fosun Information Industry Co., Ltd from October 2002 to January 2003. He was a vice president at Jiamei Communication Holdings Limited from April 2003 to November 2013. Mr. Du has been a vice president of SunCar since December 2013. Mr. Du obtained a college degree in financial accounting from Shanghai University in China in July 1997. Mr. Du obtained a bachelor’s degree in business administration from the School of Continuing Education of Shandong University in China in January 2013. He also obtained a master’s degree in business administration for senior executives from Xiamen University in China in June 2016.

Mr. Zhunfu Lei serves as Chief Technology Officer and Chief Operating Officer of SunCar. He joined SunCar as the legal representative and an executive Director of Shengda Limited in May 2012. He was approved to serve as general manager of Shengda Limited on September 21, 2012 by the Shanghai bureau of the CIRC. He is primarily responsible for formulating corporate strategy, planning, business development and supervising the overall operations of our Group. He has been the legal representative, a director and a general manager of Jiangsu Shengda Automobile Service Co., Ltd., a wholly-owned subsidiary of SunCar, since July 2012. He has been the legal representative, an executive director and a manager of Beijing Beisheng since January 2010. He also served as the legal representative, a director and a manager of Shengshi Dalian Automobile from June 2013 to April 2016. Mr. Lei has 20 years of experience in corporate and business management. Prior to joining SunCar, Mr. Lei served as a director of Shanghai Jiamei Information Advertisement Co., Ltd. from November 2001 to April 2007. Mr. Lei served as a chief officer of Lianming Advertising from May 2007 to February 2008. He was also a chief officer of Shengda Group from February 2008 to September 2012. From December 2015 to December 2017, he also served as the legal representative of Shengshi Dalian Financial Leasing. Mr. Lei obtained a bachelor’s degree in computer software from Zhejiang University in China in June 1999.

Ms. Saiye Gu serves as a Vice President of SunCar. She joined SunCar as a Director on March 23, 2014. She is primarily responsible for the overall operations of our Group’s automobile insurance agency division. She was the legal representative, a director and a manager of Shengshi Dalian Automobile from April 2016 to December 2016. She has been the legal representative and a director of Shanghai Xuanbei Automobile Service Co., Ltd. since April 2018. Ms. Gu has nearly 20 years of experience in corporate and business management. Prior to joining our Group, Ms. Gu served as a secretary of the general manager at China Electronics Import and Export Ningbo Branch from July 1993 to September 1995. She served as a responsible editor of Shanghai Wanshitong Economic Information Service Co., Ltd. from January 1996 to September 2002. She served as an assistant to the general manager for Shanghai Jiamei Information Advertisement Co. from January 2004 to December 2006. Ms. Gu was a vice president of Lianming Advertising from January 2007 to February 2008. She served as a vice president of Shengda Group from February 2008 to March 2014. Ms. Gu obtained a college degree in humanities from the University of Electronic Science and Technology of China in July 1993. Ms. Gu obtained a master’s degree in business administration from Fudan University in China in December 2012.

Mr. Yizhi Qian serves as a Vice President of SunCar. He was appointed as SunCar’s shareholders representative supervisor on September 23, 2015. Mr. Qian joined SunCar as a vice president of Shengshi Dalian Automobile in May 2015 and was responsible for the business development and service network coverage. He has been the legal representative, an executive director and manager of Shengshi Dalian Automobile since December 2016. Prior to joining SunCar, Mr. Qian was the account manager of the Shanghai advertising department of the Global Times from February 2001 to March 2002. He was a business director of Shanghai Jiamei Information Advertisement Co. from February 2005 to January 2014 and a business director of Shanghai Zhongrun Jiefang Media Co., Ltd. from February 2014 to May 2015, respectively. Mr. Qian completed his education specialized in investment economic management from Tongling College of Finance and Economics (currently known as Tongling University) in China in July 2000.

Mr. Haidong Zhang serves as an independent director of SunCar. He is an experienced entrepreneur in the field of artificial intelligence. He is the founder and chairman of First Pacific Technology Group, a technology company in Shanghai focusing on development of and investment in artificial intelligence related technologies. Before founding First Pacific in September 2006, Mr. Zhang served as manager of North China Region at Oracle, Inc. from May 2004 to September 2006. Mr. Zhang received his bachelor’s degree in Computer Science from Harvard University in 2002 and then went on for his graduate school studies, also in Computer Science and Engineering, at the Massachusetts Institute of Technology.

Ms. Lin Bao serves as an independent director of SunCar. Ms. Lin is an experienced accounting professional. She holds CPA or equivalent qualifications in the U.S., Ontario, Canada, and Hong Kong. Since October 2022, she has served as the Chief Financial Officer of Jayud Global Logistics Limited. She served as the Chief Financial Officer of Shanghai Eagsen Intelligent Co., Ltd in Shanghai from November 2019 to March 2020, and from April 2020 to September 2022, She served as the Chief Financial Officer of Eagsen, Inc., where she was responsible for bringing Eagsen public on Nasdaq. Previously, she was Chief Financial Officer at Jufeel International Group in Shanghai from 2018 to 2019, and Chief Financial Officer at Balintimes Online Media Ltd. in Shanghai from 2014 to 2015. She was responsible for the initial public offering of both Jufeel and Balintimes. Earlier, she served similar roles at other public companies in Shanghai and in Toronto, Canada. She also worked at Ernst & Young LLP, where she was senior auditor from 2005 to 2008. Ms. Bao received her bachelor’s degree in economics from Concordia University in Canada.

Mr. Yongsheng Liu serves as an independent director of SunCar. Throughout the past 20 years, Mr. Liu has assumed various corporate leadership positions and demonstrated his strong execution ability and in-depth knowledge in private equity and corporate mergers & acquisitions transactions across a wide range of sectors including aviation, consumer, financial institutions, and technology. Mr. Liu has served as the chief executive officer and chairman of our board of directors of Goldenbridge since August 2020. He has served as Chief Operating Officer of Goldenstone Acquisition Limited, a special purpose acquisition company (“Goldenstone”) since April 2021. Mr. Liu served as the Chairman and Chief Executive Officer of Wealthbridge Acquisition Limited, a special purpose acquisition company, from June 2018 until its business combination with Scienjoy Inc. in May 2020, and had served as the Vice Chairman of Scienjoy’s Board of Directors since then. From March 2017 to April 2018, Mr. Liu served as the Chairman of the Board of Directors and Chief Executive Officer of Royal China Holdings Limited (HKEx: 01683), during which he spearheaded the company’s international growth strategy focused at acquiring targets in the aviation industry and financial sector. From the beginning of 2013 to March 2017, Mr. Liu was the Chairman of Joy Air General Aviation, Chairman of Cambodia Bayon Airlines, Vice Chairman of Everbright and Joy International Leasing Company, and President of General Aviation Investment Company (Shanghai). From April 2004 to August 2008, Mr. Liu also served as Chief Strategy Officer of United Eagle Airlines (subsequently renamed to Chengdu Airlines). From December 1994 to June 2000, Mr. Liu was a manager of China Southern Airlines responsible for ground staff training. Mr. Liu received his master degree from the University of Ottawa in 2002 and his bachelor’s degree from Civil Aviation University of China in 1992.

Board Practices

Board of Directors

SunCar’s Board of Directors consists of five directors, including three independent directors, namely Haidong Zhang, Lin Bao, and Yongsheng Liu. A director is not required to hold any shares in SunCar to qualify as a director. The Listing Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with SunCar is required to declare the nature of his or her interest at a meeting of SunCar’s directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. SunCar’s Board of Directors may exercise all of the powers to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of SunCar or of any third party. None of SunCar’s directors has a service contract with SunCar that provides for benefits upon termination of service as a director.

Duties and Functions of Directors

Under Cayman Islands law, SunCar’s directors owe fiduciary duties to SunCar, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in SunCar’s best interests. SunCar’s directors must also exercise their powers only for a proper purpose. SunCar’s directors also owe to SunCar a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to SunCar, SunCar’s directors must ensure compliance with SunCar’s Memorandum and Articles of Association, as amended and restated from time to time. SunCar has the right to seek damages if a duty owed by its directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in SunCar’s name if a duty owed by SunCar’s directors is breached. The functions and powers of SunCar’s Board of Directors include, among others, (i) convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing directors or officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of SunCar, including the registering of such shares in SunCar’s registrar of members.

Terms of Directors and Officers

SunCar’s officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by SunCar to be of unsound mind; (iii) resigns by notice in writing to SunCar; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of SunCar’s Memorandum and Articles of Association.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Foreign Private Issuer Status

As a foreign private issuer, SunCar is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, SunCar will not be required under the Exchange Act to file quarterly reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. SunCar will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, SunCar’s corporate governance practices will differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

Committees of SunCar’s Board of Directors

SunCar has established an audit committee, a compensation committee and a nominating and corporate governance committee of its Board of Directors. SunCar has also adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. SunCar’s audit committee consists of Lin Bao, Yongsheng Liu and Haidong Zhang, and is chaired by Lin Bao. SunCar has determined that each of the foregoing persons satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. The audit committee oversees SunCar’s accounting and financial reporting processes and the audits of its financial statements. The audit committee is responsible for, among other things:

●	establishing clear hiring policies for employees or former employees of the independent auditors;

●	reviewing and recommending to SunCar’s Board of Directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by SunCar’s independent auditors at least annually;

●	obtaining a written report from SunCar’s independent auditor describing matters relating to its independence and quality control procedures;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with SunCar’s independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	reviewing and recommending the financial statements for inclusion within SunCar’s quarterly earnings releases and to its Board of Directors for inclusion in its annual reports;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing policies with respect to risk assessment and risk management;

●	reviewing the adequacy and effectiveness of SunCar’s accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing;

●	meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

●	monitoring compliance with SunCar’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

●	reporting periodically to SunCar’s Board of Directors; and

●	such other matters that are specifically delegated to SunCar’s audit committee by SunCar’s Board of Directors from time to time.

Compensation Committee. SunCar’s compensation committee consists of Haidong Zhang and Lin Bao, and is chaired by Haidong Zhang. SunCar has determined that Haidong Zhang and Lin Bao satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to SunCar’s directors and executive officers. SunCar’s chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and evaluating SunCar’s executive compensation and benefits policies generally;

●	reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management;

●	reporting periodically to SunCar’s Board of Directors; and

●	such other matters that are specifically delegated to the compensation committee by SunCar’s Board of Directors from time to time.

Nominating and Corporate Governance Committee. SunCar’s nominating and corporate governance committee consists of and be chaired by Haidong Zhang. SunCar has determined that Haidong Zhang satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee will assist the Board of Directors in selecting individuals qualified to become SunCar’s directors and in determining the composition of the Board of Directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to SunCar’s Board of Directors for election or re-election to SunCar’s Board of Directors, or for appointment to fill any vacancy or newly created directorships on SunCar’s Board of Directors;

●	reviewing periodically with SunCar’s Board of Directors the current composition of SunCar’s Board of Directors with regards to characteristics such as judgment, experience, expertise, diversity and background;

●	recommending to SunCar’s Board of Directors such criteria with respect to nomination or appointment of members of its Board of Directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

●	recommending to SunCar’s Board of Directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	periodically reassessing the adequacy of the committee charter;

●	overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

●	overseeing and leading the self-evaluation of SunCar’s Board of Directors in its performance and effectiveness as a whole.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of August 8, 2023 subsequent to the Closing of the Business Combination by:

●	each person known by us to be the beneficial owner of more than 5% of the Ordinary Shares;

●	each of our directors and members of Executive Management; and

●	all our directors and members of Executive Management as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options, warrants or other derivative securities, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days. Ordinary Shares that may be acquired within 60 days of August 8, 2023 pursuant to the exercise of options or Warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person or entity shown in the table. Each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters to be voted on by shareholders generally, including the election of directors.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

	Class A		Class B		Voting
	Ordinary Shares		Ordinary Shares		Power
Name and Address of Beneficial Owner(1)	Number	%	Number	%	(%)
Executive Officers and Directors
Zaichang Ye	—	—	47,000,902	54.9%	88.3%
Bohong Du	—	—	—	—	—
Zhunfu Lei	—	—	—	—	—
Ms. Saiye Gu	—	—	—	—	—
Yizhi Qian	—	—	—	—	—
Haidong Zhang	—	—	—	—	—
Ms. Lin Bao	—	—	—	—	—
Yongsheng Liu	—	—	—	—	—
All Executive Officers and Directors as a group	—	—	47,000,902	54.9%	88.3%

5% or Greater Holders
Automobile Services Group Limited(2)	—	—	41,708,943	48.7%	78.3%
KMBP Holdings Limited(3)	20,832,142	24.3%	—	—	3.9%
SSDL Holdings Limited(4)	—	—	7,919,622	9.2%	14.9%

(1)	Unless otherwise noted, the business address of each of the named beneficial owner is: c/o Shanghai Feiyou Trading Co., Ltd., Suite 209, No. 656 Lingshi Road, Jing’an District, Shanghai, China.

(2)	Automobile Services Group Limited is 93.7% owned by Zaichang Ye. The registered office is at Viatra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)	KMBP Holdings Limited (“KMBP”) is a special purpose vehicle of China Harvest Fund II, L.P. and China Harvest Co-Investors II, L.P., (collectively, the “China Harvest Funds”) in respect of their investment in Auto Services Group Limited. The general partner of the China Harvest Funds is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital II GP. The voting powers and investment powers of KMBP is exercised in accordance with the direction of the board of directors of China Renaissance Capital II GP. The directors of China Renaissance Capital II GP on the date hereof are Mark Qiu and Li Zhenzhi. China Renaissance Capital II GP’s address is: P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman E9 KY1-1104.

(4)	SSDL Holdings Limited is 100% owned by Zaichang Ye.

RELATED PARTY TRANSACTIONS

Disposal of Shengda Group

On March 1, 2022, SunCar entered into a share purchase agreement (the “SPA”) with Jiachen Information Technology (Shanghai) Co., Ltd., an affiliate of Mr. Ye Zaichang, SunCar’s Chairman of the Board of Directors to transferred the total equity of Shengda Automobile Service Group Co., Limited and its subsidiaries (“Shengda Group”) with the consideration of RMB 1 (as the disposed entities are in a net liability position as of the disposal date). Besides, on March 1, 2022, China Auto Market Group Limited., the HK subsidiary of SunCar, transferred its 25% equity interest of Shengshi Dalian Financial Leasing (Shanghai) Co., Ltd and Shenglian Finance Leasing (Tianjin) Co., Ltd, subsidiaries of Shengda Group, to a then related party YSY GROUP LIMITED (“YSY”), which at the time was an affiliate of Mr. Ye Zaichang, with the consideration of RMB 1. YSY is currently 100% controlled by ASTS Holdings limited (“ASTS”), a British Virgin Islands incorporated company. The address of ASTS is Intershore Chambers, Road Town, Tortola, British Virgin Islands. ASTS is 100% controlled by Mr. Li Qin, a Hong Kong citizen.

The agreements have been approved by an independent committee of the Group’s Board of Directors and the disposal transaction was completed as of March 1, 2022.

As a result of the transfer of equity interest of SUNCAR Online from Shengda Group to Shanghai Feiyou at a transfer price of RMB 281,780 ($44,217) (see Note 3 Discontinued Operations to the consolidated financial statements of SunCar in this prospectus), SunCar has in debt owed to Shengda Group (which was ultimately controlled by Mr. Ye) RMB281,780 (US$40,854). Pursuant to the SPA, SunCar agreed to repay the debt owed to Shengda Group by full before June 1, 2023. As of December 31, 2022, other than the debt mentioned above, SunCar also owed to Shengda Group of $4,710, which was in the ordinary course of operation and unsecure. On April 6, 2023, SunCar entered into an extension agreement with Shengda Group to extended the maturity date of amount due to Shengda Group to December 31, 2025, with annual interest rate of 1% in the extension period from June 1, 2023 to December 31, 2025.

Except for the balance with Shengda Group, SunCar did not have any other related party transactions for the years ended December 31, 2020, 2021 and 2022.

DESCRIPTION OF SHARE CAPITAL

Share Capital

The Company is authorized to issue an unlimited number of Ordinary Shares of $0.0001 par value per share, divided into two classes as follows: Class A Ordinary Shares and Class B Ordinary Shares.

As of August 8, 2023, subsequent to the Closing of the Business Combination, there were 36,058,102 Class A Ordinary Shares outstanding and issued and 49,628,564 Class B Ordinary Shares outstanding and issued. 5,750,000 Public Warrants were outstanding, and the holder of each such warrant is entitled to purchase one-half (1/2) of one Class A Ordinary Share at an exercise price of $11.50 per full share. 350,000 private placement warrants were outstanding, and the holder of each such warrant is entitled to purchase one-half (1/2) of one Class A Ordinary Share at an exercise price of $11.50 per full share.

Memorandum and Articles of Association

The following description of the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Memorandum and Articles of Association”) is qualified in its entirety by the Memorandum and Articles of Association which are included as Exhibit 1.1 to this prospectus.

SunCar Technology Group Inc. (“SunCar”), is a Cayman Islands exempted company and its affairs are governed by the memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

General. The authorized share capital of SunCar is $50,000 divided into 500,000,000 ordinary shares of par value of $0.0001 each, comprising (a) 400,000,000 A Ordinary Shares of par value of US$0.0001 each and (b) 100,000,000 Class B Ordinary Shares of par value of $0.0001 each. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. All of SunCar’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. SunCar may not issue share to bearer. SunCar’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of SunCar’s ordinary shares are entitled to such dividends as may be declared by its Board of Directors subject to its Memorandum and Articles of Association and the Companies Act. In addition, SunCar’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its directors. SunCar’s Memorandum and Articles of Association provide that dividends may be declared and paid out of SunCar’s profits, realized or unrealized, or from any reserve set aside from profits which its Board of Directors determines is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless SunCar’s directors determine that, immediately after the payment, SunCar will be able to pay its debts as they become due in the ordinary course of business and SunCar has funds lawfully available for such purpose. Holders of SunCar Class A Ordinary Shares and SunCar Class B Ordinary Shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each SunCar Class A Ordinary Share is entitled to one vote, and each SunCar Class B Ordinary Share is entitled to 10 votes, voting together as one class. Voting at any meeting of shareholders is by poll and not on a show of hands.

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, SunCar is not obliged by the Companies Act to call shareholders’ annual general meetings. SunCar’s Memorandum and Articles of Association provide that SunCar may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case SunCar will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Nasdaq Listing Rules. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of SunCar’s shareholders may be called by a majority of its Board of Directors or its chairman or, in the case of an extraordinary general meeting only, upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, SunCar Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of SunCar’s annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to SunCar’s Memorandum and Articles of Association.

Conversion. Each SunCar Class B Ordinary Share is convertible into one SunCar Class A Ordinary Share at any time at the option of the holder thereof. SunCar Class A Ordinary Shares are not convertible into SunCar Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of SunCar Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, such SunCar Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of SunCar Class A Ordinary Shares.

Transfer of Ordinary Shares. Subject to the restrictions in SunCar’s Memorandum and Articles of Association as set out below, any of SunCar’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by SunCar’s Board of Directors.

SunCar’s Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which SunCar has a lien. SunCar’s Board of Directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as SunCar’s Board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as SunCar’s directors may from time to time require is paid to SunCar in respect thereof.

If SunCar’s directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as SunCar’s Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as SunCar’s board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst SunCar’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst SunCar’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to SunCar for unpaid calls or otherwise. If SunCar’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by SunCar’s shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event. Any distribution of assets or capital to a holder of a SunCar Class A Ordinary Share and a holder of a SunCar Class B Ordinary Share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares. SunCar may issue shares on terms that such shares are subject to redemption, at SunCar’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by SunCar’s Board of Directors or by a special resolution of SunCar’s shareholders. SunCar may also repurchase any of its shares provided that the manner and terms of such purchase have been approved by its Board of Directors or are otherwise authorized by its Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of SunCar’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, SunCar may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time SunCar’s share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not SunCar is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of an ordinary resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of SunCar Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of SunCar’s list of shareholders or its corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, SunCar will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. SunCar’s Memorandum and Articles of Association authorize its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

SunCar’s Memorandum and Articles of Association also authorize its Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

SunCar’s Board of Directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of SunCar’s Memorandum and Articles of Association may discourage, delay or prevent a change of control of SunCar or management that shareholders may consider favorable, including provisions that authorize SunCar’s Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders.

Exempted Company. SunCar is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

●	“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Warrants

Public Warrants

Each whole Warrant entitles the registered holder to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on May 17, 2023. Pursuant to the Warrant Agreement, a warrant holder may exercise its Warrants only for a whole number of Class A Ordinary Shares. The Warrants will expire after a five year term, on May 17, 2028, or earlier upon redemption or liquidation. Capitalized terms not otherwise defined in this section are as defined in the Warrant Agreement. The description of the Public Warrants in this section is qualified in its entirety by reference to the Warrant Agreement. You should review a copy of the Warrant Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Warrants.

We have filed the registration statement of which this prospectus is a part within the timeframe set forth in the Warrant Agreement and have agreed to use our commercially reasonable efforts to cause the same to become effective within 90 days after the Closing, provided that, if there is no effective registration statement registering the Warrant Shares on any day the Registered Holder desires to exercise the Warrants and more than 90 days have passed since the Company complete its initial business combination, the Registered Holder may exercise the Warrants in whole or in part in lieu of making a cash payment.

The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their Warrants and receive Class A Ordinary Shares. After the issuance of Class A Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by holders of Class A Ordinary Shares.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Redemption of Warrants when the price per Ordinary Share equals or exceeds $16.50.

Once the Warrants become exercisable, we may redeem the outstanding Warrants:

●	in whole and not in part;

●	at a price of $0.01 per Warrant;

●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the last reported sales price of our Class A Ordinary Shares equals or exceeds $16.50 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events) for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the Warrants as described above unless a registration statement under the Securities Act covering the issuance of Class A Ordinary Shares issuable upon exercise of the Warrants is then effective and a current prospectus relating to those Class A Ordinary Shares is available throughout the 30-day Trading Period. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the Class A Ordinary Shares may fall below the $16.50 redemption trigger price (subject to adjustment for splits, dividends, recapitalizations and other similar events) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Anti-dilution Adjustments.

If the number of outstanding Class A Ordinary Shares is increased by a stock dividend payable in Class A Ordinary Shares, or by a forward or reverse split of Class A Ordinary Shares, or other similar event, then, on the effective date of such stock dividend, split or similar event, the number of Class A Ordinary Shares issuable on exercise of each Warrant shall be increased or decreased in proportion to such increase or decrease in outstanding Class A Ordinary Shares. If the number of outstanding Class A Ordinary Shares is decreased by a consolidation, combination or reclassification of Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reclassification or similar event, the number of Class A Ordinary Shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding Class A Ordinary Shares. The number of Class A Ordinary Shares issuable on exercise of each Warrant is also subject to adjustments in case the Company issues extraordinary dividends, or a replacement and reclassification of the Company’s outstanding ordinary shares.

The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity, or curing, correcting or supplementing any defective provision contained herein, or making any other provisions with respect to matters or questions arising under this Warrant Agreement that is not inconsistent with the provisions of this Warrant Agreement or the Warrant certificates, (ii) evidencing the succession of another corporation to the Company and the assumption by any such successor of the covenants of the Company contained in this Warrant Agreement and the Warrants, (iii) evidencing and providing for the acceptance of appointment by a successor Warrant Agent with respect to the Warrants, (iv) adding to the covenants of the Company for the benefit of the Registered Holders or surrendering any right or power conferred upon the Company under this Warrant Agreement, or (v) amending this Warrant Agreement and the Warrants in any manner that the Company may deem to be necessary or desirable and that will not adversely affect the interests of the Registered Holders in any material respect. All other modifications or amendments to this Warrant Agreement, including any amendment to increase the Warrant Price or shorten the Exercise Period, shall require the written consent or vote of the Registered Holders of a majority of the then outstanding Warrants. Notwithstanding the foregoing, the Company may extend the duration of the Exercise Period without such consent.

Private Warrants

Except as described below, the Private Warrants have terms and provisions that are identical to the Public Warrants. The Private Warrants will be non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the Sponsor or its permitted transferees. Additionally, the Sponsor and its permitted transferees will be allowed to exercise the Private Warrants for cash even if a registration statement covering the Class A Ordinary Shares issuable upon exercise of such warrants is not effective and receive unregistered Class A Ordinary Shares. Furthermore, the Sponsor has agreed to certain voting and selling restrictions in connection with the Business Combination.

Certain Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English law but does not follow recent English law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.   In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that it is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by (a) a special resolution (usually a majority of not less than two-thirds of the votes which are cast in person or by proxy by those shareholders who, being entitled to do so, attend and vote at a quorate general meeting of the relevant company or a unanimous written resolution of all of the shareholders entitled to vote at a general meeting of the relevant company) of the shareholders of each company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company where the parent and subsidiary company are both incorporated under the Companies Act. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Directors of a Cayman Islands company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of their shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (c) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company must (and any dissenting shareholder may) file a petition with the Cayman Islands Grand Court to determine the fair value and such petition by the company must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date and where the consideration for such shares are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, by way of schemes of arrangement, which will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such as a businessman would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Squeeze-out Provisions.   When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Shareholders’ Suits.    Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officer or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Special Considerations for Exempted Companies.   We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

TAXATION

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the Class A Ordinary Shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands.

The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Class A Ordinary Shares, nor will gains derived from the disposal of the Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC:

●	senior management personnel and departments that are responsible for daily production, operation and management;

●	financial and personnel decision-making bodies;

●	key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and

●	half or more of the senior management or directors having voting rights.

Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises.

However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders.

In addition, nonresident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of Class A Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us).

These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

Material U.S. Federal Income Taxation Considerations

The following discussion describes certain material United States federal income tax consequences to U.S. Holders (defined below) of an investment in our Class A Ordinary Shares and our Class A Ordinary Shares received upon exercise of the Warrants. This summary applies only to investors that hold or will hold our Class A Ordinary Shares or Warrants as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the United States Internal Revenue Code of 1986, as amended (“Internal Revenue Code”), as in effect on the date of this prospectus and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The summary below does not discuss certain United States federal income tax consequences that may be relevant to a particular U.S. Holder’s particular circumstances, such as consequences relating to the Medicare contribution tax on net investment income or the alternative minimum tax.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

●	banks;

●	certain financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker dealers;

●	United States expatriates;

●	traders that elect to use the mark-to-market method of accounting;

●	tax-exempt entities;

●	persons holding Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively (including through the ownership of Warrants) own 10% or more of our stock, by total combined voting power or by value;

●	persons who acquired Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	persons holding Class A Ordinary Shares through partnerships or other pass-through entities.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES RECEIVED UPON EXERCISE OF THE WARRANTS.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares or Warrants and you are, for United States federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds Class A Ordinary Shares or Warrants, the tax treatment of a partner will generally depend upon the status and the activities of the partnership. A U.S. Holder that is a partner in a partnership holding Class A Ordinary Shares is urged to consult its tax advisor.

Taxation of Exercise of Warrants

In general, you will not be required to recognize income, gain or loss upon exercise of the Warrants by payment of the exercise price. Your tax basis in our Class A Ordinary Shares received upon exercise of the Warrants will be equal to the sum of (1) your tax basis in the Warrants exchanged therefor and (2) the exercise price of the Warrants. Your holding period in our Class A Ordinary Shares received upon exercise will commence on the day after you exercise the Warrants.

Taxation of Dividends and Other Distributions on Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to our Class A Ordinary Shares (without reduction for any amounts withheld) generally will be includible in your gross income as foreign source dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other United States corporations.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under United States federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and then, to the extent such excess amount exceeds your tax basis in your Class A Ordinary Shares, as capital gain. However, we currently do not, and we do not intend to, calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income”, provided that (1) our Class A Ordinary Shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) the Class A Ordinary Shares are held for a holding period of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Class A Ordinary Shares are generally considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Class A Ordinary Shares currently are. If we are treated as a “resident enterprise” for PRC tax purposes (see “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”). You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our Class A Ordinary Shares.

Any non-U.S. withholding tax (including any PRC withholding tax (see “Taxation — People’s Republic of China Taxation”)) paid (or deemed paid) by a U.S. Holder at the rate applicable to such Holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to Class A Ordinary Shares will generally constitute “passive category income.”

The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

Taxation of a Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, upon a sale or other disposition of Class A Ordinary Shares, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and such U.S. Holder’s tax basis in such Class A Ordinary Shares. Any such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in our Class A Ordinary Shares at the time of the disposition exceeds one year. Long-term capital gain of individual U.S. Holders generally will be subject to United States federal income tax at reduced tax rates. The deductibility of capital losses is subject to limitations.

Any such gain or loss that you recognize generally will be treated as United States source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of our Class A Ordinary Shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the proper treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if, after applying certain look-through rules, either:

●	at least 75% of its gross income for such taxable year is passive income (the income test), or

●	at least 50% of the total value of its assets (generally based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the asset test).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Passive income generally includes rents, royalties, dividends, interest and certain gains. Cash is a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income. Although “passive income” generally includes rents, certain “active rental income” is not considered passive for purposes of determining whether a company is a PFIC.

Based on the manner in which we currently operate our business, the expected composition of our income and assets, and the value of our assets, including goodwill, although not clear, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. The value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our Class A Ordinary Shares, which could fluctuate significantly. In addition, our PFIC status will depend on the manner in which we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). Because of these uncertainties, there can be no assurance we will not be a PFIC for the current taxable year, or will not be a PFIC in the future.

If we are a PFIC for any taxable year during your holding period for our Class A Ordinary Shares (or under proposed United States Treasury regulations, the Warrants), we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our Class A Ordinary Shares, and, although subject to uncertainty, potentially our Class A Ordinary Shares received upon exercise of the Warrants. Certain elections (such as a “deemed sale” election) may be available under certain circumstances.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of our Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period;

●	the amount allocated to the current taxable year, and any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described above under “Taxation — Taxation of Dividends and Other Distributions on Class A Ordinary Shares”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of our Class A Ordinary Shares cannot be treated as capital gains, even if you hold our Class A Ordinary Shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own a proportionate interest in such lower-tier PFICs that are directly or indirectly owned by us, and you may be subject to the adverse tax consequences described in the preceding paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. As a result, you may incur liability for any excess distribution described above if we receive a distribution from our lower-tier PFICs or if any shares in such lower-tier PFICs are disposed of (or deemed disposed of). You should consult your tax advisor regarding the applicability of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. The mark-to-market election is available only for “marketable stock.”. If you make a valid mark-to-market election for our Class A Ordinary Shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of our Class A Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of our Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on our Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on our Class A Ordinary Shares, as well as to any loss realized on the actual sale or other disposition of our Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in our Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “Taxation — Taxation of Dividends and Other Distributions on Class A Ordinary Shares,” except that the lower rate applicable to qualified dividend income (discussed above) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable United States Treasury regulations, and may not include Warrants. Nasdaq is a qualified exchange. Our Class A Ordinary Shares and Public Warrants are listed on Nasdaq and, consequently, if you are a holder of Class A Ordinary Shares or Public Warrants and our Class A Ordinary Shares or Public Warrants are regularly traded, the mark-to-market election might be available to you if we become a PFIC. Because a mark-to-market election may not be made for equity interests in any lower-tier PFICs we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-United States corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election (a “QEF Election”) to include in income its share of the corporation’s income on a current basis. However, you may make a QEF Election with respect to our Class A Ordinary Shares only if we agree to furnish you annually with certain tax information. We do not intend to provide information necessary for U.S. Holders to make QEF Elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

A U.S. Holder of a PFIC is generally required to file an annual report with the U.S. Internal Revenue Service. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisor regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and our Class A Ordinary Shares received upon exercise of the Warrants.

Information Reporting and Backup Withholding

Any dividend payments with respect to Class A Ordinary Shares and proceeds from the sale, exchange, redemption or other disposition of Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Additional Reporting Requirements

Certain U.S. Holders who are individuals (and certain entities) are required to report information relating to an interest in our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our Class A Ordinary Shares and our Class A Ordinary Shares received upon exercise of the Warrants.

PLAN OF DISTRIBUTION

We are registering an aggregate of up to 3,050,000 Class A Ordinary Shares consisting of: (i) up to 2,875,000 Class A Ordinary Shares issuable upon the exercise of 5,750,000 Public Warrants, with each Public Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share; and (ii) up to 175,000 of Class A Ordinary Shares issuable upon the exercise of 350,000 Private Warrants, with each Private Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share.

We are required to pay all fees and expenses incident to the registration of the securities to be offered and sold pursuant to this prospectus. We will receive proceeds from warrants exercised in the event that such warrants are exercised for cash. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

In accordance with the Warrant Agreement, after the registration statement of which this prospectus forms a part becomes effective, a holder of Warrants may exercise its Warrants in accordance with the Warrant Agreement, on or before the expiration date set forth therein by surrendering, at the office of the warrant agent, the certificate evidencing such warrant, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the warrant, subject to any applicable provisions relating to cashless exercises in accordance with the Warrant Agreement.

LEGAL MATTERS

The legality of the Class A Ordinary Shares offered by this prospectus and certain other Cayman Islands legal matters will be passed upon for SunCar by Maples and Calder (Hong Kong) LLP.

EXPERTS

The consolidated financial statements for the fiscal years ended December 31, 2022, 2021 and 2020, included in this prospectus have been so included in reliance on the report of Enrome LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Enrome LLP is located at 1 North Bridge Road, #06-37, High Street Centre, Singapore 179094.

EXPENSES

The following table sets forth the expenses expected to be incurred by us in connection with the issuance and distribution of the Securities registered hereby, all of which expenses, except for the SEC registration fee, are estimates:

Description	Amount
SEC Filing Fee	$3,371.20
Printing Expenses	$50,000
Accounting Fees and Expenses	$70,000
Legal Fees and Expenses	$105,000
Miscellaneous	$25,000
Total	$253,371.20

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Termination of the Company’s Independent Registered Public Accounting Firm

On June 7, 2023, the Company decided to dismiss Marcum Asia CPAs LLP (the “Former Auditor”). The termination of the engagement of the Former Auditor was approved by the Audit Committee of the Company’s Board of Directors.

The principal accountant’s reports of the Former Auditor on the financial statements of the Company as of and for the fiscal years ended December 31, 2021 and December 31, 2020 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent years and the subsequent period through the date of discontinuation, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference to the subject matter of the disagreement(s) in connection with its report; and (ii) there were no “reportable events” of the type described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of the disclosures in this prospectus to the Former Auditor, requesting that the Former Auditor furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been filed as an exhibit to our Report of Foreign Private Issuer on Form 6-K filed on June 8, 2023, as Exhibit 16.1.

Appointment of New Independent Registered Public Accounting Firm

On June 8, 2023, Enrome LLP (“Enrome”) was appointed as the Company’s independent registered public accounting firm upon the approval of the Audit Committee, to audit the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2022, December 31, 2021, and December 31, 2020.

During the two most recent fiscal years and the subsequent interim period through June 8, 2023, the Company has not consulted with Enrome regarding (1) the application of accounting principles to a specified transaction, either completed or proposed; (2) the type of audit opinion that might be rendered on the registrant’s financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; (3) any matter that was the subject of a disagreement or (4) a reportable event described in Items 304(a)(1)(iv) or (v), respectively, of Regulation S-K.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 of which this prospectus forms a part under the Securities Act that registers the Ordinary Shares that may be offered under this prospectus from time to time. The registration statement on Form F-1, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and the Ordinary Shares, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We are subject to the informational reporting requirements of the Exchange Act. We file reports and other information with the SEC under the Exchange Act. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. Our website address is https://suncartech.com/. The information on, or that can be accessed through, our website is not part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

INDEX TO FINANCIAL STATEMENTS

AUTO SERVICES GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Auto Services Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Auto Services Group Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2022, 2021 and 2020 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023.

Singapore, Singapore

June 30, 2023

AUTO SERVICES GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2022
ASSETS
Current assets
Cash	$34,517	$21,200
Restricted cash	2,830	2,717
Short-term investments	29,147	26,544
Accounts receivable, net	85,637	85,619
Prepaid expenses and other current assets, net	5,740	9,270
Current assets of discontinued operations	3,875	-
Total current assets	161,746	145,350

Non-current assets
Long-term investment	314	290
Software and equipment, net	10,739	18,491
Deferred tax assets, net	12,086	13,070
Other non-current assets	24,385	14,423
Right-of-use assets	-	344
Non-current assets of discontinued operations	5,000	-
Total non-current assets	52,524	46,618

TOTAL ASSETS	$214,270	$191,968

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	$69,030	$74,653
Accounts payable	31,491	24,200
Deferred revenue	1,901	3,569
Tax payable	2,505	2,042
Accrued expenses and other current liabilities	2,887	4,849
Amount due to a related party	-	45,564
Operating lease liability-current	-	315
Current liabilities of discontinued operations	27,334	-
Total current liabilities	135,148	155,192

Non-current liabilities of discontinued operations	52,659	-

Total liabilities	$187,807	$155,192

Commitments and contingencies (Note 20)

Shareholders’ deficit
Ordinary shares (par value of US$0.00005 per share; 746,578,037 shares authorized as of December 31, 2021 and 2022; 225,000,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	$11	$11
Convertible Preferred shares (par value US$0.00005; 45,614,646 Series A preferred shares, 27,053,437 limited Series A preferred shares and 121,000,531 Series B preferred shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	10	10
Additional paid in capital	75,091	95,751
Accumulated deficit	(92,911)	(99,580)
Accumulated other comprehensive loss	(3,637)	(1,476)
Total AUTO SERVICES GROUP LIMITED’s shareholders’ deficit	(21,436)	(5,284)
Non-controlling interests	47,899	42,060
Total equity	26,463	36,776

TOTAL LIABILITIES AND EQUITY	$214,270	$191,968

The accompanying notes are an integral part of these consolidated financial statements.

AUTO SERVICES GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022

Revenues
Automotive after-sales service	$154,238	$187,880	$199,294
Insurance intermediation service	84,161	56,766	67,640
Technology service	526	4,589	15,479
Total revenues	238,925	249,235	282,413

Operating cost and expenses
Integrated service cost	(131,932)	(156,852)	(166,793)
Promotional service expenses	(79,515)	(55,222)	(65,500)
Selling expenses	(6,835)	(12,731)	(16,477)
General and administrative expenses	(7,780)	(10,420)	(37,742)
Research and development expenses	(5,029)	(3,651)	(8,478)
Total operating costs and expenses	(231,091)	(238,876)	(294,990)

Operating profit/(loss)	7,834	10,359	(12,577)

Other income/(expenses)
Financial expenses, net	(2,100)	(3,045)	(3,659)
Investment income	255	759	441
Other income, net	2,385	2,457	5,121
Total other income, net	540	171	1,903

Income/(loss) before income tax expense	8,374	10,530	(10,674)
Income tax expense	(1,752)	(938)	(231)
Income/(Loss) from continuing operations, net of tax	6,622	9,592	(10,905)

Discontinued operations:
Net loss from the operations of the discontinued operations, net of tax	(16,397)	(27,682)	(994)

Net loss	(9,775)	(18,090)	(11,899)

Net income/(loss) from continuing operations	6,622	9,592	(10,905)
Less: Net income/(loss) attributable to non-controlling interests of continuing operations	3,219	5,650	(5,230)
Net income/(loss) from continuing operations attributable to SunCar’s ordinary shareholders	3,403	3,942	(5,675)

Loss from discontinued operations, net of tax	(16,397)	(27,682)	(994)
Less: Net loss attributable to non-controlling interests of discontinue operations	(1)	(19)	-
Net loss from discontinued operations attributable to SunCar’s ordinary shareholders	(16,396)	(27,663)	(994)

Net loss attributable to SunCar’s ordinary shareholders	(12,993)	(23,721)	(6,669)

Net income/(loss) per ordinary share from continuing operations:
Basic	$0.01	$0.01	$(0.03)
Diluted	$0.01	$0.01	$(0.03)

Net loss per ordinary share from discontinued operations:
Basic and diluted	$(0.07)	$(0.12)	$(0.00)

Net loss attributable to SunCar’s ordinary shareholders per ordinary share
Basic and diluted	$(0.06)	$(0.11)	$(0.03)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Basic and diluted	225,000,000	225,000,000	225,000,000

Weighted average shares outstanding used in calculating basic and diluted income per share
Basic and diluted	418,668,614	418,668,614	418,668,614

Income/ (loss) from continuing operations before non-controlling interests	6,622	$9,592	(10,905)
Loss from discontinued operations, net of tax	(16,397)	(27,682)	(994)
Net loss	(9,775)	(18,090)	(11,899)
Other comprehensive income/(loss)
Foreign currency translation difference	1,195	907	(2,410)
Total other comprehensive income/(loss)	1,195	907	(2,410)

Total comprehensive loss	(8,580)	(17,183)	(14,309)
Less: total comprehensive income/(loss) attributable to non-controlling interest	4,791	6,839	(9,801)
Total comprehensive loss attributable to the AUTO SERVICES GROUP LIMITED’s shareholders	(13,371)	$(24,022)	(4,508)

The accompanying notes are an integral part of these consolidated financial statements.

AUTO SERVICES GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares		Convertible Preferred Shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total Company’s shareholders’ equity/	Non-controlling	Total shareholders’
	Share	Amount	Share	Amount	capital	deficit	loss	(deficit)	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	225,000,000	$11	193,668,615	$10	$61,919	$(56,197)	$(2,958)	$2,785	$22,739	$25,524
Contribution from non-controlling shareholders	-	-			14,432	-	-	14,432	18,665	33,097
Repurchase of non-controlling interests	-	-	-	-	(867)	-	-	(867)	(223)	(1,090)
Net (loss)/profit	-	-			-	(12,993)	-	(12,993)	3,218	(9,775)
Share-based compensation of subsidiary					-	-	-	-	520	520
Foreign currency translation	-	-			-	-	(378)	(378)	1,573	1,195
Balance as of December 31, 2020	225,000,000	$11	193,668,615	$10	$75,484	$(69,190)	$(3,336)	$2,979	$46,492	$49,471
Repurchase of non-controlling interests	-	-	-	-	(236)	-	-	(236)	(948)	(1,184)
Net (loss)/profit	-	-	-	-	-	(23,721)	-	(23,721)	5,631	(18,090)
Dividend paid to noncontrolling shareholders	-	-	-	-	-	-	-	-	(6,620)	(6,620)
Share-based compensation of subsidiary					(157)			(157)	2,136	1,979
Foreign currency translation	-	-	-	-	-	-	(301)	(301)	1,208	907
Balance as of December 31, 2021	225,000,000	$11	193,668,615	$10	$75,091	$(92,911)	$(3,637)	$(21,436)	$47,899	$26,463
Repurchase of non-controlling interests	-	-	-	-	(276)	-	-	(276)	(234)	(510)
Net loss	-	-	-	-	-	(6,669)	-	(6,669)	(5,230)	(11,899)
Disposal of Shengda Group	-	-	-	-	21,059	-	-	21,059	2,163	23,222
Share-based compensation of subsidiary	-	-	-	-	(123)	-	-	(123)	2,033	1,910
Foreign currency translation	-	-	-	-	-	-	2,161	2,161	(4,571)	(2,410)
Balance as of December 31, 2022	225,000,000	$11	193,668,615	$10	95,751	(99,580)	(1,476)	(5,284)	42,060	36,776

The accompanying notes are an integral part of these consolidated financial statements.

AUTO SERVICES GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss) from continuing operations	$6,622	$9,592	$(10,905)
Net loss from discontinued operations	(16,397)	(27,682)	(994)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for doubtful accounts	39	148	25,981
Depreciation and amortization	1,613	4,055	5,078
Amortization of right-of-use assets	-	-	619
Share-based compensation of subsidiary	520	1,668	1,599
Loss on disposal of software and equipment	29	27	-
Deferred income tax benefit	(2,333)	(1,124)	(1,951)
Changes in operating assets and liabilities:
Accounts receivable, net	1,531	(35,071)	(32,640)
Prepaid expenses and other current assets	(4,065)	3,181	(3,850)
Accounts payable	53	13,608	(5,019)
Deferred revenue	(2,419)	813	1,858
Accrued expenses and other current liabilities	8,356	(14,976)	2,548
Tax payable	1,582	(1,026)	(280)
Operating lease liabilities	-	-	(615)
Amount due to related parties	-	-	1,485
Net cash provided by (used in) operating activities of continuing operations	11,528	(19,105)	(16,092)
Net cash provided by (used in) operating activities of discontinued operations	7,104	(6,462)	(52)
Total net cash provided by (used in) operating activities	18,632	(25,567)	(16,144)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of software and equipment	(9,488)	(1,284)	(4,351)
Purchase of short term investment	(10,084)	(9,839)	-
Purchase of long-term investment	(297)	-	-
Proceeds from the redemption of short term investment	-	-	149
Purchase of other non-current assets	(9,168)	(8,968)	(1,200)
Net cash used in investing activities of continuing operations	(29,037)	(20,091)	(5,402)
Net cash used in investing activities of discontinued operations	(126)	(591)	(517)
Total net cash used in investing activities	(29,163)	(20,682)	(5,919)

CASH FLOWS FORM FINANCING ACTIVITIES
Proceeds from short-term bank loans	77,722	76,812	122,249
Repayments of short-term bank loans	(60,036)	(70,193)	(111,103)
Contribution from non-controlling shareholders	33,097	-	-
Repurchase of non-controlling interests	(1,090)	(1,184)	(510)
Dividend paid to non-controlling shareholders	-	(6,620)	-
Net cash provided by (used in) financing activities of continuing operations	49,693	(1,185)	10,636
Net cash (used in) provided by financing activities of discontinued operations	(5,816)	1,119	-
Total net cash provided by (used in) financing activities	43,877	(66)	10,636

Effect of exchange rate changes	3,098	1,827	(2,573)

Net change in cash and restricted cash	36,444	(44,488)	(14,000)

Cash and restricted cash, beginning of the year	$45,961	$82,405	$37,917
Cash and restricted cash, end of the year	$82,405	$37,917	$23,917

Less: cash of discontinued operations at end of year	2,856	570	-
Cash and restricted cash at end of year for continuing operations	$79,549	$37,347	$23,917

Reconciliation of cash and restricted cash to the consolidated balance sheets:
Cash	$76,883	$34,517	$21,200
Restricted cash	$2,666	$2,830	$2,717
Total cash and restricted cash	$79,549	$37,347	$23,917

Supplemental disclosures of cash flow information:
Income tax paid	$2,309	$3,472	$2,459
Interest expense paid	$2,485	$3,087	$3,780

Supplemental disclosures of non-cash activities:
Disposal of Shengda Group	-	-	23,222
Decrease of accrued expenses and other current liabilities due to vest of restricted shares	$-	$311	$311
Purchase of software and equipment by using accrued expenses and other current liabilities	$1,720	$-	$-
Obtaining right-of-use assets in exchange for operating lease liabilities and prepaid expenses	$-	-	$972
Software and equipment transferred from other non-current assets	$-	-	$12,150

The accompanying notes are an integral part of these consolidated financial statements.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

AUTO SERVICES GROUP LIMITED (the “Company”, or “SunCar”), through its wholly-owned subsidiaries (collectively, the “Group”) primarily engages in providing automotive after-sales service, insurance intermediation service and technology service in the People’s Republic of China (“PRC” or “China”).

SunCar was incorporated under the laws of the British Virgin Islands (“BVI”) on September 19, 2012 and continued in the Cayman Islands in accordance with applicable laws, and ultimately controlled by Mr. Ye Zaichang, SunCar’s Chief Executive Officer.

Sun Car Online Insurance Agency Co., Ltd. (“SUNCAR Online”) was incorporated under the laws of PRC on December 5, 2007, and along with its subsidiaries, are the Group’s main operating entities in China.

Prior to March 2022, the Group also engaged in the business of financial leasing through its subsidiaries, Shengda Automobile Service Group Co. Limited (“Shengda Group”). During the year ended December 31, 2021, the Group reached a resolution to dispose Shengda Group. On March 1, 2022, the Group transferred the total equity of Shengda Group, to a related party at a nominal consideration of RMB1, for the purpose of focusing on providing automotive after-sales service and insurance intermediation service (See Note 3 Discontinued Operations). As of December 31, 2022, the disposal of Shengda Group was completed.

As of December 31, 2022, SunCar’s major subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Shanghai Xuanbei Automobile Service Co., Limited (“Shanghai Xuanbei”)	April 26, 2018	PRC	100.00%	Automotive after-sales service
Shanghai Shengshi Dalian Automobile Service Co., Limited (“Shengda Automobile”)	June 8, 2013	PRC	84.89%	Automotive after-sales service
Sun Car Online Insurance Agency Co., Ltd. (“SUNCAR Online”)	December 5, 2007	PRC	56.51%	Insurance intermediation service
Haiyan Trading (Shanghai) Co., Limited (“Haiyan”)	November 22, 2012	PRC	100.00%	Holding company
Shanghai Feiyou Trading Co., Limited (“Shanghai Feiyou”)	June 11, 2009	PRC	100.00%	Technology services

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of SunCar and its subsidiaries. All intercompany transactions and balances among SunCar and its subsidiaries have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests.

(b)	Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for doubtful accounts, useful lives and impairment of long-lived assets, and valuation allowances of deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)	Cash

Cash consist of cash on hand and cash in banks. The Group maintains cash with various financial institutions in China. The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

(d)	Restricted cash

Restricted cash represented a guaranteed deposit required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations.

(e)	Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for doubtful accounts. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(f)	Short-term investment

The Group invested in certain trust products and bank financial products, with various interest rates and are restricted as to withdrawal and use before maturity. The Group classifies the trust and financial products as held-to-maturity securities. The original maturities of the short-term investments are longer than three-months, but shorter than one year. The carrying amount of these short-term investments approximate their fair values due to the short-term maturities of these investments.

The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidences in evaluating the potential impairment of its short-term investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the carrying amount, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the consolidation statements of operations. No impairment charge was recognized for the years ended December 31, 2020, 2021 and 2022.

(g)	Software and equipment, net

Software and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives and residual value are as follows:

Category	Estimated useful lives	Residual value
Vehicles	3-5 years	5%
Office equipment and furniture	3-5 years	5%
Electronic equipment	3 years	5%
Computer software	5, 10 years	nil
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets	nil
Others	3-10 years	5%

Computer software

Acquisition costs associated with internal-use software are capitalized and include external direct costs of services principally related to platform development, including support systems, software coding, designing system interfaces, and installation and testing of the software. These costs are recorded as software and equipment and are generally amortized beginning when the asset is substantially ready for use. Costs incurred for enhancements that are expected to result in additional features or functionalities are capitalized and amortized over the estimated useful life of the enhancements. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of software and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive loss.

(h)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, which is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment charge was recognized for the years ended December 31, 2020, 2021 and 2022.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(i)	Long-term investments

Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive income/(loss). The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive income/(loss) if any.

On November 20, 2019, Jiaxing Hanchao Equity Investment Partnership (L.P.) (“Jiaxing Hanchao”) was incorporated. Pursuant to the partnership agreement, SUNCAR Online invested $290, accounting for 5% of the total investment as a limited partner. The investment was accounted for under the cost method as the Group had no significant influence over the investee and Jiaxing Hanchao had no readily determinable fair value.

(j)	Accounts payable

Accounts payable is payable to suppliers in the procurement of service to automotive after-sales service providers to customized services for end consumers of the enterprise clients, and promotional service to channels.

(k)	Short-term loan

Short-term loan represents the Group’s borrowings from commercial banks for the Group’s working capital. Short-term loan includes borrowings with maturity terms shorter than one year.

(l)	Related Party

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, stockholder, or a related corporation.

(m)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, other receivables included in prepayments and other current assets, short-term borrowings, accounts payable, other payables included in accrued expenses and other current liabilities. As of December 31, 2021 and 2022, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets, such as software and equipment, would be measured at fair value only if they were determined to be impaired.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(n)	Revenue recognition

The Group’s revenues are mainly generated from providing automotive after-sales service, insurance intermediation service, technology service and financial leasing service.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Automotive after-sales service

The Group defines enterprise clients as the Group’s customers and the Group sells automotive after-sales service coupons to enterprise clients, which each coupon represents one specific automotive after-sales service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and the Group only provides one specific service among various service types for each specific service coupon. The Group identifies each specific service coupon as a contract that establishes enforceable rights and obligations for each party. The Group charges the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, the Group either charges the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. The Group considers each service coupon is a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, the Group identifies only one performance obligation under a contract, which is to provide a specific service or to stand-ready to perform a specific service within a limited duration. The Group acts as a principal as the Group controls the right to services before the services are provided to customers and the Group has the ability to direct other parties to provide the services to customers on the Group’s behalf. Specifically, the Group has the ability to choose service providers, is primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. The Group recognizes revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. The Group does not provide refunds to customers when a coupon is expired but not used.

Insurance intermediation service

The Group provides insurance intermediation service distributing primarily vehicle insurance on behalf of the insurance companies and charges insurance companies for intermediation service commissions. Insurance intermediation services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any insurance intermediation service commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been provided for intermediation services as cancellation of policies rarely occurs.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(n)	Revenue recognition - Continued

Technology service

The Group provides technology service including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. The Group charges service fee based on fixed price per month for service provided, and recognizes revenue over time during the service period.

The Group’s revenue are disaggregated by timing of revenue recognition as follows:

	For the years ended December 31,
	2020	2021	2022
Revenue recognized at a point of time	$238,399	$244,646	$266,934
Revenue recognized over time	526	4,589	15,479
Revenues	$238,925	$249,235	$282,413

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has an unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of December 31, 2021 and 2022.

The contract liabilities consist of deferred revenue, which represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue the performance obligation is satisfied. The Group’s deferred revenue amounted to $1,901 and $3,569 as of December 31, 2021 and 2022, respectively. During the years ended December 31, 2020, 2021 and 2022, the Group recognized $3,328, $1,053 and $1,901 that was included in deferred revenue balance at January 1, 2020, 2021 and 2022, respectively.

(o)	Integrated service cost

Integrated service cost primarily includes the service fee paid to suppliers undertaking and performing the automobile service to the users of customer, and outsourcing service fee paid to the third party for technological development. The service fee is determined based on the actual services rendered and recognized in the period incurred.

(p)	Promotional service expenses

Promotional service expenses represent (i) promotional service fee to explore extensive networks of automotive after-sales service and insurance intermediation; and (ii) service fees to promotion channels, including but not limited to offline after-sales networks, online platforms, and emerging new energy vehicle original equipment manufacturers (“NEV OEMs”) and service providers. These channels have their own users, who are potential business customers. Promotional service expenses are recognized in the period incurred.

(q)	Research and development expense

Research and development expenses consist primarily of payroll and employee benefit for research and development employees, rental expense, utilities and other related expenses related to design, develop and maintain technology service platform to support the Group’s internal and external business. Research and development expenses are expensed as incurred. Software development costs are recorded in “Research and development” as incurred as the costs qualifying for capitalization have been insignificant.

(r)	Government grants

Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in “other income” in the Group’s consolidated statements of comprehensive loss when the grant is received.

For the years ended December 31, 2020, 2021 and 2022, the Group received government grants from the local PRC government authorities aggregately of $1,566, $1,897, $3,753, respectively, among which the government grants related to achievement of annual income tax filling target and value-added tax deduction were $1,322, $1,729, $3,426, respectively, and the awards to high-tech enterprises were $244, $168, $327, respectively.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(s)	Share-based compensation

The Group grants restricted share units (“RSUs”) of SunCar’s subsidiary, SUNCAR Online, to eligible employees and management. The Group accounts for share-based awards issued to employees and non-employees in accordance with ASC Topic 718 Compensation – Stock Compensation. The Group recognizes compensation cost for an equity classified award using the straight-line method over the applicable vesting period based on the fair value of restricted shares granted on the date of the grant. Awards of subsidiary equity is recognized in “non-controlling interest” in the consolidated entity.

(t)	Employee benefits

SunCar’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution.

(u)	Leases

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. On January 1, 2022, the Company adopted ASU No. 2016-02 (Topic 842) “Leases” using the optional transition method. Results and disclosure requirements for reporting periods beginning after January 1, 2022 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under Topic 840. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The main impact of the adoption of the standard is that assets and liabilities amounting to $972 and $939, respectively, were recognized beginning January 1, 2022 for leased office space with terms of more than 12 months. The Company accounts for short-term leases with terms less than 12 months in accordance with ASC 842-20-25-2 to recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The adoption of the standard did not have a significant impact on the Group’s consolidated financial statements.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Operating lease ROU assets

The right-of-use assets are initially measured at cost, which comprise the initial amounts of the lease liabilities adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(u)	Leases - Continued

Operating lease liabilities

Lease liabilities are initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the discount rate for the leases. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities are measured at amortized cost using the effective interest rate method. They are re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

(v)	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000($14,358). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(w)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from providing automotive after-sales service, insurance intermediation service, and financial leasing service. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

(x)	Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of December 31,
	2021	2022
Balance sheet items, except for equity accounts	6.3726	6.8972

	For the Years Ended December 31,
	2020	2021	2022
Items in the statements of operations and comprehensive loss, and statements of cash flows	6.9042	6.4508	6.7290

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(y)	Non-controlling interest

A non-controlling interest in a subsidiary of SunCar represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to SunCar. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets and net income/(loss) and other comprehensive income/(loss) attributable to non-controlling shareholders are presented as a separate component on the consolidated statements of operations and comprehensive loss.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(z)	Earnings/(Loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings (loss) per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

The Group’s convertible preferred shares are participating securities, as they have contractual non-forfeitable right to participate in distributions of earnings. The convertible preferred shares have no contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to ordinary shares and convertible preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted earnings (loss) per share is calculated by dividing net earnings (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such share would be anti-dilutive.

(aa)	Discontinued operations

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

(1)	the component of an entity or group of components of an entity meets the criteria to be classified as held for sale;

(2)	the component of an entity or group of components of an entity is disposed of by sale;

(3)	the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Group has reported the assets and liabilities of the discontinued operations as current and non-current assets of discontinued operations, and current and non-current liabilities of discontinued operations in the consolidated balance sheets as of December 31, 2021 and 2022. The results of operations of discontinued operation for the years ended December 31, 2020, 2021 and 2022 have been reflected separately in the consolidated statements of income/(loss) as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2020, 2021 and 2022 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(bb)	Segment reporting

The Group has organized its continuing operations into two operating segments. The segments reflect the way the Group evaluates its business performance and manages its operations by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group has two reportable segments from continuing operations, including automotive after-sales service business and insurance intermediation service business. The Group considers a “management approach” concept as the basis for identifying reportable segments. The management approach is based on the way that management organizes the segments within the Group for making operating decisions, allocating resources, and assessing performance. The Group’s reportable segments are strategic business units that offer different services and are managed separately because each business requires different technology and marketing strategies. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(cc)	Comprehensive income/(loss)

Comprehensive income (loss) is comprised of the Group’s net income (loss) and other comprehensive income (loss). The components of other comprehensive income (loss) consist of foreign currency translation adjustments.

(dd)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020- 02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group will adopt ASU 2016-13 on January 1, 2023. The Group is in the process of evaluating the effect of the adoption of this ASU.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS

On March 1, 2022, the Group entered into a share purchase agreement (the “SPA”) with Jiachen Information Technology (Shanghai) Co., Ltd., an affiliate of Mr. Ye Zaichang, to transfer the total equity of Shengda Group at a nominal consideration of RMB1 due to the net liability position of Shengda Group as of the transfer date, and the transfer was accounted for as a capital transaction. At the same time, China Auto Market Group Limited., subsidiary of the Group, transferred its 25% equity interest of Shanghai Financial Leasing and Shenglian Finance Leasing (Tianjin) Co., Ltd, subsidiaries of Shengda Group, to a related party YSY GROUP LIMITED (“YSY”), an affiliate of Mr. Ye Zaichang at the time (Mr. Ye Zaichang has not been affiliated to YSY since August 3, 2022), with the consideration of RMB1. The agreements have been approved by an independent committee of the Group’s Board of Directors and the disposal transaction was completed as of March 1, 2022.

As the business of Shengda Group and its subsidiaries represents a separate major line of business of the Group as of the held-for-sale date, which is in December 2021, the disposition was considered as a strategic shift that had a major effect on operations and financial results of the Group. The Group disclosed the results of the business of Shengda Group and its subsidiaries as discontinued operations. As the disposal of Shengda Group was under common control, the Group recognized additional paid-in capital of $21,059 and non-controlling interest of $2,163 on deconsolidation, which was equal to the difference on the deconsolidation date between: (i) the aggregate of (a) the consideration received, (b) the carrying amount of non-controlling interest in Shengda Group, less (ii) the carrying amount of Shengda Group’s assets and liabilities. No gain or loss was recorded as the result of the disposal. Accordingly, assets, liabilities, interest income and expenses and cash flows have been reclassified into consolidated financial statements as discontinued operations for all periods presented.

The assets and liabilities are included in the captions “Current assets of discontinued operations”, “Non-current assets of discontinued operations”, “Current liabilities of discontinued operations” and “Non-current liabilities of discontinued operations”. The carrying amount of the major classes of assets and liabilities of discontinued operations presented in the consolidated balance sheets as of December 31, 2021 and 2022 consisted of the following:

	As of December 31,
	2021	2022

ASSETS
Current assets
Cash	$570	$-
Prepaid expenses and other current assets	3,305	-
Total current assets	3,875	-

Noncurrent assets
Long-term investment	169	-
Long-term receivables	4,597	-
Property, plant and equipment, net	234	-
Total noncurrent assets	5,000	-

TOTAL ASSETS	8,875	-

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term loan	1,569	-
Accounts payable	161	-
Advance from customers	470	-
Accrued expenses and other current liabilities	15,726	-
Tax payable	9,408	-
Total current liabilities	27,334	-

Noncurrent liabilities
Other long-term liabilities	52,659	-
Total noncurrent liabilities	52,659	-

Total liabilities	$79,993	$-

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS – Continued

The comparative consolidated statements of operations have been represented to show the discontinued operations separately from continuing operations. Details of the results from discontinued operations, net of tax are set out below:

	For the years ended December 31,
	2020	2021	2022*

Interest income	$3,280	$1,884	$142
Interest cost	(5,916)	(7,322)	(457)
Net interest loss	(2,636)	(5,438)	(315)

Operating expenses
Selling expenses	(535)	(235)	(22)
General and administrative expenses	(11,168)	(12,998)	(760)
Total operating expenses	(11,703)	(13,233)	(782)

Operating loss	(14,339)	(18,671)	(1,097)

Other income (expenses)
Financial expenses, net	(719)	(604)	(70)
Investment income/(loss)	(1,778)	6	-
Other income, net	553	878	174
Total other (expenses) income, net	(1,944)	280	104

Loss before income tax expense	(16,283)	(18,391)	(993)
Income tax expense	(114)	(9,291)	(1)
Loss from discontinued operations, net	(16,397)	(27,682)	(994)

Less: Net loss attributable to non-controlling interests	(1)	(19)	-

Net loss from discontinued operations attributable to SunCar’s ordinary shareholders	$(16,396)	$(27,663)	$(994)

*	The result of discontinued operations included those of discontinued operations from January 1, 2022 to March 1, 2022.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

4.	SEGMENT INFORMATION

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has two reportable segments for continuing operations, including automotive after-sales service business and insurance intermediation service business. The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

	Year ended December 31, 2020
	Automotive after-sales service	Insurance intermediation service	Others	Consolidated
Revenues from external customers	$154,238	$84,161	$526	$238,925
Depreciation and amortization	$(1,090)	$(449)	$(74)	$(1,613)
Segment income (loss) before tax	$12,864	$(3,616)	$(874)	$8,374

	Year ended December 31, 2021
	Automotive after-sales service	Insurance intermediation service	Others	Consolidated
Revenues from external customers	$187,880	$56,766	$4,589	$249,235
Depreciation and amortization	$(3,404)	$(578)	$(73)	$(4,055)
Segment income (loss) before tax	$15,891	$(4,256)	$(1,105)	$10,530

	Year ended December 31, 2022
	Automotive after-sales service	Insurance intermediation service	Others	Consolidated
Revenues from external customers	$199,294	$67,640	$15,479	$282,413
Depreciation and amortization	$(3,452)	$(1,558)	$(68)	$(5,078)
Segment income (loss) before tax	$(8,109)	$(2,212)	$(353)	$(10,674)

The total assets from continuing operations by segments as of December 31, 2021 and 2022 were as follows:

	December 31,
	2021	2022
Segment assets
Automotive after-sales service	$153,723	$113,992
Insurance intermediation service	49,729	68,123
Others	1,943	9,853
Total segment assets from continuing operations	$205,395	$191,968

As the reportable segment for financial leasing qualified for discontinued operation, it is not required to disclose the information in segment reporting required by ASC 280.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,
	2021	2022
Accounts receivable	$85,637	$110,967
Allowance for doubtful accounts	-	(25,348)
Accounts receivable, net	$85,637	$85,619

The Group recognized bad debt expense of nil, nil and $25,981 for the years ended December 31, 2020, 2021 and 2022. The difference of bad debt expense for the year ended December 31, 2022, and the allowance for doubtful accounts as of December 31, 2022 was due to different exchange rate.

The movement of allowance for doubtful accounts for the years ended December 31, 2020, 2021 and 2022 were as following:

	For the years ended December 31,
	2020	2021	2022
Balance at the beginning of the year	$-	$-	$-
Additions	-	-	25,981
Foreign currency translation	-	-	(633)
Balance at the end of the year	$-	$-	$25,348

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consisted of the following:

	December 31,
	2021	2022

Advances to suppliers	$1,699	$4,537
Value-added tax (“VAT”) receivables	3,246	1,954
Advance for deferred cost of Business Combination(1)	-	1,325
Deferred IPO costs	-	868
Others	986	763
Prepaid expenses and other current assets	5,931	9,447
Allowance for doubtful accounts	(191)	(177)
Prepaid expenses and other current assets, net	$5,740	$9,270

(1)	The advance for deferred cost of Business Combination represented the advances to Goldenbridge Acquisition Limited (“GBRG”) in form of non-interest-bearing loans, pursuant to the agreement and plan of merger, dated as of May 23, 2022, which provides for a Business Combination between GBRG and Auto Services Group Limited. Such advance was provided to GBRG to extend the period of time for GBRG to consummate the Business Combination and shall become repayable upon closing of the Business Combination, or if GBRG materially breach the agreement.

The Group assessed the collectability of other current assets, and recorded $39, $148 and nil provision for doubtful recoveries of advances to suppliers that the collectability is considered remote for the years ended December 31, 2020, 2021 and 2022, respectively.

The movement of allowance for doubtful accounts for the years ended December 30, 2020, 2021 and 2022 were as following:

	For the years ended December 31,
	2020	2021	2022
Balance at the beginning of the year	$-	$41	$191
Additions	39	148	-
Foreign currency translation	2	2	(14)
Balance at the end of the year	$41	$191	$177

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

7.	SOFTWARE AND EQUIPMENT, NET

Software and equipment, net, consisted of the following:

	December 31,
	2021	2022
Cost
Vehicles	1,094	979
Office equipment and furniture	201	184
Electronic equipment	10,277	10,587
Computer software (i)	5,053	16,523
Leasehold improvements	825	762
Others	794	733
Total	18,244	29,768
Less: accumulated depreciation	(7,505)	(11,277)
Software and equipment, net	$10,739	18,491

(i) In 2022, hybrid cloud platform developed with the assistance of a third-party cloud service provider was partially substantially ready for use and transferred from other non-current assets. Cost of hybrid cloud platform represents the purchase price of the platform and other expenditures incurred to bring the platform into its intended use. The application of the hybrid cloud platform was to improve the IT development capability for internal-used software platforms which provide automotive after-sales services and insurance intermediation services to customers, and Software-As-A-Service (“SaaS”) products which are provided to business partners as technology services.

Depreciation expense was $1,613, $4,055, and $5,078 for the years ended December 31, 2020, 2021 and December 31, 2022, respectively.

During the years ended December 31, 2020, 2021 and 2022, the Group recorded no impairment loss of software and equipment.

8.	OTHER NON-CURRENT ASSETS

Other non-current assets, consisted of the following:

	December 31,
	2021	2022

Private clouds in construction	$21,893	13,629
IT systems in construction	1,634	-
Prepayment for equipment	858	794
	$24,385	14,423

Other non-current assets primarily consisted of externally purchased private clouds under construction, which are construction in progress and were not available for use as of December 31, 2021 and 2022.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

9.	BORROWINGS

As of December 31, 2021 and 2022, the bank borrowings were for working capital and capital expenditure purposes. Short-term borrowings consisted of the following:

	Annual Interest		December 31,
	Rate	Maturity	2021	2022
Huaxia Bank Shanghai Branch Sales Department	2-4.75%	August to September, 2023	$15,692	$11,567
China Merchants Bank Shanghai Damuqiao Branch	4.8-5.3%	February to May, 2023	7,783	9,961
China Minsheng Bank Shanghai Jiujiang Branch	3.70-3.85%	January to July, 2023	7,736	7,249
Bank of Communications Shanghai Putuo Branch(i)	4.79%	January, 2023	7,846	7,249
Putuo Branch of Shanghai Pudong Development Bank(i)	4.60%	April, 2023	2,354	4,350
Bank of Dalian Shanghai Jing’an Sub-branch(i)	4.31-5.12%	March to May, 2023	4,708	4,350
Bank of Beijing Shanghai Zhangjiang Sub-branch(i)	4.80%	December, 2023	3,138	4,350
China Construction Bank Shanghai Jing’an Branch(i)	3.70%	June, 2023	1,569	4,350
Bank of China Shanghai Gonghexin Road Sub-branch(ii)	3.65-4.22%	March to November, 2023	3,923	4,277
Bank of Nanjing North Bund Branch(i)	5.50%	January, 2023	-	3,625
Huangpu Branch of Bank of Shanghai(ii)	4.70%	February, 2023	2,354	2,900
Industry bank Shanghai Zhijiang Branch(i)	4.65-5.05%	February, 2023	-	2,900
ICBC Shanghai Zhang Jiang high tech Park Branch(i)	3.30%	September, 2023	-	2,610
Xiamen International Bank Shanghai Jinqiao Branch(i)	5.20%	June, 2023	-	1,450
China CITIC Bank Shanghai Pudian Road Branch	4.65%	April, 2023	-	1,435
Bank of Beijing Shanghai Branch	4.31%	March, 2023	785	1,160
Shanghai Rural Commercial Bank Minhang Branch (ii)	5.20%	June, 2023	942	870
Shanghai Rural Commercial Bank Bund Branch(i)	4.80%	February to March, 2022	5,492	-
Fubon Huayi Bank Shanghai Jing’an Branch	5.60%	January, 2022	785	-
Zheshang Bank Shanghai Branch Sales Department(i)	6.00%	October, 2022	3,138	-
ICBC Xinzha Road Branch	3.85%	March, 2022	785	-
Total			$69,030	$74,653

The interest expenses were $2,311, $3,476 and $3,809 for the years ended December 31, 2020, 2021 and 2022, respectively. The weighted average interest rates of short-term loans outstanding were 3.95%, 4.98% and 4.89% per annum as of December 31, 2020 2021 and 2022, respectively.

(i) The bank borrowings were guaranteed by SUNCAR Online, one of subsidiaries of SunCar.

(ii) The bank borrowings were guaranteed by Shengda Automobile, one of subsidiaries of SunCar.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

10.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	December 31,
	2021	2022

Payroll payable	$1,046	$1,884
Value added taxes and other taxes payable	144	993
Subscription amount received for unvested restricted shares	1,318	913
Technical service fee payable	-	438
Other accrued expenses	379	621
	$2,887	$4,849

11.	LEASES

The Group has entered into operating lease agreements for certain offices, which are substantially located in PRC. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

December 31,
2022

Operating lease right-of-use assets, net	$344

Lease liabilities - current	$315
Lease liabilities – non-current	-
Total operating lease liabilities	$315

The components of lease expenses were as follows:

Year ended December 31,
2022
Lease cost
Amortization of right-of-use assets	$619
Interest of operating lease liabilities	29
Total Lease cost	$648

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

11.	LEASES – Continued

Other information related to leases where the Group is the lessee is as follows:

December 31,
2022

Weighted-average remaining lease term	0.61
Weighted-average discount rate	4.30%

As of December 31, 2022, the following is a schedule of future minimum payments under the Group’s operating leases:

For the year ended December 31,	Operating Leases
2023	$348
Total lease payments	348
Less: imputed interest	(33)
Total	$315

12.	CONVERTIBLE PREFERRED SHARES

SunCar completed several rounds of equity financing and issued the following convertible preferred shares during 2010 to 2012. As of December 31, 2022, the following were issued and outstanding: 45,614,646 Series A convertible preferred shares, 27,053,437 limited Series A convertible preferred shares and 121,000,531 Series B convertible preferred shares. There were no changes to the issued and outstanding convertible preferred shares during the years ended December 31, 2021 and 2022. The powers, preferences, rights, restrictions and other matters relating to the Convertible Preferred Shares are as follows:

Dividend Rights

The holders of the Convertible Preferred Shares shall be entitled to receive dividends, out of any assets legally available therefor, at the rate of eight percent (8%) of the applicable Original Issue Price per Share per annum. Such dividends shall be payable when, as and if declared by the Board, and shall not be cumulative.

Conversion Rights

Subject to and in compliance with the Act, the holders of the Convertible Preferred Shares have conversion rights as follows:

(i)	Optional Conversion: Each Convertible Preferred Share shall be convertible, at the option of the holder thereof without payment of additional consideration, at any time after the date of issuance of such Share and before the closing of a Qualified IPO, into such number of fully paid and non-assessable Ordinary Shares as determined by, with respect to each Convertible Preferred Share, dividing the applicable original issue price by the then applicable conversion price, determined as hereinafter provided, in effect at the time of the conversion.

(ii)	Automatic Conversion: Each outstanding Convertible Preferred Share shall automatically be converted into Ordinary Shares at the then applicable effective conversion price upon the closing of a Qualified IPO duly approved by the Board.

The initial conversion ratio for the Convertible Preferred Shares to Ordinary Shares shall be 1:1, and no adjustment in the conversion price of a particular series of Convertible Preferred Shares shall be made in respect of the issuance of additional shares unless the issue price per share for an additional share issued or deemed to be issued by SunCar is less than the applicable conversion price with respect to such series of Convertible Preferred Shares in effect on the date of and immediately prior to such issue.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

12.	CONVERTIBLE PREFERRED SHARES – Continued

Voting Rights

Each Convertible Preferred Share holder shall carry a number of votes equal to the number of Ordinary Shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. The holders of the Convertible Preferred Shares shall vote together with the holders of the Ordinary Shares, and not as a separate class.

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of SunCar, whether voluntary or involuntary, firstly,

(i)	Before any distribution or payment shall be made to the holders of any Series A Convertible Preferred Shares or the holders of the Ordinary Shares, the holders of Series B Convertible Preferred Shares shall be entitled to receive a per share amount equal to one hundred and thirty percent (130%) of the Series B Original Issue Price, as applicable, plus any declared but unpaid dividends, proportionately adjusted for share splits, share dividends, recapitalizations and the like with respect thereto (the “Series B Preference Amount”).

(ii)	After any distribution or payment is made in full to Series B Investors, but before any distribution or payment shall be made to the holders of any Ordinary Shares, the holders of the Series A Shares would be entitled pro rata to receive in preference to the holders of the Ordinary Shares a per share amount equal to 120% the Series A Original Issue Price (the “Series A Preference Amount”) and any declared but unpaid dividends, proportionately adjusted for share splits, share dividends, recapitalizations and the like.

13.	EQUITY

On November 4, 2022, SunCar entered into a Share Purchase Agreement (the “GEM Purchase Agreement”) with GEM Global Yield LLC SCS (“GEM Investor”) and GEM Yield Bahamas Limited (“GYBL”) relating to a share subscription facility. Pursuant to the GEM Purchase Agreement, SunCar has the right to sell to GEM Investor up to $125 million of its ordinary shares (the “GEM Shares”) for a 36-month period following a public listing of the Group’s ordinary shares (the “Investment Period”). GEM Investor would pay 90% of the average daily closing price during the pricing period, which is a 30-day period after SunCar turns a draw-down notice to GEM Investor.

In addition, in connection with the execution of the GEM Purchase Agreement and as consideration for GEM Investor’s irrevocable commitment to purchase the GEM Shares, SunCar has agreed to make a warrant (the “GEM Warrant”) granting GYBL the right, during the Investment Period, to purchase the SunCar’s ordinary shares up to the equivalent of 3.3% of the total equity interests outstanding immediately after the completion of SunCar’s public listing, calculated on a fully diluted basis. The exercise price of the GEM Warrant $11.50 per share in the case SunCar consummates a merger transaction with Goldenbridge Acquisition Limited, and priced customarily in the absence of the consummation of such a merger. The GEM Warrant may be exercised only on cash basis.

As of December 31, 2022, as SunCar did not consummated the merger transaction with Goldenbridge Acquisition Limited, the GEM Purchase Agreement did not have any financial impact on the Group’s consolidated financial statements.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

14.	NON-CONTROLLING INTERESTS

Contribution from non-controlling shareholders

On November 24, 2020, one of SunCar’s subsidiary, Shengda Automobile, entered into Capital Subscription Agreement with a series of institutional investors, including Shenzhen Innovation Investment Group Co. Ltd, Nanjing Hongtu Xinghe Venture Capital Fund (LLP), Jiangsu Hongtu Intelligent Manufacturing Venture Capital Enterprise (LLP), Shanghai Jinshan Hongtu Venture Capital Center (LLP), Gaoyou Hongtu Venture Capital Fund (LLP), Shanghai Heyi Enterprise Management Partnership (Limited partnership) and Shanghai Lianchuang Yongyuan Equity Investment Fund Partnership (Limited Partnership) (collectively “institutional investors”), and a series of individual investors. Pursuant to the agreement, all the institutional investors and individual investors made a total contribution of RMB216,000 (US$33,097) to obtain 8,400,001 shares of Shengda Automobile at a purchase price of RMB25.71 (US$3.94) per share, which accounted for 14.38% for the total equity interest of Shengda Automobile. The difference between the total contribution, and the carrying amount of proportional net assets that noncontrolling shareholders acquired was recorded in additional paid-in capital, which was US$14,432.

Repurchase of noncontrolling interests

Since 2014, one of SunCar’s subsidiary, SUNCAR Online, was listed on the National Equities Exchange and Quotations Co., Ltd., or the NEEQ, and SunCar owns a majority ownership in SUNCAR Online. In 2020, a 100% owned subsidiary of SunCar, Shanghai Shengda Jiarui Automobile Sales Co., Limited (“Shengda Jiarui”, a subsidiary from discontinued operation), acquired 0.39% of ownership of SUNCAR Online from non-controlling shareholders via NEEQ capital market. In 2021, another 100% owned subsidiary of SunCar, Haiyan, acquired 0.99% of ownership of SUNCAR Online from non-controlling shareholders via NEEQ capital market. In 2022, Haiyan, and another 100% owned subsidiary of SunCar, Shanghai Feiyou, acquired 0.01% and 0.25% of ownership of SUNCAR Online from non-controlling shareholders via NEEQ capital market,respectively.

Since both Shengda Jiarui and Haiyan were 100% owned by SunCar, the ownership purchase transactions were considered as repurchase of non-controlling interests by SunCar in substance. During the year ended December 31, 2020, as a result of the repurchase of 0.39% non-controlling interest of SUNCAR Online, SunCar derecognized non-controlling interest of $223, and the difference between the purchase price and the carrying amount of proportional net assets that repurchased from noncontrolling shareholders was recorded in additional paid-in capital, which was $867. During the year ended December 31, 2021, as a result of the repurchase of 0.99% non-controlling interest of SUNCAR Online, SunCar derecognized non-controlling interest of $948, and the difference between the purchase price and the carrying amount of the proportional net assets that repurchased from non-controlling shareholders was recorded in additional paid-in capital, which was $236. During the year ended December 31, 2022, as a result of the repurchase of 0.26% non-controlling interest of SUNCAR Online, SunCar derecognized non-controlling interest of $234, and the difference between the purchase price and the carrying amount of the proportional net assets that repurchased from non-controlling shareholders was recorded in additional paid-in capital, which was $276.

Dividend paid to noncontrolling shareholders

On October 26, 2021, SUNCAR Online declared and paid dividend of RMB102,304 (US$15,859), among which RMB42,702 (US$6,620) was paid to non-controlling shareholders of SUNCAR Online. The remaining dividends were paid to Haiyan Trading (Shanghai) Co., Ltd., Shengda Auto Service Group Co., Ltd., Shanghai Lianming Advertising Communication Co., Ltd., and Shanghai Shanda Jiarui Automobile Sales Co., Ltd. (“Shanda Jiarui”, a subsidiary from discontinued operation), which are all 100% owned subsidiaries of the Group, and the payment of the remaining dividends to these subsidiaries has no impact on the consolidated financial statements of the Group.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION

Share-based compensation of a subsidiary

On September 9, 2020, the shareholders of Shengda Automobile, a subsidiary of SunCar, approved and adopted the Share Incentive Plan (the “2020 Plan”), under which eligible employees were granted 2,500,000 of restricted ordinary shares of Shanghai Shengda to award eligible employees’ contribution of the expansion of Shengda Automobile, at the price of RMB4.2 per share (“Restricted Shares”).

The restricted ordinary shares are subject to an annual vesting schedule that vests 20% of granted restricted shares over the next five years as the employees are required to provide services for a total of 60 months to earn the award. The employees have made full subscription payment of $1,553 during the year ended December 31, 2020. Upon termination, the unvested restricted shares are forfeited and the prepaid subscription amount for the unvested portion shall be returned to the employees.

These restricted ordinary shares were considered as nonvested shares under the definition of ASC 718-10-20. The fair value of the Shares at the grant date was RMB25.71 (US$3.94) per share, which was determined based on the purchase price of the financial offering of the same securities with external institutional investors (see Note 14 Non-controlling interests). The Group accounts for forfeitures as a reduction of stock-based compensation expense when the forfeiture actually occurs.

SunCar recognizes compensation expenses related to those restricted shares on a straight-line basis over the vesting periods. $520, $1,668 and $1,599 of compensation expenses were recorded for the years ended December 31, 2020, 2021 and 2022.

As of December 31, 2022, the unrecognized compensation expense related to restricted shares amounted to $ 4,159, which will be recognized over a weighted-average period of 2.67 years.

The 2020 Plan was carried out in the way that eligible employees indirectly hold shares of Shanghai Shengda by holding shares of Jingning Shengjing Enterprise Management Partnership (Limited Partnership) (“Shareholding Platform”) as the general partner and limited partner of the Shareholding Platform.

16.	TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. China Auto Market was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

16.	TAXATION – Continued

PRC

Generally, the Group’s subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax (“EIT”) on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Group’s subsidiaries, Shengda Automobile and Shanghai Chengle Network Technology Co., Ltd. were approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning November 2018 and renewing the HNTE in December 2021. The certificate is valid for three years.

According to Taxation [2019] No. 13 which was effective from January 1, 2019 to December 31, 2021 and Taxation [2021] No. 12 which was effective from January 1, 2021 to December 31, 2022, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2020. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2021 and 2022.

Continuing operations:

The income tax provision consisted of the following components:

	For the years ended December 31,
	2020	2021	2022
Current income tax expenses	$4,028	$2,062	$2,182
Deferred income tax benefit	(2,276)	(1,124)	(1,951)
Total income tax expense	$1,752	$938	$231

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended December 31,
	2020	2021	2022
Income (Loss) before income tax expense	$8,374	$10,530	$(10,674)
Computed income tax expense (benefit) with statutory tax rate	2,093	2,632	(2,669)
Additional deduction for research and development expenses	(386)	(509)	(635)
Tax effect of preferred tax rate	(1,255)	(1,389)	1,050
Tax effect of favorable tax rates on small-scale and low-profit entities	(52)	(93)	123
Tax effect of tax relief	(51)	(9)	(7)
Tax effect of non-deductible items	27	71	26
Tax effect due to the disposal of Shengda Group	-	-	(3,580)
Tax effect of deferred tax effect of tax rate change	-	-	129
Changes in valuation allowance	1,376	235	5,794
Income tax expense	$1,752	$938	$231

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

16.	TAXATION – Continued

As of December 31, 2021 and 2022, the significant components of the deferred tax assets are summarized below:

	December 31,
	2021	2022
Deferred tax assets:
Temporary difference in accounts receivable recognition	$5,794	$5,353
Temporary difference in research and development costs	4,211	3,738
Net operating loss carried forward	4,142	7,676
Share-based compensation	253	78
Allowance for doubtful accounts	-	3,802
Total deferred tax assets	14,400	20,647
Valuation allowance	(2,314)	(7,577)
Deferred tax assets, net of valuation allowance	$12,086	$13,070

Changes in valuation allowance are as follows:

	December 31,
	2021	2022
Balance at the beginning of the year	$2,030	$2,314
Additions	233	5,436
Foreign currency translation adjustments	51	(173)
Balance at the end of the year	$2,314	$7,577

As of December 31, 2021 and 2022, the Group had net operating loss carryforwards of approximately $15,830 and $32,266, respectively, which arose from the Group’s subsidiaries in the PRC. As of December 31, 2021 and 2022, deferred tax assets from the net operating loss carryforwards amounted to $4,142 and $7,676, respectively, and the Group has recorded valuation allowances of $2,314 and $7,577 as of December 31, 2021 and 2022, respectively. Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years.

As of December 31, 2022, net operating loss carryforwards will expire, if unused, in the following amounts:

2023	$676
2024	2,303
2025	5,534
2026	5,757
2027	17,996
Total	$32,266

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

17.	NET INCOME (LOSS) PER SHARE

The following table sets forth the basic and diluted net income (loss) per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the year ended December 31,
	2020	2021	2022
Numerator:
Net income/(loss) from continuing operations attributable to SunCar’s ordinary shareholders	$3,403	$3,942	$(5,675)
Net loss from discontinued operations attributable to SunCar’s ordinary shareholders	(16,396)	(27,663)	(994)
Numerator for basic and diluted net loss per share calculation	$(12,993)	$(23,721)	$(6,669)

Denominator:
Weighted average number of ordinary shares	225,000,000	225,000,000	225,000,000
Incremental weighted average number of ordinary shares from assumed conversion of preferred shares using if-converted method	193,668,614	193,668,614	193,668,614

Net income/(loss) from continuing operations attributable to SunCar’s ordinary shareholders per ordinary share
—Basic	$0.01	$0.01	$(0.03)
—Diluted	$0.01	$0.01	$(0.03)

Net loss from discontinued operations attributable to SunCar’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.07)	$(0.12)	$0.00

Net loss attributable to SunCar’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.06)	$(0.11)	$(0.03)

For the years ended December 31, 2020, 2021 and 2022, 193,668,614, 193,668,614 and 193,668,614 shares issuable upon conversion of convertible preferred shares were excluded from the calculation of basic and diluted net loss per ordinary share, as the convertible preferred shares have no contractual obligation to fund or otherwise absorb the Group’s losses.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

18.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2021 and December 31, 2022:

Name of related parties	Relationship with the Group
Shengda Group	An entity ultimately controlled by Mr. Ye Zaichang, SunCar’s Chief Executive Officer

Balances with related parties

Amount due to a related party

	December 31,
	2021	2022

Shengda Group
Payables due to the transfer of SUNCAR Online (1)	$-	$40,854
Other payables (2)	-	4,710
	$-	$45,564

(1)

On December 3, 2021, Shengda Group transfered all of its equity interest, which was 55.09% as of the transfer date, of SUNCAR Online to Shanghai Feiyou, at price RMB4 per share, totaling RMB282 million. Upon completion of the transfer, Feiyou is liable to Shengda Group RMB282 million for the transfer of SUNCAR Online, which is eliminated in the consolidated financial statements as an intercompany balance as of December 31, 2021. As a result of the disposal of Shengda Group, Shengda Group became the related party of the Group, and the balance due to Shengda Group was not eliminated on the consolidated level but presented as amount due to a related party. On March 1, 2022, the Group entered into a share purchase agreement (the “SPA”) with an affiliate of Mr. Ye, the Group’s Chairman of the Board of Directors to transfer the total equity of Shengda Group with the consideration of RMB 1. Pursuant to the SPA, the Group agreed to repay the debt owed to Shengda Group by full before June 1, 2023.

In April 2023, the Group negotiated with Shengda Group and consented to have an extension of payment to extend the repayment date to December 31, 2025, with annual interest rate of 1% from June 1, 2023 to December 31, 2025 (See Note 21).

(2)	Other payables to Shengda Group were for the ordinary course of operation, which were interest free, unsecure and could be settled on demand.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

19.	CONCENTRATION RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the years ended December 31,
	2020	2021	2022
Percentage of the Group’s total revenue
Customer A	26%	*	*
Customer B	*	15%	11%
Customer C	*	*	15%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2021	2022
Percentage of the Group’s accounts receivable
Customer B	23%	30%
Customer C	13%	33%
Customer D	10%	15%
Customer E	*	12%
Customer F	*	10%

The following table sets forth a summary of each supplier who represent 10% or more of the Group’s total purchase:

	For the years ended December 31,
	2020	2021	2022
Percentage of the Group’s total purchase
Supplier A	10%	*	*
Supplier B	*	12%	24%
Supplier C	*	11%	19%
Supplier D	*	10%	16%

*	represent percentage less than 10%

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

20.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The total future minimum lease payments under the non-cancellable operating lease with respect to the office as of December 31, 2022 are payable as follows:

Lease Commitment
Within 1 year	348
Total	348

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31,2022 and through the issuance date of these consolidated financial statements.

Capital commitments

The Group’s capital commitments primarily relate to commitments on purchase of private cloud. Total capital commitment contracted but not yet reflected in the consolidated financial statements as of December 31, 2022 was $13,022, which was expected to be paid within 1 year.

21.	SUBSEQUENT EVENTS

Reversal recapitalization

On May 17, 2023 (the “Closing Date”), the Company consummated the transaction pursuant to the Agreement and Plan of Merger (“Merger Agreement”) with Goldenbridge Acquisition Limited (the “Parent”, or “Goldenbridge”), SunCar Technology Group Inc. (the “Purchaser”), and SunCar Technology Global Inc (the “Merger Sub”), a Cayman Islands exempted company and wholly owned subsidiary of the Purchaser.

The merger was carried out in two steps:

(1)	Reincorporation Merger: the Parent was merged with and into the Purchaser, the separate corporate existence of Parent ceased and Purchaser continued as the surviving corporation;
(2)	Acquisition Merger: the Merger Sub was merged with and into the Company, the Merger Sub ceased and the Company continued as the surviving company in the Acquisition Merger.

Consideration of US$800 million was paid to the Company’s shareholders, payable in the form of a number of newly issued ordinary shares of the Purchaser, SunCar Technology Group Inc., valued at $10.00 per share. In addition, earn-out payment to Mr. Ye, the Chief Executive Officer of the Company as follows:

(1)	1,600,000 Purchaser Class A Ordinary Shares if the Company’s revenue equals or exceeds US$258,000,000 for the fiscal year ending December 31, 2022, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2022;

(2)	1,600,000 Purchaser Class A Ordinary Shares if the Company’s revenue equals or exceeds US$352,000,000 for the fiscal year ending December 31, 2023, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2023; and;

(3)	1,600,000 Purchaser Class A Ordinary Shares if the Company’s revenue equals or exceeds US$459,000,000 for the fiscal year ending December 31, 2024, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2024.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

21.	SUBSEQUENT EVENTS – Continued

Following the consummation of the transaction, SunCar as a wholly-owned subsidiary of the Purchaser, and the combined company will retain the name of SunCar Technology Group Inc.

The Company was determined to be the accounting acquirer given the Company effectively controlled the combined entity after the transaction. The transaction is not a business combination under US GAAP because Goldenbridge was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by the Company for the net monetary assets of Goldenbridge, accompanied by a recapitalization. The Company is determined as the predecessor and the historical financial statements of the Company became SunCar Technology Group Inc’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization.

Extension of amount due to Shengda Group

On April 6, 2023, the Group entered into an extension agreement with Shengda Group to extended the maturity date of amount due to Shengda Group to December 31, 2025, with annual interest rate of 1% in the extension period from June 1, 2023 to December 31, 2025.

Private Placement

On May 19, 2023, SunCar Technology Group Inc. entered into a Share Subscription Agreement with a certain non-U.S. person, Anji Zerun Private Equity Investment Partnership (Limited Partnership) (the “Investor”) pursuant to which SunCar Technology Group Inc. agreed to sell to the Investor, and the Investor agreed to purchase from the SunCar Technology Group Inc., in a private placement 2,173,657 Class A Ordinary Shares, par value $0.0001 per share, of the Company (the “Purchased Shares”), at the total consideration of US$21,736,569.25. The Purchased Shares are subject to a lock-up period of six (6) months.

The Group has evaluated subsequent events through June 30, 2023, the date of issuance of the consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Group’s consolidated financial statements.

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the Group is required to disclose the financial statements for the parent Company.

CONDENSED PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2021	2022
ASSETS
Investment in subsidiaries	$-	$
Total assets	-

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deficit in investment in subsidiaries	21,436		5,284
Total liabilities	21,436		5,284

Shareholders’ deficit
Ordinary shares (par value of US0.00005 per share; 225,000,000 shares authorized as of December 31, 2021 and 2022; 225,000,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	11		11
Convertible Preferred shares (par value US0.00005; 45,614,646 Series A preferred shares, 27,053,437 limited Series A preferred shares and 121,000,531 Series B preferred shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	10		10
Additional paid in capital	75,091		95,751
Accumulated deficit	(96,548)		(101,056)
Total shareholders’ deficit	$(21,436)		$(5,284)
TOTAL LIABILITIES AND DEFICIT	$-		$-

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY – Continued

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2020	2021	2022
Operating loss:
Share of loss of subsidiaries	$(12,993)	$(23,721)	(6,669)

Loss before income tax expense	(12,993)	(23,721)	(6,669)
Income tax expense	-	-	-
Net loss	$(12,993)	$(23,721)	(6,669)

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOW

For the years ended December 31,
	2021	2022	2022
Cash flows from operating activities
Cash flows from investing activities	$-	$-	$-
Cash flows from financing activities	-	-	-
Net increase in cash and restricted cash	-	-	-
Cash and restricted cash, at beginning of year	-	-	-
Cash and restricted cash, at end of year	$-	$-	$-

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this registration statement.

The unaudited pro forma combined balance sheet as of December 31, 2022 gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the year ended June 30, 2022, and for the six months ended December 31, 2022 give pro forma effect to the Business Combination as if it had occurred as of July 1, 2021. This information should be read together with SunCar’s and Goldenbridge’s respective audited and unaudited financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ASGL,” and other financial information included elsewhere in this report.

The unaudited pro forma combined balance sheet as of December 31, 2022 has been prepared using the following:

●	SunCar’s audited consolidated balance sheet as of December 31, 2022; and

●	Goldenbridge’s unaudited historical consolidated balance sheet as of March 31, 2023.

The unaudited pro forma combined statement of operations for the year ended June 30, 2022 has been prepared using the following:

●	SunCar’s audited historical consolidated statement of operations for the year ended December 31, 2021, and unaudited historical consolidated statement of operations for the six months ended June 30, 2021 and 2022, and

●	Goldenbridge’s audited historical consolidated statement of operation for the year ended June 30, 2022, and related notes included elsewhere in this registration statement.

The unaudited pro forma combined statement of operations for the six months ended December 31, 2022 has been prepared using the following:

●	SunCar’s audited statement of operation for the year ended December 31, 2022; unaudited statement of operation of SunCar for the six months ended June 30, 2022, and

●	Goldenbridge’s unaudited historical consolidated statements of operations for the nine months ended March 31, 2023 and for the three months ended September 30, 2022, as included elsewhere in this registration statement.

Description of the Transactions

The Business Combination is being made pursuant to the terms of the Merger Agreement by and among Goldenbridge, PubCo, Merger Sub, SunCar and the other parties named therein, pursuant to which the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement and the Pre-Merger Charter Amendment by the shareholders of Goldenbridge, Goldenbridge will reincorporate in the Cayman Islands by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) one business day after the Reincorporation Merger, Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of PubCo, will be merged with and into SunCar, resulting in SunCar being a wholly-owned subsidiary of PubCo (the “Acquisition Merger”). The aggregate consideration for the Acquisition Merger is $800,000,000, payable in the form of 80,000,000 newly issued PubCo Ordinary Shares valued at $10.00 per share. In addition, certain SunCar shareholders may be entitled to receive earn-out shares.

Accounting for the Transactions

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Goldenbridge will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of SunCar expecting to have a majority of the voting power of the post-combination company, SunCar senior management comprising substantially all of the senior management of the post-combination company, the relative size of SunCar compared to Goldenbridge, and SunCar operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of SunCar issuing stock for the net assets of Goldenbridge, accompanied by a recapitalization. The net assets of Goldenbridge will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of SunCar.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. SunCar and Goldenbridge have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to PubCo and Merger Sub, and accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

The following table summarizes the number of the Combined Company’s ordinary shares issued and outstanding as of May 17, 2023 immediately following the consummation of the Business Combination, excluding the potential dilutive effect of the exercise or vesting of warrants:

	Class A Shares	Class B Shares

Shares to GBRG Shareholders	1,519,136	-

Shares issued in the Business Combination to Maxim	870,000	-
Shares issued in the Business Combination to Trans Asia as the compensation of financial advisory services	160,000	-

Class A Shares to SunCar Shareholders	30,371,435	-
Class B Shares to SunCar Shareholders	-	49,628,565
Total Shares	32,920,571	49,628,565

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2022

(In U.S. thousands, except for share, or otherwise noted)

	GBRG (A)	SUNCAR (B)	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	$13	$21,200	$18,788	(1)	$15,241
			(4,272	)(2)
			(2,490	)(3)
			(17,998	)(4)
Restricted cash	-	2,717	-		2,717
Short-term investments	-	26,544	-		26,544
Accounts receivable, net	-	85,619	-		85,619
Other current assets	-	9,270	(2,188	)(3)	7,082
Total Current Assets	13	145,350	(8,160)		137,203

Cash and investment held in Trust Account	18,788	-	(18,788	)(1)	-
Software and equipment, net	-	18,491	-		18,491
Deferred tax assets	-	13,070	-		13,070
Other non-current assets	-	14,423	-		14,423
Right-of-use assets, net	-	344	-		344
Long-term investments	-	290	-		290
Total Non-current Assets	18,788	46,618	(18,788)		46,618

Total Assets	18,801	191,968	(26,948)		183,821

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Short-term borrowings	-	74,653	-		74,653
Accounts payable	-	24,200	-		24,200
Accrued expenses and other current liabilities	300	4,849	(300	)(2)	4,849
Amounts due to related parties, current	460	45,564	(460	)(2)	45,564
Note payable – related party	1,499	-	(1,499	)(2)	-
Operating lease liability, current	-	315	-		315
Deferred revenue	-	3,569	-		3,569
Taxes payable	-	2,042	-		2,042
Total Current Liabilities	2,259	155,192	(2,259)		155,192

Deferred underwriting commission	2,013	-	(2,013	)(2)	-
Warrant liabilities	32	-	-		32
Total Liabilities	4,304	155,192	(4,272)		155,224

Ordinary shares, subject to possible redemption: 1,745,613 shares as of March 31, 2023 (at redemption value of $10.00 per share)	18,788		(18,788	)(4)	-

Shareholders’ (Deficit) Equity
Class A Ordinary Shares	-	-	3	(5)	3
Class B Ordinary Shares	-	-	5	(5)	5
Ordinary Shares	2,755	11	(2,755	)(5)	-
			(11	)(5)
Preferred shares	-	10	(10	)(5)	-
Additional paid in capital	-	95,751	(3,071	)(3)	89,192
			790	(4)
			(4,278	)(5)
Accumulated deficit	(7,046)	(99,580)	(1,607	)(3)	(101,187)
			7,046	(5)
Accumulated other comprehensive loss	-	(1,476)	-		(1,476)
Total Shareholders’ Deficit	(4,291)	(5,284)	(3,888)		(13,463)
Non-controlling interest	-	42,060	-		42,060
Total (Deficit) Equity	(4,291)	36,776	(3,888)		28,597
Total Liabilities and (Deficit) Equity	$18,801	$191,968	$(26,948)		$183,821

(A) Derived from unaudited consolidated balance sheet of GBRG as of March 31, 2023.

(B) Derived from audited consolidated balance sheet of SunCar as of December 31, 2022.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

(In U.S. thousands, except for share and per share data, or otherwise noted)

	GBRG (A)	SUNCAR (B)	Pro Forma Adjustments		Pro Forma Income Statement

Net revenues	$-	$157,685	$-		$157,685

Formation and operating costs	(546)	-	60	(2)	(486)
Integrated service cost	-	(90,076)	-		(90,076)
Promotional service expenses	-	(37,137)	-		(37,137)
Selling and marketing	-	(9,675)	-		(9,675)
General and administrative	-	(32,807)	-		(32,807)
Research and development expenses	-	(6,548)	-		(6,548)
Operating loss	(546)	(18,558)	60		(19,044)

Other income (expense):
Interest income (expense), net	699	(1,903)	(699	)(1)	(1,903)
Change in fair value of warrant liabilities	(12)	-	-		(12)
Investment income, net	-	192	-		192
Other income, net	-	1,982	-		1,982
Income (Loss) before income taxes	141	(18,287)	(639)		(18,785)
Provision for income taxes	-	659	-		659
Net income (loss) from continuing operations	141	(17,628)	(639)		(18,126)
Less: net loss attributable to non-controlling interests	-	8,798	-		8,798
Net income (loss) from continuing operations attributable to Company	$141	$(8,830)	$(639)		$(9,328)

Weighted average shares outstanding of redeemable ordinary shares	2,918,168
Basic and diluted net income per share	$0.12

Weighted average shares outstanding of non-redeemable ordinary shares- basic and diluted	1,816,250	225,000,000			82,549,136
Net loss per share for continuing operations - basic and diluted	$(0.11)	$(0.04)			$(0.11)

(A)	Derived from unaudited historical consolidated statements of operations of GBRG for the nine months ended March 31 2023, and for the three months ended September 30, 2022, and

(B)	Derived from unaudited statement of operations of SunCar for the six months ended December 31, 2022.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2022

(In U.S. thousands, except for share and per share data, or otherwise noted)

	GBRG (A)	SUNCAR (B)	Pro Forma Adjustments		Pro Forma Income Statement

Net revenues	$-	$260,667	$-		$260,667

Formation and operating costs	(1,106)	-	120	(2)	(986)
Integrated service cost	-	(164,158)	-		(164,158)
Promotional service expenses	-	(57,951)	-		(57,951)
Selling and marketing	-	(13,666)	-		(13,666)
General and administrative	-	(10,558)	(575)		(11,133)
Research and development expenses	-	(3,526)	-		(3,526)
Operating (loss) income	(1,106)	10,808	(455)		9,247

Other income (expense):
Interest income (expense), net	20	(3,371)	(20	)(1)	(3,371)
Change in fair value of warrant liabilities	(100)	-	-		(100)
Investment income, net	-	550	-		550
Other income, net	900	4,618	(900	)(1)	4,618
(Loss) Income before income taxes	(286)	12,605	(1,375)		10,944
Provision for income taxes	-	(1,505)	-		(1,505)
Net (loss) income from continuing operations	(286)	11,100	(1,375)		9,439
Less: net income attributable to non-controlling interests	-	(6,217)	-		(6,217)
Net (loss) income from continuing operations attributable to Company	$(286)	$4,883	$(1,375)		$3,222

Weighted average shares outstanding of redeemable ordinary shares	5,750,000
Basic and diluted net income per share	$0.01

Weighted average shares outstanding of non-redeemable ordinary shares- basic and diluted	1,816,250	418,668,614			82,549,136
Net (loss) income per share for continuing operations - basic and diluted	$(0.20)	$0.01			$0.04

(A)	Derived from audited statement of operation of GBRG for the year ended June 30, 2022;

(B)	Derived from audited statement of operation of SunCar for the year ended December 31, 2021, unaudited statement of operation of SunCar for the six months ended June 30, 2021 and 2022.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basic of Presentation

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP, whereby GBRG is treated as the acquired company and SunCar is treated as the acquirer. Accordingly, for accounting purposes, the Business Combination is expected to be treated as the equivalent of SunCar issuing stock for the net assets of GBRG, accompanied by a recapitalization. The net assets of GBRG will be stated at historical cost, with no goodwill or other intangible assets recorded. Subsequently, results of operations presented for the period prior to the Business Combination will be those of SunCar.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 gives pro forma effect to the Business Combination as if it had been consummated on December 31, 2022. The unaudited pro forma condensed combined statement of operations for the year ended June 30, 2022, and for the six months ended December 31, 2022 give pro forma effect to the Business Combination as if it had been consummated on July 1, 2021.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 has been prepared using, and should be read in conjunction with, the following:

●	SunCar’s audited consolidated balance sheet as of December 31, 2022; and the related notes included elsewhere in this form; and

●	GBRG’s unaudited condensed consolidated balance sheet as of March 31, 2023 and the related notes included elsewhere in this form.

The unaudited pro forma condensed combined statement of operations for the year ended June 30, 2022 has been prepared using, and should be read in conjunction with, the following:

●	SunCar’s audited consolidated statement of operations for the year ended December 31, 2021, unaudited statement of operation of SunCar for the six months ended June 30, 2021 and 2022, and

●	GBRG’s audited consolidated statement of operations for the year ended June 30, 2022, and the related notes included elsewhere in this form.

The unaudited pro forma condensed combined statement of operations for the six months ended December 31, 2022 has been prepared using, and should be read in conjunction with, the following:

●	SunCar’s audited statement of operation for the year ended December 31, 2022; unaudited statement of operation of SunCar for the six months ended June 30, 2022, and

●	GBRG’s unaudited historical consolidated statements of operations for the nine months ended March 31, 2022, and for the three months ended September 30, 2022, and the related notes included elsewhere in this form.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the completion of the Business Combination are based on currently available information and assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of SunCar and GBRG.

2.	Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of SunCar’s and GBRG’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined consolidated statement of operations are based upon the number of GBRG’s shares outstanding, assuming the Initial Public Offering of GBRG and Business Combination occurred on July 1, 2021.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2022 are as follows:

(1)	Reflects the release of cash from cash and investment held in the Trust Account.

(2)	Reflects the payments of GBRG’s deferred underwriting commission, note payable to related party of extension loan, amount due to related parties and accrued expenses and other current liabilities.

(3)	Represents: (a) preliminary estimated transaction costs expected to be incurred and paid by GBRG and SunCar, respectively, for legal, financial advisory and other professional fees; (ii) deferred offering cost of SunCar would be transferred to the deduction of addition paid-in capital.

(4)

Represents all GBRG shares previously subject to redemption for would be transferred to shareholders’ equity, except for 1,660,102 shares redeemed by a number of shareholders of GBRG in an aggregate principal amount of $18.0 million subsequent to March 31, 2023.

(5)

Reflects (a) recapitalization of SUNCAR thru issuance of GBRG shares and eliminate GBRG historical accumulated earnings; (b) the contribution of all the share capital in SUNCAR to GBRG. The total ordinary shares as of the date of this form would be 82,549,136, at the par value of $0.0001 per share, totally amounting to $8.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2022 are as follows:

(1)	Represents an adjustment to eliminate a monthly administrative service fee of $10 payable to Golden Bridge Capital Limited commencing from June 1, 2020, which is terminated upon completion of the Business Combination or the liquidation of the trust account to public shareholders.

(2)	Represents an adjustment to eliminate interest income related to cash and investment held in Trust Account.

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended June 30, 2022 are as follows:

(1)	Reflects preliminary estimated GBRG’s transaction costs that will be expensed upon the closing of the Business Combination. These costs are reflected as if incurred on July 1, 2021, the date the Business Combination is deemed to have occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

(2)	Represents an adjustment to eliminate interest income and other income related to cash and investment held in Trust Account.

(3)	Represents an adjustment to eliminate a monthly administrative service fee of $10 payable to Golden Bridge Capital Limited commencing from June 1, 2020, which is terminated upon completion of the Business Combination or the liquidation of the trust account to public shareholders.

4.	Income (Loss) per Share

Represents the net income (loss) per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since July 1, 2021. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. The following table does not take into account the GEM Shares or GEM Warrant Shares because they are not issuable immediately after the Business Combination.

Pro Forma Consolidation
Pro forma net income for the year ended June 30, 2022 from continuing operations (in thousand)	$3,222
Pro forma net loss for the six months ended December 31, 2022 from continuing operations (in thousand)	$(9,328)
Pro forma weighted average shares calculation – basic and diluted
Shares to GBRG shareholders	1,519,136
Shares issued in the Business Combination to Maxim	870,000
Shares issued in the Business Combination to Trans Asia as the compensation of financial advisory services	160,000
SunCar Shareholders	80,000,000
Pro forma weighted average shares outstanding – basic and diluted (1)	82,549,136

Pro forma net income for the year ended June 30, 2022 per share – basic and diluted	$0.04
Pro forma net loss for the six months ended December 31, 2022 per share – basic and diluted	$(0.11)

(1)	Excludes the public and private placement warrants, which are exercisable at $11.50 per share. As the warrants are deemed anti-dilutive, they are excluded from the calculation of earnings per shares under all of scenarios.